03035592

2-24135



P.E. 10-1-03

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**FORM 6-K**

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
Filing No. 1 for the Month of October, 2003



**Industrial Development Bank of Israel Limited**
(Translation of Registrant's name in English)

**4 Weizman Street, Tel Aviv, ISRAEL**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED**

Date: October 22, 2003

By: ______________________
Michael Warzager
General Counsel

By: ______________________
Natan Atlas
General Secretary

**Industrial Development Bank of Israel Limited**

On or about September 24, 2003, Industrial Development Bank of Israel Limited mailed to all registered security holders its Annual Report for the year ended December 31, 2002. The 2002 Annual Report to security holders is attached to this Form 6-K as Exhibit 1.

Exhibits

Exhibit 1 – 2002 Annual Report

Industrial Development Bank of Israel Limited

# ANNUAL REPORT 2002

# The Industrial Development Bank of Israel Limited
# 2002 Annual Report

**Contens** **Page**

# The Bank Group


Industrial Development Bank of Israel Limited
100%
Balat Ne'emanuioth - Hevra le Ne'emanuth Ltd.

## The Industrial Development Bank of Israel Limited
## Report of the Board of Directors for the Year 2002

At the meeting of the Board of Directors held on February 27, 2002, it was resolved to approve and publish the Bank's financial statements for the year ended December 31, 2002.

The financial statements are presented in accordance with the directives of the Supervisor of Banks. The data included in the financial statements is adjusted for inflation and stated in terms of NIS of December 2002.

Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter – the "Governor") on August 22, 2002, with a request for an extraordinary credit line.

On August 26, 2002, the Bank of Israel issued a press release whereby the Prime Minister's Office, the Finance Ministry, and the Bank of Israel decided to implement a number of steps pertaining to the Bank. These steps included selling the assets and liabilities portfolio of the Bank to another bank, setting up a credit framework from the Bank of Israel for the Bank in order to bridge its liquidity problems, and against this credit framework, the agreement of the Finance Ministry that the State's deposits with the Bank would be subordinate to the public's deposits with the Bank and to the credit of the Bank of Israel, until the sale of the Bank's banking activity. On that very same day, August 26, 2002, the board of directors of the Bank resolved to approve the sale of the Bank's banking activity, to cooperate during the sales process so as to facilitate its implementation, and to direct Bank Management, as needed.

On September 1, 2002, the Government decided on a course of action "the goal of which was to immediately stabilize the Bank and establish a feeling of certainty among the depositors, by guaranteeing the orderly operation of the Bank until the completion of the sale of its banking activity (asset and liability portfolio) (activity portfolio)". As part of this course of action, the Government resolved that "against the setting up of the credit framework by the Bank of Israel for the Bank, under clause 8 of the Banking Ordinance, in order to bridge the Bank's liquidity needs, as needed – the deposits of the State should be subordinated to the public's deposits currently held with the Bank or the credit of the Bank of Israel granted to repay deposits, all on the basis of the resolution of the board of directors of the Bank to sell its activity portfolio within a few months". The manner of the subordination under the aforementioned Government resolution was detailed in a letter of the Accountant General of the Finance Ministry dated September 4, 2002. The letter stipulates that the Government deposits with the Bank in respect of loans granted by the Bank to a certain company under the guarantee of the State of Israel (hereinafter – the "deposits"), up to the level of the credit granted by the Bank of Israel, would become subordinated deposits. According to the letter, the subordination would be relative to the liabilities of the Bank for the credit (principal only) granted by the Bank of Israel, such that, in the event that the total amount of the deposits falls below the total amount of the public's deposits with the Bank plus the aforementioned credit of the Bank of Israel (as long as they do not exceed NIS 4,162 million), the Government will not receive any amount from the Bank in respect of the current repayment of its deposits with the Bank. Should such an event occur, any normal repayment of the deposits will serve as a repayment of the liabilities of the Bank toward the public's deposits and toward the credit of the Bank of Israel, and only after that would it be applied toward the repayment of the Bank to the State of Israel in respect of the deposits, until such time that the Government deposits will be equal in amount to the public's deposits and the credit of the Bank of Israel (not to exceed NIS 4,162 million). Upon the sale of the assets and liabilities portfolio of the Bank, all of the Banks liabilities to the Bank of Israel will be repaid and the subordination of the deposits will be cancelled upon the repayment.

In accordance with the Bank's understanding of the aforementioned letter of the Accountant General, in the event that the deposits of the State of Israel fall "below the total of the public's deposits plus the credit of the Bank of Israel", the State's deposits will be subordinated to the public's deposits and the credit of the Bank of Israel. This event is scheduled to occur (in accordance with the repayment schedule of the State's deposits) in 2013.

On September 9, 2002, the Governor notified the Bank as to his decision to place an extraordinary credit line at the disposal of the Bank, the major terms of which are as follows:

- The Bank will be able to obtain the extraordinary credit from the Bank of Israel to the extent necessary to bridge the Banks liquidity needs to fulfill its banking obligations, including those toward its public depositors (not including liabilities of any kind to the Government).

- In the initial phase, the amount of the extraordinary credit line (including repayment of the debit balance accrued to that date in the account of the Bank with the Bank of Israel) will be an amount of NIS 2 billion.

- The credit under the extraordinary credit line will bear interest at the "Bank of Israel rate", plus 3% (charged quarterly), and the Bank will also have to pay a commission at an annual rate of 1% (charged monthly) in respect of the unutilized amount of the line. The "Bank of Israel rate" was, at that time, 9.1% per annum. On December 25, 2002, the Bank of Israel rate was lowered by 0.2% to 8.9% per annum.

- The extraordinary credit line will expire on the earlier of May 10, 2003 or upon the sale of the Bank's banking activity. However, the Governor reserves the right to demand the earlier repayment of the line, or to cease any further utilization of the line.

- The granting of the extraordinary credit line is subject to various conditions, among which is the placement of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel.

In the opinion of the board of directors, had the subordination of the State's deposits with the Bank been done to the satisfaction of the Governor, the Bank of Israel would have considered that as adequate security for the extraordinary credit line and there would be no further need to place a general pledge in favor of the Bank of Israel as above.

On September 10, 2002, the Bank's board of directors decided to agree to the extraordinary credit line under the conditions stipulated by the Governor, but it subjected its decision to receipt of the approval of the general shareholders' meeting of the Bank to the placing of a pledge on the assets of the Bank and to the interest rate and liability commission set by the Governor in respect of the line.

On October 8, 2002, the Governor announced his decision whereby at the time of the accounting for the interest on the extraordinary credit line at the end of December 2002, and after implementation of the Government's decision to sell the Bank's asset and liability portfolio, the Bank of Israel will charge the Bank interest at the "Bank of Israel rate" plus 2% instead of plus 3%. However, if for any reason the sale of the portfolio is not completed, the additional amount above the "Bank of Israel rate" will remain 3%.

On October 24, 2002, the general shareholders' meeting of the Bank approved the placing of the pledge on the Bank's assets in favor of the Bank of Israel and the interest rate and liability commission set by the Governor in respect of the extraordinary credit line.

On November 14, 2002, the extraordinary credit line was actually granted to the Bank. The amount of the framework at that date was set at NIS 2.2 billion. Until then, the Bank refrained from signing a debenture that generated a pledge in favor of the Bank of Israel, since prior to signing, the Bank wanted to know what interest rate its debit balance with the Bank of Israel would bear from the initial generation (August 20, 2002) until the granting of the extraordinary credit line. On November 14, 2002, the Governor notified the Bank that the aforementioned debit balance would bear annual interest of 14.1% and the Bank signed the debenture in favor of the Bank of Israel, reserving its claim that the interest on the debit balance should be no higher than the interest on the extraordinary credit line.

As a result of the decision of the Governor regarding the interest rate on the debit balance of the Bank with the Bank of Israel, the Bank was charged interest at a rate of 14.1% per annum, in a total amount of NIS 51.6 million in respect of the period from August 20, 2002 through November 13, 2002. In addition to this charge, the Bank was charged interest in a total amount of NIS 3 million at an annual rate of 48% (adjusted interest – 61%) in respect of its liquidity requirement relating to the period prior to the granting of the extraordinary credit line. The Bank has reservations regarding this charge, but clarifications into this matter have not yet been completed.

As part of the debenture signed by the Bank in favor of the Bank of Israel, the Bank placed a first degree floating charge on all of its assets, excluding the following assets:

- Loans and credits under State guarantee at a total balance sheet value, as of December 31, 2002, of NIS 7.1 billion.
- The Bank's deposit with the Finance Ministry (the Accountant General) in respect of the DD preferred shares of the Bank.
- Deposits to be made by the Bank from time to time with other banking institutions in Israel and/or abroad, and/or with brokers in Israel and/or abroad, which deposits are made in connection with guaranteeing the Bank's liabilities to such banking institutions and/or brokers, which were created subsequent to November 14, 2002.

For further information regarding the pledge, see Note 17 to the financial statements.

The balance of the extraordinary credit line from the Bank of Israel, including accrued interest as of December 31, 2002, is NIS 2,131 million. ON February 25, 2003, the balance was NIS 2,238 million.
Since the Bank utilized the entire extraordinary credit line allocated to it, the Bank recently requested from the Governor to expand the line. To date, such expansion has not been approved by the Governor. As a result, the Bank's account with the Bank of Israel as of February 25, 2003 stands at a debit balance of NIS 40 million, in respect of which the Bank of Israel currently charges the Bank interest at an annual rate of 48%. This debit balance may increase in the event that the expanded extraordinary credit line requested by the Bank is not settled.

On November 13, 2002, the board of directors of the Bank approved the layout of the sale and the principles of the sale of the Bank's asset and liability portfolio. The asset portfolio offered for sale by the board of directors included credit granted to the public, credit to governments, and real assets, in a balance sheet value as of December 31, 2002 of NIS 4.3 billion. The liabilities portfolio included deposits of the public, banks and the Israeli government in a total balance sheet value, as of December 31, 2002, of NIS 2.5 billion. The assets not offered for sale (comprised mainly of loans guaranteed by the State of Israel to a certain company and the perpetual deposit with the Finance Ministry) had a balance sheet value, as of December 31, 2002, of NIS 8.2 billion, while the liabilities not offered for sale (comprised mainly of State deposits for granting the aforementioned loans and the credit line of the Bank of Israel) had a balance sheet value, as of December 31, 2002, of NIS 9.4 billion. The sale was approved as an "all or nothing" sale, to one or more purchasers, but the board of directors clarified its position that the approval does not reject the possibility of having the sale take on some other form, should it become clear during negotiations with potential purchasers that through a different kind of sale, the Bank may receive a higher consideration for the portfolio it is selling. Under the format of the approved sale, the "proposal documents" were supposed to be handed over to the parties competing for the purchase by December 20, 2002. On that same date, the "information room" was supposed to have been opened. As a result of the aforementioned approval of the board of directors, the Bank contacted other banks that it viewed as potential purchasers of its assets and liabilities portfolio, in order to discuss their participation in the sales process. The initial contacts of the Bank and the succeeding deliberations did not bear fruit, and the information room that was opened by the Bank was closed at the end of January 2003, without even one of the aforementioned banks requesting to enter the room in order to perform a due diligence.

After the board of directors received a report on the difficulties in carrying out the sale of the Bank's assets and liabilities portfolio as an "all or nothing" sale, the board reached the conclusion that it should entertain other alternatives to the sale. At its meeting of February 27, 2003, the board adopted the principles of a proposed "run-off" plan prepared by Zinger Barnea and Co. Ltd. and by Fahn Kanne Consultants Ltd. The components of the Run-off plan, the principles of which were adopted, include, among other things, a supervised sale of the Bank's credit assets, by way of collection (in accordance with maturity dates) of some of the credit, and a segmented sale of some of the other credit, to be conducted over a 4-year period, a significant reduction in manpower and in operating expenses, and the continued granting of the extraordinary credit line by the Bank of Israel. In accordance with the economic evaluation of the parties who prepared the plan, the cost of implementing the run-off plan, including the sale of the credit, will be significantly less than the expected discount on the "all or nothing" and short-term sale of the Bank's asset and liability portfolio.

The board of directors decided to adopt in principle the proposed run-off plan, seeing in it, under the existing circumstances, the practical alternative in selling the Bank's assets. In addition, the board also decided in the same meeting to approve the expanded and detailed efficiency plan formulated by the Bank Management. The plan includes extensive cutbacks (beyond those already decided upon in the past and currently being implemented) in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts. This plan is fully integrated with the run-off plan and is an integral part thereof, as it paves the way and sets the stages in which the cuts in operating expenses will be made as part of the run-off plan. In view of the existing decisions of the State authorities regarding the matters of the Bank, and in view of the floating charge the Bank placed on its assets in favor of the Bank of Israel, and the dependency of the Bank on the continuation of the extraordinary credit line of the Bank of Israel, the Bank will have to obtain the agreement and the cooperation of the State authorities to the run-off plan in order to guarantee its success. To further this end, the Bank maintains ongoing contacts with those authorities. In accordance with the run-off plan and the complementary efficiency plan, the Bank will refrain from granting new credit and its activities will concentrate on collection and sale of the existing credit. The Bank plans on implementing an aggressive policy in all matters to relating to collection of problematic debts. The Bank foresees that as a result of the intensive handling of the problematic collections, there will be a significant increase in the Bank's collection costs and legal fees. As part of the run-off and efficiency plans, the Banks manpower structure will be further reduced significantly by 2003, and the number of employees of the Bank which, on the date of the publication of the report, amounted to 130, will be more than halved by the end of 2003. The reduction in manpower will result in decreased payroll costs for 2003. In addition, as a direct result of the aforementioned plans, the intention is to reduce by one-third, those operating expenses that the Bank has the flexibility to reduce over the immediate term.

Following the developments of the third quarter of 2002, there was a significant reduction in deposits from the public. The balance of the public's deposits with the Bank as of December 31, 2002 was NIS 1,316 million, compared with NIS 3,666 million on June 30, 2002, and NIS 4,430 million on December 31, 2001. On February 25, 2003, the balance amounted to NIS 1,066 million.

The ability of the Bank to repay its liabilities and its future operating format is conditioned on the continued existence of the extraordinary credit line from the Bank of Israel and the implementation of the run-off plan.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of realizing the Bank's assets as part of the run-off plan.

Capital adequacy – as a result of the Bank's losses in 2002, there was an additional impairment in the Bank's minimum capital ratio. As of December 31, 2002, the ratio stood at 2.86%, compared with the rate of 15% set by the Bank of Israel. The minimum capital ratio set by the Supervisor of Banks according to proper banking procedure is currently 9%.

On January 14, 2002, the Bank of Israel issued an amendment to Directive No. 311 of Supervisor of Banks "Minimal Capital Ratio". The new directive changed the definitions related to second tier capital. The Bank's position is that all the second tier capital that existed according to the definitions that were in effect until the new directive was published should be included also in accordance with the new definitions. If the existing second tier capital or part of it is not included in the second tier capital there will occur a significant reduction in the ratio of the Bank's capital to risk assets which will require a significant reduction in the risk assets of the Bank. At the beginning of 2002, the Bank requested the Bank of Israel to clarify the implications of the amendment on the Bank. To date, no such clarification from the Bank of Israel has been received with respect thereto.

Cessation of dividend distribution – The issued and outstanding share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay quarterly, 25% of the annual preferred dividend of those classes (the "quarterly dividend"). In consideration of the issuance of these preferred shares, the Bank deposited with the Ministry of Finance perpetual deposits (the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at a rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

According to the Companies Law – 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined there), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due ("repayment ability test"). Nevertheless, the court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the Company meets the "repayment ability test". According to the directives of proper banking procedures, the Supervisor of Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of three quarters for which the last interim financial statements were issued reflected a loss.
The Bank ended the year 2001 with a loss and commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank had to obtain court approval and the approval of the Supervisor of Banks.
Immediately prior to the publication of the financial statements of the Bank for the third quarter of 2002, the board of directors of the Bank decided, in the meantime, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

- The results of operations of the third quarter of 2002 and the crises which affected the Bank during that quarter.
- Non-existence of distributable profits under the Companies Law.
- The prohibition on distribution of dividends according to the Banks articles when there are no profits, even in nominal terms.
- The prohibition on distribution of dividends according to the directives of proper banking procedure, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.
- The possibility that the interest on the Bank's perpetual deposits with the Ministry of Finance will continue to accrue to the credit of the Bank even if not actually paid, as long as no dividend is distributed.

On December 1, 2002, the Bank received an answer from the Supervisor of Banks to its request to receive the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervision of the Banks believes that "there is no room to distribute a dividend at this time". Nevertheless, the Supervision of the Banks noted that it was still not completely clear on the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervision of the Banks added that a copy of the letter was transmitted to the Government Companies Authority and the Accountant General for further clarifications. Following receipt of clarifications from them and from the Bank to questions which arose, the Supervision will notify the Bank as to its position.

In view of the lack of clarity surrounding the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the board of directors deliberated the matter, taking into consideration a comprehensive legal opinion placed before the board. The board reached the conclusion that the interest not paid to it due to the non-distribution of the dividend will accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver. In a letter dated January 22, 2003, the Bank requested from the Ministry of Finance and the Government Companies Authority that they immediately issue their positions in this matter. Responses have not yet been received from either the Ministry of Finance or the Government Companies Authority. In view of all of the considerations and circumstances described above, the board of directors decided, at its meeting of February 27, 2003, to refrain from distributing any further dividend for the time being. Upon receipt of the positions of the Ministry of Finance and the Government Companies Authority, the board of directors will once again convene to discuss the matter.
The amount of the accrued dividend in arrears in respect of the aforementioned preferred shares was NIS 22.2 million and this amount was not recorded in the financial statements. It is equal to the amount of the accrued interest on the perpetual deposits which also was not recorded in the financial statements.

**Economic and Financial Developments**

The year 2002 was characterized by the continued slowdown in the economy. According to initial estimates of the Central Bureau of Statistics, the Gross National Product decreased by 1.0% in 2002, after a similar decline in 2001. The decrease in the GNP over the past two years was influenced primarily by the crisis in the construction and tourism industries, and from the decrease in the volume of the export of goods and services. The decrease in exports derives mainly from the decrease in exports of hi-tech industries as a result of the global crisis affecting these industries. In the area of tourism, there has been a continuing decline which began with the start of the Palestinian uprising. In 2002, there was a 30% decrease in the number of tourists coming to Israel, following the 45% decrease in incoming tourism on 2001 when compared with 2000.
The average rate of unemployment for 2002 was 10.4%, compared with an average rate of 9.4% for 2001 (9.9% at the end of 2001).

In 2002 the Consumer Price Index (CPI) increased by 6.5% in comparison with 1.4% in 2001. The sharp increase in prices since the beginning of the year derives mainly from the sharp devaluation of the New Israeli Shekel as a result of the reduction in interest rates at the end of December 2001, a devaluation that led to a significant increase in the prices of goods and services having a significant foreign currency component (housing, import goods, tourism, etc.).

In an effort to stop the accelerated devaluation from the end of December 2001 (following the reduction in interest for January by 2% and the continued worsening of the security situation) and the ensuing rise in prices, the Bank of Israel raised the interest rate during the first half of the year in 5 stages, by an aggregate rate of 5.3%. The Bank of Israel interest rate at the end of June 2002 stood at 9.1% per annum (an effective rate of 9.5%), compared with 3.8% (effective rate of 3.9%) at the end of December 2001. Please note that during the first four months of the year, the Bank of Israel raised the interest rate in two stages by an aggregate rate of only 0.8%. Further to the continued devaluations and the expectations for an interest rate hike, the Bank of Israel was forced, during the months of May and June, to increase the rate of interest three times by an aggregate rate of 4.5%. The aforementioned rate of 9.1% was preserved unchanged from the end of June 2002 until the end of December, at which time the interest was reduced by 0.2% to a rate of 8.9%.

Concurrent with the changes in the rate of interest by the Bank of Israel, the banks changed the Prime rate which, at the end of June 2002, stood at a rate of 10.6%. Commencing on December 25, the Prime rate in most of the banks was 10.4%, compared with a rate of 5.3% on December 31, 2001.

On December 31, 2002, the shekel/dollar exchange rate was US$1 = NIS 4.737, compared with US$1 = NIS 4.416 on December 31, 2001 – an increase of 7.3%. In 2002, the shekel devaluated sharply against the Euro, by a rate of 27.2%. Subsequent to the balance sheet date, the shekel continued its devaluation.

The monetary market was characterized by declining prices of debentures linked to the CPI and unlinked debentures. As a result, rates of return on those debentures rose significantly compared with the beginning of 2002. The average rate of return on five-year Government bonds linked to the CPI stood at 5.9%, compared with 3.4% at the end of December 2001. Five-year "Shachar" type debentures (unlinked and bearing fixed interest) traded at the end of 2002 at a rate to maturity of 10.8%.

The stock exchange was characterized by a decline in prices and in trading volumes. The "Ma'of" index decreased in 2002 at a nominal rate of 27% (32% in real terms).

**Development of Revenues and Expenses**

**Loss of the Bank** – in 2002, the Bank lost an amount of NIS 431.7 million, compared with a loss of NIS 20.8 million in 2001.
The loss derived mainly from the increase in the provision for doubtful debts and from the decrease in earnings from financing activities. In addition, the results were affected by the provision in an amount of NIS 36 million in respect of the early retirement of employees of the Bank, due to the necessity for a reduction in costs and the decision to approve the run-off plan, as part of which the Bank will be required to drastically cut the number of its employees.

**Profit from financing operations before the allowance for doubtful debts** – amounted to NIS 81.0 million in 2002, compared with NIS 167.2 million in 2001.

The sharp decrease in profit from financing operations resulted mainly from the following:

- The decrease in the volume of credit to the public – the average balance of credit to the public in 2002 totaled NIS 5,008 million, compared with an average of NIS 5,773 million during 2001, a decrease of 13% in the average balance. The credit balance data do not include credit granted under State of Israel guarantees, the source of which comes from the deposit of the Government. The average balance of that credit in 2002 was an amount of NIS 7,232 million (compared with an average of NIS 7,119 million in 2001). This credit has a small margin and its contribution to the profit from financing activities is marginal.

- The decrease in off-balance sheet activity – concurrent with the decrease in assets, there was also a decrease in off-balance sheet activity. The balance of guarantees issued by the Bank was NIS 581 million on December 31, 2002, compared with NIS 1,183 million on December 31, 2001. There was also a significant decrease in the activity of the "transactions room", reflected in the decrease in the volume of transactions on December 31, 2002, compared with the previous year (see Note 22A).

- Cost of the credit line from the Bank of Israel – Commencing on August 20, 2002, the Bank needed a credit line from the Bank of Israel. The interest that was set for this credit line is significantly higher than the interest the Bank paid on the deposits which the credit line replaced. Until November 13, the Bank was charged interest at a rate of 14.1% (compared with the bank interest rate that was 9.3%). The interest rate that the Bank was charged during that period was the Bank of Israel rate plus 5%. In addition, in respect of the liquidity requirement during that period, the Bank was charged interest at a rate of 48%. The total amount of the interest that was charged at the 48% rate was NIS 3 million. The Bank appealed these interest charges but, since the matter is still being looked into, the amounts were included in the expenses of the Bank. Following November 14, 2002, the interest on the credit line was set to the Bank of Israel rate plus 3% (2.8% higher than the normal bank interest rate). In addition, the Bank was charged a commission at an annual rate of 1% of the unutilized balance of the credit line. The average balance of the credit line from the day it was granted until December 31, 2002 amounted to NIS 1,645 million.
  In respect of this credit line for the period August 20, 2002 through December 31, 2002, the Bank was charged interest amounting to NIS 87.5 million. This interest is NIS 27.5 million higher than the interest paid on the deposits which the credit line replaced. This additional interest obviously reduced the Bank's profit from financing activities.

- Decrease in the accrual of financing income in respect of non-income bearing debts – The total interest and linkage differentials in respect of these debts, not credited to financing income for 2002, totaled NIS 65 million, compared with NIS 25 million in 2001. The increase derives from both the increase in the volume of debts classified as non-income bearing and from the increase in the rate of inflation and the devaluation in the rate of the shekel.

**The allowance for doubtful debts** – amounted to NIS 409.5 million in 2002 compared with NIS 126.9 million in 2001, an increase of 223%.

The specific allowance for doubtful debts in 2002 amounted to NIS 399.1 million, compared with NIS 110.5 million in 2001. The increase in the specific allowance derived from the continued economic crisis, the deep recession and the situation of the debtors. In determining the suitability of the allowance, Management based itself on a risk assessment of its credit portfolio, on the basis of information it has regarding the financial condition of its debtors, the volume of their business activity, their history of meeting obligations, and an evaluation of the security obtained from them. The expense in respect of the supplementary allowance amounted to NIS 10.4 million. Due to the decrease in the Bank's capital, which serves as the basis for the calculation of the individual debtor's debt limit and the limit of debtor groups, deviances from the limits were generated. These deviances were approved by the Bank of Israel, however, in respect of the deviances, another allowance for doubtful debts was made. This allowance was based on the capital as of September 30, 2002. As a result of the decrease in the capital of the Bank, the Bank expects there to be additional deviances from this limit, something which may lead to an increase in the supplementary allowance in respect of this component in the first quarter of 2003. The Bank intends on applying to the Bank of Israel for recognition of the second tier capital of the Bank as part of the calculation of this limit.

Comparative data on the development of the overall credit risk in respect of problematic borrowers is as follows (1) (in NIS millions):

| | As of December 31 | |
|---|---|---|
| | **2002** | **20001** |
| Problematic debts | | |
| Non income bearing | **600.6** | 435.9 |
| Restructured (2) | **63.6** | 95.4 |
| Designated for restructuring (3) | **17.1** | 32.7 |
| Temporarily in arrears | **132.7** | 61.1 |
| Under special supervision (*) | **473.5** | 668.6 |
| Total balance sheet credit to problematic borrowers (1) | **1,287.5** | 1293.7 |
| Off-balance sheet credit risk in respect of problematic borrowers (1) | **192.0** | 83.8 |
| Debentures of problematic borrowers | **0.2** | 0.4 |
| Overall credit risk in respect of problematic borrowers (1) (4) | **1,479.7** | 1,377.9 |

(*) Including an amount of NIS 239.0 million in respect of debts for which there is a specific allowance (December 31, 2001 – NIS 297.5).

1) Not including problematic debts that are covered by security that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure No. 313).

2) Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3) Credit to borrowers in respect of which there is an as yet unimplemented management decision to restructure their debt.

4) As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The data presented above indicates an increase in the volume of debts that are classified as non-income bearing. The interest revenue in respect of those debts, which will not be included in financing income, will have a negative impact on the Bank's results of operations in the future, as long as the debts continue to be classified as non-income bearing.

**Operating and other income** – this income amounted to NIS 12.4 million in 2002, compared with NIS 22.2 million in 2001. The decrease in operating income derived mainly from the losses on investments in shares and other securities, and partially also from the decrease in operating commissions.

**Expenses in respect of employee termination** – Bank Management decided to take steps to sharply reduce operating costs and manpower costs. As part of this process, it was also decided to make a significant reduction in the number of workers employed by the Bank. On December 26, 2002, a special collective agreement was signed by the Bank, the Histadrut Workers Union and the Bank's workers committee regarding the termination of Bank employees, termination payments to which those employees will be entitled, and reduction in the salaries of those employees remaining with the Bank.

The financial statements include non-recurring provisions in an amount of NIS 35 million in respect of the termination payments the Bank estimates it will have to make to the employees of the Bank, the Deputy C.E.O., C.E.O. and chairman of the board. The provision in respect of the Deputy C.E.O., C.E.O., and chairman of the board in respect of the period that Management estimates it will not need their services, amounts to NIS 3.7 million. In addition, at the beginning of 2002, a provision was made in an amount of NIS 1.4 million, as part of the reduction in the number of employees, even prior to the current crisis plaguing the Bank.

As a result of the aforementioned agreement and the additional planned reduction in staff, Management estimates that the Bank's payroll expenses for the coming years will be significantly less than its present level.

**Operating and other expenses, not including the provision for the special termination agreement** – amounted to NIS 85.7 million in 2002, compared with NIS 94.8 million in 2001. Payroll expenses totaled NIS 50.6 million, compared with NIS 58.7 million in 2001. In 2002, prior to the special agreement, expenses included non-recurring expenses in respect of manpower reduction in an amount of NIS 3.0 million. Excluding these expenses, the decrease in payroll expenses is bigger and derives from a decrease in the number of employees, a decrease in employee wages, and from the fact that as a result of the losses for profit tax purposes, an amount of NIS 6.7 million in respect of the payroll tax that is usually levied on a financial institution was not included.
Other operating expenses amounted to NIS 20.1 million, compared with NIS 19.4 million in 2001. In most of the components of this item there was a significant decrease. However, the total amount increased due to the increase in insurance expenses, legal fees, and consulting fees as a result of the Bank's condition.

**Operating loss before taxes** – amounted to NIS 438.2 million in 2002, compared with a loss of NIS 32.3 million in 2001.

**Other income** – including extraordinary income from the Israeli Treasury in connection with the payment of the dividend on preferred shares, amounted in 2002 to NIS 6.5 million, compared with NIS 15.2 million in 2001. In the second half of 2002, the extraordinary income from the Treasury in respect of the payment of the dividend was not included in this item, as a result of the decision not to distribute, for the meantime, a dividend. The balance of the dividend that was not included in income amounts to NIS 9.5 million. This balance relates only to shares that participate in income.

The net loss for 2002, which includes the income from the Treasury in respect of the perpetual deposits with the Treasury, amounted to NIS 431.7 million, compared with a net loss of NIS 20.8 million in 2001.

**Effect of the difference between the "CPI for the month" and the "Known CPI" on net profit** – data regarding the effect on net profit of the difference between the rate of increase during the year in the "CPI for the month" and the rate of increase in the "Known CPI", computed in accordance with the directives of the Supervisor of Banks, is presented below:

| | Year ended December 31 2002 | Year ended December 31 2001 |
|---|---|---|
| | NIS millions | NIS millions |
| Rate of increase in "CPI for the month" | **6.5** | 1.4 |
| Rate of increase in "Known CPI" | **6.7** | 1.4 |
| Difference | **0.2** | - |

**Calculation of the effect**

| | | |
|---|---|---|
| Reported net loss | **(431.7)** | (20.8) |
| Effect of the difference between the "CPI for the month" and the "Known CPI" on profit from financing operations before allowance for doubtful debts | **4.4** | 0.1 |
| Related tax effect | - | (0.1) |
| Total effect on net loss of difference in indices | **4.4** | - |
| Net loss, net of the effect | **(427.3)** | (20.8) |

**Development in Balance Sheet Items and Capital Resources**

**Total assets** – as of December 31, 2002 amounted to NIS 12,510 million, compared with NIS 14,719 million as of December 31, 2001, a decrease of 15%.

**Total credit to the public** - as at December 31, 2002 amounted to NIS 11,118 million compared with NIS 12,458 million as at December 31, 2001. The credit data below includes credit guaranteed by the State that was granted out of a deposit of the State in the bank, the balance of which amounted to NIS 7,058 million as at December 31, 2002 compared with NIS 7,119 million as at December 31, 2001. Net of such credit, the credit to the public amounts to NIS 4,060 million as at December 31, 2002 compared with NIS 5,339 million as at December 31, 2001, a decrease of 24.0%. This decrease is also affected by the provision for doubtful debts that was recorded in 2002. As at February 25, 2003 total credit to the public amounted to NIS 3,953 million (not including credit guaranteed by the State and granted out of the State's deposit, which as at February 25, 2003 amounts to NIS 7,293 million).

**Deposits of the public** – amounted to NIS 1,316 million on December 31, 2002, compared with NIS 4,430 million on December 31, 2001, a decrease of 70%. The balance of the public's deposits immediately prior to the publication of the financial statements amounted to NIS 1,066 million.

**Deposits of the Government** – the balance of Government deposits as of December 31, 2002 amounted to NIS 7,860 million, compared with NIS 7,988 million on December 31, 2001. The main component of the Government deposits is foreign currency denominated deposits, which serve as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS 7,230 million on December 31, 2002, compared with NIS 7,310 million at the end of 2001.

Another component of these deposits are the CPI-linked deposits, received as part of the arrangement of the Kibbutzim. These deposits served as a source to rescheduling the debts of the kibbutzim. The balance of the Government's CPI-linked deposits as of December 31, 2002 amounted to NIS 630 million, compared with NIS 677 million as of December 31, 2001.

**Deposits from the Bank of Israel** – the balance of these deposits as of December 31, 2002 amounted to NIS 2,143 million. Of this amount, an amount of NIS 2,131 million derived from the extraordinary credit line which the Bank of Israel granted to the Bank.
The balance of the credit line, including accrued interest, on February 25, 2003 amounted to NIS 2,238 million. IN addition, the Bank's account with the Bank of Israel has a debit balance of NIS 40 million.

**Bank shareholders' equity including non-participating shares** - amounted to NIS 621 million as of December 31, 2002, compared with NIS 1,058 million as of December 31, 2001.

**Asset and Liability Management Policy and Financial Risk Management Policy**

The Bank's activities as a financial intermediary for all types of financial transactions involve the taking of financial risks. The main financial risks faced by the Bank are market risks and liquidity risks, which are accompanied by operating and legal risks.

The Bank's policy for managing financial risks is currently designed to keep the linkage basis risks and interest risks within the exposure boundaries set by the board of directors.

Implementation of this policy is deliberated by a team which includes the C.E.O. and members of the management, which usually meets on a weekly basis.

In 1997, the Bank of Israel published directives with respect to management and control of financial risks, which the Bank applies. With respect to the policies for asset and liability management as well as management of financial risks, the Board of Directors has set certain limitations. In addition, they also set the manner and timing of reporting and control regarding compliance with the limitations set. A report on the financial risk management is presented at the meeting of the Board of Directors on a quarterly basis. The report includes an updated exposure document, which makes reference to the limitations set, along with amendments thereto in accordance with resolutions passed.

Presented below is detail of the main areas of exposure, the limitations set therefore, and the manner and dates for reporting on the level of exposure and compliance with the relevant limitations.

**Linkage base exposure** – the exposure to linkage base risk is measured by the difference between the assets and liabilities (including the effect of forward transactions) for each linkage base.
Similar to the entire banking system, the Bank has three main linkage segments: CPI-linked; foreign currency denominated and linked; and non-linked shekel. Base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rate of the different currencies.

For each of the aforementioned linkage segments, maximum permissible surplus and deficiency levels have been set. As noted above, such limits are based on the amount of available capital.

The following table provides data on the linkage base exposure rates determined pursuant to resolutions of the Board of Directors with respect to the amount of available capital.

| | CPI-linked sector | | Foreign currency denominated and linked sector | | Non-linked shekel sector | |
|---|---|---|---|---|---|---|
| | Surplus | Deficiency | Surplus | Deficiency | Surplus | Deficiency |
| Permissible rate of surplus/deficiency relative to available capital (%) | 100 | 20 | 25 | 5 | 100 | 30 |

The report on linkage base exposure is included in the monthly report on the Banks' activities which is submitted to the meeting of the Board of Directors. The aforesaid report is also discussed by the team headed by the CEO with the participation of members of the Management, which meets, as noted above, once a week.

During the second half of 2002, there were significant changes in the surplus/deficit of assets by linkage bases as a result of the withdrawal by the public of its deposits with the Bank. Since the Bank had to resort to a credit line from the Bank of Israel, and the credit line was granted to the Bank only in non-linked shekels, the Bank's ability to manage its assets and liabilities was severely reduced.

Presented below is detail of the excess of assets over liabilities (excess of liabilities over assets) classified by linkage segment. The data includes off-balance sheet items and is stated in NIS millions:

| | **Non-linked shekel sector** | **CPI-linked sector (*)** | **Foreign currency denominated/ linked** | **Non-monetary items** | **Total** |
|---|---|---|---|---|---|
| December 31, 2002 | (186.1) | (94.1) | 42.8 | 43.0 | (194.4) |
| December 31, 2001 | 166.9 | 30.7 | 3.8 | 42.3 | 243.7 |

* Not including a perpetual deposit with the Treasury (2002 – NIS 815.3 million; 2001 – NIS 813.9 million).

**Interest exposure** – the interest risk derives from the effect of future changes in interest rates on the present value of the Bank's assets and liabilities. Such changes are likely to lead to erosion of the Bank's capital and profits.

In order to reduce the exposure deriving from possible interest rate fluctuations, it is the Bank's practice, mainly in the non-linked shekel segment, to coordinate, to the extent possible, the dates of interest rate changes on assets with the interest rate changes on liabilities.
Most of the assets and liabilities in the non-linked shekel segment bear variable interest. Regarding assets and liabilities at fixed interest rates, there is a limit regarding the excess of assets bearing fixed interest over fixed interest bearing liabilities.

The Bank's exposure to interest rate risks is measured by the difference in the average period to maturity in each linkage segment. As noted above, the Bank's Board of Directors sets maximum allowable differences for each linkage segment. The frequency of reporting on the compliance with such limitations is quarterly.

Furthermore, due to the sensitivity of the non-linked shekel sector, additional limitations were provided with respect to the surplus/deficiency of fixed interest assets/liabilities of an original maturity longer than three months. The report on compliance with such limitations is included in the monthly report that is submitted to the Bank's Board of Directors.

Key data regarding the average period to maturity in the different linkage segments (in years) is presented below:

| | Non-linked shekel sector | | CPI-linked sector | | Foreign currency denominated/linked | |
|---|---|---|---|---|---|---|
| | December 31 2002 | December 31 2001 | December 31 2002 | December 31 2001 | December 31 2002 | December 31 2001 |
| Total assets | 0.16 | 0.21 | 2.79 | 3.23 | 6.50 | 6.11 |
| Total liabilities | 0.10 | 0.18 | 2.70 | 2.87 | 6.58 | 6.57 |
| Difference in years | 0.06 | 0.03 | 0.09 | 0.36 | (0.08) | (0.46) |

The main interest risk is found in the CPI-linked segment, since most of the assets and liabilities in this segment are long term and bear fixed interest. The average period to maturity of the assets in this segment as of December 31, 2002 was 2.79 years, compared with an average period to maturity of the liabilities of 2.70 years, i.e., the difference is very small, approximately 30 days. The higher average period to maturity of the assets generates exposure to the risk of an increase in interest rates in this segment. The said interest rate exposure is within the limits set by the Bank's Board of Directors.

In the non-linked shekel sector the difference between the average period to maturity of the assets and liabilities is small and is due to the assets and liabilities having a short average period to maturity since most of the assets and liabilities bear variable interest.

The average period to maturity in the foreign currency denominated/linked segment is affected by a large volume of low risk credit, such credit bearing fixed interest. The average period to maturity of liabilities in this segment is 0.08 years higher than that of the assets. This difference is the result of part of the short-term foreign currency sources being generated by derivative financial instruments (swap transactions).

**Financial derivatives** – As part of its policy for management of its assets and liabilities, the Bank executes transactions in financial derivatives. Until now, the Bank has engaged primarily in currency transactions.
The types of transactions in this area executed by the Bank are as follows:

**Forward transactions** – transactions for the exchange of two currencies at an agreed upon exchange rate, on a pre-determined date.

**SWAP transactions** – transactions for the exchange of a certain amount of a particular currency for a certain amount of another currency, based on an agreed upon exchange rate at the date of undertaking while concurrently entering into a reverse position at a date fixed in advance, based on a different agreed upon exchange rate.

**The purchase and writing of options with respect to changes in the exchange rates** – transactions in this area are mainly classified as guaranteed intermediation transactions. The Bank does not write options against its Nostro, unless as coverage for options it acquired.

As a result of the events of the second half of 2002, the Bank's activities in financial instruments was reduced to a minimum and, at present, the activities are concentrated mainly in forward transactions, SWAP transactions, and purchasing foreign currency options to cover the Bank's foreign currency positions.

Additional information on the Bank's activities in financial derivatives may be found in Note 22A to the financial statements. Detail of the revenues and expenses with respect to financial derivative transactions is included in Note 24C.

## Organizational Structure and Manpower

The number of full-time employees employed by the Bank as of December 31, 2002 was 156, compared with 170 on December 31, 2001. The average number of employees during 2002 was 161, compared with an average of 165 for 2001. As of the date the financial statements were published, the number of employees was 130.
As a result of the run-off plan and the efficiency plan approved by the board of directors, the number of employees is expected to be cut by more than half of what it was on the date of the publishing of the financial statements, by the end of 2003. As part of the run-off plan, the Bank will concentrate its efforts on collections and will cease providing services that have no connection to collecting debts.

During 2002, the following changes took place in the composition of Bank Management:

On July 14, 2002, Y. Ichilov ended his tenure as the C.E.O. of the Bank.
On July 15, 2002, Mr. U. Galili became the new C.E.O. of the Bank.
On August 14, 2002, Mr. S. Borochov ended his tenure as the chairman of the Bank's board of directors.
On August 15, 2002, Dr. Raanan Cohen became the new chairman of the board.
On September 1, 2002, Mr. A. Savir joined the Bank's management team. Mr. Savir serves as deputy C.E.O. and is responsible for the Bank's credit activities.

## Remuneration of the Auditors (in NIS thousands)

| | 2002 | 2001 |
|---|---|---|
| Auditing activities | 740 | 540 |
| Additional services related to auditing | 150 | 160 |
| Total auditors fees | 890 | 700 |

**Remuneration of Senior Executives of the Bank for the year ended December 31, 2002**
In terms of NIS of December 2002
(in NIS thousands)

| Name | Salary | Severance pay, provident fund, pension, national insurance, further education allowance and vacation pay (*) | Supplementary Amounts with respect to salary related benefits resulting from changes in salary during the year | Total salaries and related Benefits not including Payroll tax | Loans granted at preferential terms** | | | Loans granted under regular terms | Other benefits |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | Balance as at December 31, 2002 | Average term (years) | Benefit granted during the year | | |
| Borochov Shlomo (1) | 638 | 176 | - | 814 | - | - | - | - | 25 |
| Ichilov Yehoshua (2) | 359 | 125 | - | 484 | - | - | - | - | 22 |
| Cohen Raanan (3)(a) | 228 | 72 | - | 300 | - | - | - | - | 11 |
| Galili Uri (4)(a) | 329 | 118 | - | 447 | - | - | - | - | 13 |
| Savir Arieh (5)(a) | 195 | 74 | - | 269 | - | - | - | - | 9 |
| Blass David (b) | 607 | 231 | - | 838 | 85 | 2.0 | 4 | 86 | 30 |
| Garten Jacob (b) | 621 | 263 | - | 884 | 28 | 1.0 | 1 | 28 | 28 |
| Dekel Nathan (b) | 619 | 278 | - | 897 | 169 | 2.2 | 8 | 169 | 38 |
| Shmaya Rimon (b) | 610 | 288 | - | 898 | 70 | 2.6 | 3 | 70 | 29 |

* Including provisions/payments of jubilee grants and provisions for unutilized sick leave benefits.

** The loans are linked to the CPI and are non-interest bearing.

**(a)** During 2002, employment contracts were signed with the chairman of the board, the C.E.O., and the deputy C.E.O., who commenced their employment with the Bank during the year. The Bank undertook to employ the chairman of the board for a period of four years, and the C.E.O. and his deputy for periods of three years each. The financial statements include a provision in an amount of NIS 3.7 million in respect of the period during which Management estimates it will not need the services of these three employees. This provision is not included in the payroll costs presented in the table above.

**(b)** In 1999, the Bank signed employment contracts with five senior executives. Under these contracts, the Bank undertook to pay them additional severance payments in the event of termination (see Note 18A(3)). The maximum amount that the Bank will have to pay in the event that all of these five executives are terminated amounts to NIS 5 million. In respect of this commitment, a global provision was made in an amount of NIS 3 million. This provision is not presented in the table above.

(1) Ended his work with the Bank on August 14, 2002.
(2) Ended his work with the Bank on July 14, 2002.
(3) Began his work with the Bank on August 15, 2002.
(4) Began his work with the Bank on July 15, 2002.
(5) Began his work with the Bank on September 1, 2002.

**Remuneration of Senior Executives of the Bank for the year ended December 31, 2001**
In terms of NIS of December 2002
(in NIS thousands)

| Name | Salary | Severance pay, provident fund, pension, national insurance, further education allowance and vacation pay (*) | Supplementary Amounts with respect to salary related benefits resulting from changes in salary during the year | Total salaries and related Benefits not including Payroll tax | Loans granted at preferential terms** | | | Loans granted under regular terms | Other benefits |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | Balance as at December 31, 2000 | Average term (years) | Benefit granted during the year | | |
| Ichilov Yehoshua | 833 | 288 | - | 1,121 | - | - | - | 13 | 40 |
| Borochov Shlomo | (1) 863 | 267 | - | 1,130 | 34 | 1.4 | - | 36 | 36 |
| Blass David | 717 | 260 | - | 977 | 109 | 2.4 | 5 | 110 | 31 |
| Garten Jacob | 717 | 284 | - | 1,001 | 42 | 1.5 | 2 | 42 | 28 |
| Dekel Nathan | 707 | 267 | - | 974 | 225 | 2.5 | 9 | 225 | 33 |
| Flumin Shoshana | 693 | 214 | - | 907 | - | - | - | 19 | 23 |
| Rutman Lipa | 704 | 288 | - | 992 | - | 0.1 | - | - | 21 |
| Shmaya Rimon | 726 | 284 | - | 1,010 | 83 | 3.1 | 5 | 85 | 29 |

(1) Includes a bonus in respect of 1999.

* Including provisions/payments of jubilee grants and provisions for unutilized sick leave benefits.

** The loans are linked to the CPI and are non-interest bearing.

### The Board of Directors of the Bank

Below is a list of members of the Board of Directors, their main occupations and positions in other companies:

| | |
|---|---|
| **Dr. Raanan Cohen**<br>**Ramat Gan** | Education – University.<br>Chairman of the Board of Directors of the Bank (since August 15, 2002). |
| **Richard Armonn**<br>**Tel-Aviv** | Education – University. Deputy Chairman of the Board of Directors of the Bank.<br>Chairman of the Israel-Romania Chamber of Commerce.<br>Director in the following companies: Clal Industries Ltd., Elhana Ltd. |
| **Avi Olshansky**<br>**Tel-Aviv** | Education – University. Economic and financial consultant, project promotion and development.<br>Director in the following companies: Polgat Ltd., Azorim Investment Development & Construction Company Ltd. Camel Grinding Wheels Sarid Ltd. - Kibbutz Sarid Kibbutz Zoraa<br>Provident funds: Gadish, Aluma, Kovetz<br>Gmulot - member of the investment committee |
| **Yacob Aizner**<br>**Jerusalem** | Education – University, real estate development.<br>Director of the Bank since October 15, 2002<br>Director in Sadot Binyamin Ltd. |
| **Shulamit Eshbol**<br>**Zichron Yaakov** | Attorney, C.P.A., Director of the Bank since November 10, 2002<br>Director in the following companies: Zim Israel Navigation Co. Ltd.,<br>Zichron Yaakov Municipal Development Association |
| **Hillel Ashkenazi**<br>**Jerusalem** | Attorney.<br>Director in the following companies: Aman Holdings Ltd. (Systems and Assets Ltd.), C.D.I. Systems (1992) Ltd., Hanan (Management and Assets) Ltd. |
| **Yeheskel Beinisch**<br>**Jerusalem** | Attorney<br>Director of the Bank since November 10, 2002<br>Director in the following companies: Lard Guard AG (Switzerland), Nikuv Ltd. |
| **Efrat Brunfeld**<br>**Givataim** | Education - University<br>Director of the Bank since December 26, 2002. |
| **Moshe Gavish**<br>**Tel-Aviv** | Attorney and Companies' Director<br>Director of the Bank since November 10, 2002<br>Director in the following companies:<br>Ma'alot, Bituach Yashir, Afikim Hashkaot g.g (2000) Ltd., Innoventions, Allium. |
| **Ehud Green**<br>**Jerusalem** | Attorney<br>Director of the Bank since December 26, 2002. |
| **Ben-Zion Dagan**<br>**Jerusalem** | Education - University<br>Director of the Bank since July 8, 2002 |
| **Siso Shmuel**<br>**Kiryat-Yam** | Attorney.<br>Director of Israel Salt Industries Ltd. |

During 2002, the following members of the Board ended their tenure on the board of directors:

| | | |
|---|---|---|
| Yoel Ophir | - | Ended his tenure on April 25, 2002. |
| Ronit Silon | - | Ended her tenure on May 8, 2002. |
| Bina Bar-On | - | Ended her tenure on July 4, 2002. |
| Zidkiyahu Hermolin | - | Ended his tenure on August 27, 2002. |
| Ephraim Konda | | Ended his tenure on September 1, 2002. |
| Nadir Peer | - | Ended his tenure on October 10, 2002. |
| Ariela Zochovitsky | - | Ended her tenure on October 10, 2002. |
| Yehoshua Neeman | - | Ended his tenure on October 10, 2002. |
| Moshe Mor | - | Ended his tenure on October 13, 2002. |

During 2002, the Board of Directors held 25 plenum meetings while its subcommittees held 90 meetings.

The Board of Directors of the Industrial Development Bank of Israel Ltd. wishes to thank the Management and staff for their special efforts in streamlining the Bank and in operating the Bank in this very difficult year.

Uri Galili
C.E.O.

Dr. Raanan Cohen
Chairman of the Board

Tel-Aviv, February 27, 2003

The following tables provide multi-period data on the development of the Bank's business position and the results of its operations

## Contents

EXHIBIT A

**Balance Sheets - Multi-period data as at year ends 1998 - 2002**
**In terms of NIS of December 2002**

| | As of December 31 | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions |
| **Assets** | | | | | |
| Cash and deposits with banks | **248.3** | 739.1 | 775.6 | 744.2 | 548.7 |
| Securities | **73.0** | 242.7 | 225.6 | 336.5 | 279.4 |
| Credit to the public | **11,117.8** | 12,458.5 | 11,646.1 | 10,808.3 | 10,579.2 |
| Credit to governments | **191.7** | 242.5 | 276.5 | 264.8 | 390.0 |
| Investment in affiliates | **0.9** | 1.4 | 2.7 | 102.7 | 105.5 |
| Fixed assets | **10.3** | 13.1 | 14.2 | 14.0 | 13.4 |
| Other assets | **52.8** | 208.0 | 111.8 | 64.0 | 20.6 |
| Perpetual deposits with the Israeli Treasury | **815.3** | 813.9 | 813.7 | 813.0 | 812.6 |
| Total assets | **12,510.1** | 14,719.2 | 13,866.2 | 13,147.5 | 12,749.4 |
| **Liabilities and shareholders' equity** | | | | | |
| Deposits of the public | **1,316.2** | 4,430.0 | 4,099.2 | 2,911.6 | 2,870.5 |
| Deposits of banks | **2,518.1** | 926.7 | 865.8 | 905.1 | 580.0 |
| Deposits of the Government | **7859.7** | 7,987.6 | 7,562.0 | 8,090.6 | 7,997.6 |
| Debentures and capital notes | **35.9** | 35.9 | 49.8 | 55.7 | 188.4 |
| Perpetual deposit | **0.1** | 0.1 | 0.1 | 0.1 | 0.1 |
| Other liabilities | **159.2** | 281.3 | 197.6 | 128.2 | 85.8 |
| Total liabilities | **11,889.2** | 13,661.6 | 12,774.5 | 12,091.3 | 11,722.4 |
| Non-participating shares | **339.9** | 337.5 | 313.2 | 321.8 | 326.7 |
| Shareholders' equity | **281.0** | 720.1 | 778.5 | 734.4 | 700.3 |
| Total liabilities and shareholders' equity | **12,510.1** | 14,719.2 | 13,866.2 | 13,147.5 | 12,749.4 |

**EXHIBIT B**

## Statements of Income - Multi-period data for the years 1998 - 2002

**In terms of NIS of December 2002**

| | For the years ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions |
| Profit from financing operations before allowance for doubtful debts | **81.0** | 167.2 | 120.7 | 109.2 | 92.8 |
| Allowance for doubtful debts | **409.5** | 126.9 | 31.8 | 29.2 | 24.4 |
| Profit (loss) from financing operations after allowance for doubtful debts | **(328.5)** | 40.3 | 88.9 | 80.0 | 68.4 |
| **Operating and other income -** | | | | | |
| Operating commissions | **16.7** | 20.0 | 20.2 | 16.5 | 16.3 |
| Gains (losses) from investments in shares | **(4.3)** | 2.2 | 13.6 | 14.3 | 10.0 |
| Total operating and other income | **12.4** | 22.2 | 33.8 | 30.8 | 26.3 |
| **Operating and other expenses -** | | | | | |
| Salaries and related expenses | **50.6** | 58.7 | 53.7 | 51.8 | 47.8 |
| Expenses in respect of employee terminations | **36.4** | - | - | - | - |
| Maintenance and depreciation of premises and equipment | **15.0** | 16.7 | 15.5 | 14.2 | 12.8 |
| Other expenses | **20.1** | 19.4 | 17.4 | 16.7 | 14.7 |
| Total operating and other expenses | **122.1** | 94.8 | 86.6 | 82.7 | 75.3 |
| Operating profit (loss) before taxes on income | **(438.2)** | (32.3) | 36.1 | 28.1 | 19.4 |
| Taxes on income (tax benefit) | **(0.4)** | 0.3 | 6.4 | 5.6 | 4.5 |
| Operating profit (loss) after taxes on income | **(437.8)** | (32.6) | 29.7 | 22.5 | 14.9 |
| **Other items** | | | | | |
| Special income from the Israeli Treasury, net | **6.5** | 15.2 | 14.6 | 15.0 | 14.6 |
| Equity in earnings (losses) of affiliates net of related taxes | **(0.5)** | (3.4) | 4.2 | 6.4 | 5.2 |
| Capital gain, net | **0.1** | - | - | - | - |
| Net gain on sale of investment in an affiliate | - | - | 0.7 | - | - |
| Total other items | **6.1** | 11.8 | 19.5 | 21.4 | 19.8 |
| **Net profit (loss) for the year** | **(431.7)** | (20.8) | 49.2 | 43.9 | 34.7 |
| **Net profit (loss) per an amount equal to $1 of the par value of -** | | | | | |
| | NIS | NIS | NIS | NIS | NIS |
| "C" "CC" and "CC1" preference shares | **(7.37)** | (0.28) | 0.92 | 0.83 | 0.67 |
| "A" ordinary shares | **(7.51)** | (0.63) | 0.60 | 0.49 | 0.33 |
| Preferred ordinary shares | **(7.51)** | (0.55) | 0.66 | 0.55 | 0.41 |

## Management Review

**EXHIBIT C**

### Rates of Financing Income and Expenses
**In terms of NIS of December 2002**

| | 2002 | | | | 2001 | | | |
|---|---|---|---|---|---|---|---|---|
| | Average balance (1) | Financing income (expenses) | Rate of income (expenses) | Rate of income (expenses) including derivatives ALM (2) | Average balance (1) | Financing income (expenses) | Rate of income (expenses) | Rate of income (expenses) including derivatives ALM (2) |
| | NIS millions | | % | % | NIS millions | | % | % |
| **Israeli currency - non-linked** | | | | | | | | |
| Assets (3) | 1,633.5 | 37.4 | 2.29 | | 2,524.3 | 191.1 | 7.57 | |
| Effect of derivatives ALM (2) | 510.4 | 11.7 | | | 175.3 | 10.5 | | |
| Total assets | 2,143.9 | 49.1 | | 2.29 | 2,699.6 | 201.6 | | 7.47 |
| Liabilities | 2,070.6 | (45.5) | (2.20) | (2.20) | 2,455.5 | (135.1) | (5.50) | (5.50) |
| Interest margin | | | 0.09 | 0.09 | | | 2.07 | 1.97 |
| **Israeli currency - linked to the CPI** | | | | | | | | |
| Assets (3) | 1,919.3 | 81.9 | 4.27 | 4.27 | 1,870.1 | 105.2 | 5.63 | 5.63 |
| Liabilities | 1,858.7 | (83.8) | (4.51) | (4.51) | 1,744.9 | (81.9) | (4.69) | (4.69) |
| Interest margin | | | (0.24) | (0.24) | | | 0.94 | 0.94 |
| **Foreign currency – domestic operations (4)** | | | | | | | | |
| Assets (3) | 9,343.6 | 686.8 | 7.35 | | 9,229.6 | 1,283.3 | 13.90 | |
| Effect of derivatives ALM (2) | (510.4) | (1.7) | | | (175.3) | (20.7) | | |
| Total assets | 8,833.2 | 685.1 | | 7.76 | 9,054.3 | 1,262.6 | | 13.94 |
| Liabilities | 8,758.0 | (658.0) | (7.51) | (7.51) | 9,018.2 | (1,236.4) | (13.71) | (13.71) |
| Interest margin | | | (0.16) | 0.25 | | | 0.19 | 0.23 |
| **Total** | | | | | | | | |
| Monetary assets | 12,896.4 | 806.1 | 6.25 | | 13,624.0 | 1,579.6 | 11.59 | |
| Effect of derivatives ALM (2) | - | 10.0 | | | - | (10.2) | | |
| Total monetary assets generating financing income (3) | 12,896.4 | 816.1 | | 6.33 | 13,624.0 | 1,569.4 | | 11.52 |
| Monetary liabilities generating financing expenses | 12,687.3 | (787.3) | (6.21) | (6.21) | 13,218.6 | (1,453.4) | (10.99) | (10.99) |
| Interest margin | | | 0.04 | 0.12 | | | 0.60 | 0.53 |

**Footnotes:**

(1) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(2) Derivatives (ALM) which comprise part of he Bank's asset and liability management and with respect to which revenue (expense) can be attributed to the linkage segments.

(3) From the average balance of available-for-sale debentures, the average balance of unrealized profit (loss) arising from adjustment to fair value was deducted (added), in the amount of NIS 0.1 million in the non-linked segment (2001 – NIS 0.3 million) and NIS 0.4 million in the CPI-linked segment (2001 – NIS 0.1 million).

(4) Including Israeli currency linked to foreign currency.

Note: Full details of rates of income and expenses per segment, according to balance sheet classification, are available on request.

## Rates of Financing Income and Expenses

**In terms of NIS of December 2002**

**EXHIBIT C (cont'd)**

| | 2002 | | | | 2001 | | | |
|---|---|---|---|---|---|---|---|---|
| | Average balance (1) | Financing income (expenses) | Rate of income (expenses) | Rate of income (expenses) including derivatives ALM (2) | Average balance (1) | Financing income (expenses) | Rate of income (expenses) | Rate of income (expenses) including derivatives ALM (2) |
| | NIS millions | | % | % | NIS millions | | % | % |
| In respect of financial derivatives (not including derivatives in ALM) | | 25.7 | | | | 26.3 | | |
| Financing commissions and other financing income | | 42.6 | | | | 39.3 | | |
| Total financing income | | 884.4 | | | | 1,635.0 | | |
| Other monetary assets | 954.7 | | | | 942.6 | | | |
| General and supplementary allowance for doubtful debts | (75.7) | | | | (59.9) | | | |
| Non-monetary assets | 43.7 | | | | 45.8 | | | |
| Total assets | 13,819.1 | | | | 14,552.5 | | | |
| Other financing expenses | | (16.1) | | | | (14.4) | | |
| Total financing expenses | | (803.4) | | | | (1,467.8) | | |
| Allowance for doubtful debts (including general and supplementary allowance) | | (409.5) | | | | (126.9) | | |
| Earnings from financing operations after allowance for doubtful debts | | (328.5) | | | | 40.3 | | |
| Other monetary liabilities | 186.8 | | | | 222.5 | | | |
| Non-monetary liabilities | 10.6 | | | | 8.6 | | | |
| Capital resources | 934.4 | | | | 1,102.8 | | | |
| Total liabilities and capital resources | 13,819.1 | | | | 14,552.5 | | | |

**Footnotes:**

(1) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(2) Derivatives (ALM) which comprise part of he Bank's asset and liability management and with respect to which revenue (expense) can be attributed to the linkage segments.

(3) From the average balance of available-for-sale debentures, the average balance of unrealized profit (loss) arising from adjustment to fair value was deducted (added), in the amount of NIS 0.1 million in the non-linked segment (2001 – NIS 0.3 million) and NIS 0.4 million in the CPI-linked segment (2001 – NIS 0.1 million).

(4) Including Israeli currency linked to foreign currency.

Note: Full details of rates of income and expenses per segment, according to balance sheet classification, are available on request.

## Management Review

**EXHIBIT C (cont'd)**

**Rates of Financing Income and Expenses**
**In terms of US dollars**

| | 2002 | | | | 2001 | | | |
|---|---|---|---|---|---|---|---|---|
| | Average balance (1) | Financing income (expenses) | Rate of income (expenses) | Rate of income (expenses) including derivatives ALM (2) | Average balance (1) | Financing income (expenses) | Rate of income (expenses) | Rate of income (expenses) including derivatives ALM (2) |
| | $ millions | | % | % | $ millions | | % | % |
| **Foreign currency – domestic operations (4)** | | | | | | | | |
| Assets (3) | **1,947.9** | **124.9** | **6.41** | | 2,054.9 | 137.7 | 6.70 | |
| Effect of derivatives ALM (2) | **(107.7)** | **(0.4)** | | | (37.3) | (1.7) | | |
| Total assets | **1,840.2** | **124.5** | | **6.77** | 2,017.6 | 136.0 | | 6.74 |
| Liabilities | **1,825.3** | **(117.4)** | **(6.43)** | **(6.43)** | 2,007.9 | (131.6) | (6.55) | (6.55) |
| Interest margin | | | **(0.02)** | **0.34** | | | 0.15 | 0.19 |

**Footnotes:**

(1) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(2) Derivatives (ALM) which comprise part of he Bank's asset and liability management and with respect to which revenue (expense) can be attributed to the linkage segments.

(3) From the average balance of available-for-sale debentures, the average balance of unrealized profit (loss) arising from adjustment to fair value was deducted (added), in the amount of NIS 0.1 million in the non-linked segment (2001 – NIS 0.3 million) and NIS 0.4 million in the CPI-linked segment (2001 – NIS 0.1 million).

(4) Including Israeli currency linked to foreign currency.

Note: Full details of rates of income and expenses per segment, according to balance sheet classification, are available on request.

# EXHIBIT D

## Analysis of Exposure to Fluctuations in Interest Rates as at December 31, 2002

**In terms of NIS of December 2002**

| | December 31, 2002 | | | | | | | | | | | | December 31, 2001 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | On demand and up to one month | From one to three months | From three to twelve months | From one to three years | From three to five years | From five to ten years | From ten to twenty years | Over twenty years | Without fixed maturity* | Total | Internal rate of return | Average maturity | Internal rate of Return | Average maturity |
| | NIS millions | | | | | | | | | | % | Years | % | Years |
| **Israeli currency - non linked** | | | | | | | | | | | | | | |
| Total assets | 1,125.8 | 47.4 | 33.2 | 28.7 | 9.1 | 2.3 | - | - | 152.0 | 1,398.5 | 12.46 | 0.16 | 6.98 | 0.21 |
| Total liabilities | 2,375.6 | 54.4 | 55.2 | 2.2 | - | - | - | - | 0.1 | 2,487.5 | 11.26 | 0.10 | 5.06 | 0.18 |
| Difference | (1,249.8) | (7.0) | (22.0) | 26.5 | 9.1 | 2.3 | - | - | 151.9 | (1,089.0) | 1.20 | 0.06 | 1.92 | 0.03 |
| Effect of future transactions | 844.3 | 58.0 | 0.6 | - | - | - | - | - | - | 902.9 | | | | |
| Exposure to interest rate changes | (405.5) | 51.0 | (21.4) | 26.5 | 9.1 | 2.3 | - | - | 151.9 | (186.1) | | | | |
| Segment cumulative exposure | (405.5) | (354.5) | (375.9) | (349.4) | (340.3) | (338.0) | (338.0) | (338.0) | (186.1) | (186.1) | | | | |
| **Israeli currency – linked to the CPI** | | | | | | | | | | | | | | |
| Total assets | 44.0 | 78.4 | 426.9 | 531.8 | 194.2 | 236.8 | 57.3 | - | 815.3 | 2,384.7 | 5.65 | 2.79 | 5.52 | 3.23 |
| Total liabilities | 109.9 | 238.9 | 433.6 | 368.7 | 168.6 | 291.6 | 52.2 | - | - | 1,663.5 | 3.40 | 2.70 | 3.60 | 2.87 |
| Difference | (65.9) | (160.5) | (6.7) | 163.1 | 25.6 | (54.8) | 5.1 | - | 815.3 | 721.2 | 2.25 | 0.09 | 1.92 | 0.36 |
| Effect of future transactions | - | - | - | - | - | - | - | - | - | - | | | | |
| Exposure to interest rate changes | (65.9) | (160.5) | (6.7) | 163.1 | 25.6 | (54.8) | 5.1 | - | 815.3 | 721.2 | | | | |
| Segment cumulative exposure | (65.9) | (226.4) | (233.1) | (70.0) | (44.4) | (99.2) | (94.1) | (94.1) | 721.2 | 721.2 | | | | |
| **Foreign currency and linked thereto** | | | | | | | | | | | | | | |
| Total assets | 924.0 | 421.2 | 643.8 | 1,195.1 | 1,085.3 | 2,026.3 | 2,216.9 | 111.5 | 49.0 | 8,673.1 | 7.13 | 6.50 | 7.29 | 6.11 |
| Total liabilities | 170.9 | 283.5 | 605.1 | 1,217.9 | 1,088.6 | 2,028.1 | 2,221.9 | 111.4 | - | 7,727.4 | 7.09 | 6.58 | 7.07 | 6.57 |
| Difference | 753.1 | 137.7 | 38.7 | (22.8) | (3.3) | (1.8) | (5.0) | 0.1 | 49.0 | 945.7 | 0.04 | (0.08) | 0.22 | (0.46) |
| Effect of future transactions | (844.3) | (58.0) | (0.6) | - | - | - | - | - | - | (902.9) | | | | |
| Exposure to interest rate changes | (91.2) | 79.7 | 38.1 | (22.8) | (3.3) | (1.8) | (5.0) | 0.1 | 49.0 | 42.8 | | | | |
| Segment cumulative exposure | (91.2) | (11.5) | 26.6 | 3.8 | 0.5 | (1.3) | (6.3) | (6.2) | 42.8 | 42.8 | | | | |
| **Overall exposure to charges in interest rates** | | | | | | | | | | | | | | |
| Total assets** | 2,093.8 | 547.0 | 1,103.9 | 1,755.6 | 1,288.6 | 2,265.4 | 2,274.2 | 111.5 | 1,016.3 | 12,456.3 | | 5.08 | | 4.91 |
| Total liabilities | 2,656.4 | 576.8 | 1,093.9 | 1,588.8 | 1,257.2 | 2,319.7 | 2,274.1 | 111.4 | 0.1 | 11,878.4 | | 4.68 | | 4.87 |
| Difference | (562.6) | (29.8) | 10.0 | 166.8 | 31.4 | (54.3) | 0.1 | 0.1 | 1,016.2 | 577.9 | | 0.40 | | 0.04 |
| Exposure to interest rate changes | (562.6) | (29.8) | 10.0 | 166.8 | 31.4 | (54.3) | 0.1 | 0.1 | 1,016.2 | 577.9 | | | | |
| Cumulative exposure | (562.6) | (592.4) | (582.4) | (415.6) | (384.2) | (438.5) | (438.4) | (438.3) | 577.9 | 577.9 | | | | |

1. The maturity distribution, presented above, represents the present value of future flows, computed at the internal rate of return, for each balance sheet item. Such discounted future flows include interest, which will accrue until the earlier of the maturity date or the date of change in the interest rate.
2. The effect of hedging transactions is included in the total of assets or liabilities, as the case may be.

* The amounts stated in the "without fixed maturity" column are the amounts as stated in the balance sheet.

** Including shares, which are stated in the "without fixed maturity" column.

## Management Review

**Exhibit E**

### Credit to the Public - Analysis of Overall Risk by Economic Sector
**In terms of NIS of December 2002**

| | December 31, 2002 | | | | | December 31, 2001 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Balance sheet credit risk (1) | Off-balance sheet credit risk (2) | Total credit risk to public | Annual expense for the specific allowance for doubtful debts | Balance of problematic debts (4) | Balance sheet credit risk (1) | Off-balance sheet credit risk (2) | Total credit risk to public (3) | Annual expense for the specific allowance for doubtful debts | Balance of problematic debts (4) |
| | | | NIS millions | | | | | NIS millions | | |
| Agriculture | 36.4 | 0.2 | 36.6 | 0.3 | 13.0 | 46.0 | 1.2 | 47.2 | 1.3 | 6.1 |
| Industry | 1,554.9 | 223.9 | 1,778.8 | 120.7 | 547.7 | 1,939.8 | 722.6 | 2,662.4 | 36.2 | 564.8 |
| Construction and real estate | 569.0 | 214.1 | 783.1 | 75.8 | 337.4 | 792.9 | 437.1 | 1,230.0 | 27.3 | 265.4 |
| Electricity | 7,167.2 | 53.2 | 7,220.4 | - | - | 7,224.0 | 72.6 | 7,296.6 | - | 9.1 |
| Water | 0.2 | - | 0.2 | - | - | 0.2 | - | 0.2 | - | - |
| Commerce | 140.4 | 16.1 | 156.5 | 20.7 | 60.0 | 255.3 | 39.7 | 295.0 | 9.7 | 60.0 |
| Restaurants and hotels | 97.2 | 33.3 | 130.5 | 23.2 | 112.5 | 167.6 | 36.2 | 203.8 | 5.8 | 142.8 |
| Transport and storage | 128.4 | 5.4 | 133.8 | 1.2 | 48.6 | 223.7 | 15.1 | 248.8 | - | 60.9 |
| Communications and computer services | 178.8 | 12.2 | 191.0 | 16.8 | 61.1 | 221.3 | 148.9 | 370.2 | 12.4 | 25.1 |
| Financial services | 531.3 | 220.7 | 752.0 | 84.3 | 94.4 | 622.2 | 119.7 | 741.9 | 3.6 | 57.6 |
| Other business services | 487.5 | 12.8 | 500.3 | 11.7 | 47.4 | 685.3 | 140.1 | 825.4 | 3.6 | 35.7 |
| Public and community services | 299.8 | 3.0 | 302.8 | 39.9 | 148.2 | 310.8 | 31.6 | 342.4 | 10.1 | 143.2 |
| Private households | 43.7 | 3.7 | 47.4 | 4.5 | 9.4 | 68.6 | 6.0 | 74.6 | 0.5 | 7.2 |
| Total | 11,234.8 | 798.6 | 12,033.4 | 399.1 | 1,479.7 | 12,557.7 | 1,770.8 | 14,338.5 | 110.5 | 1,377.9 |
| Credit risk included in the various industry sectors: | | | | | | | | | | |
| Land settlement movements (5) | 473.1 | 42.2 | 515.3 | 19.7 | 218.5 | 576.8 | 11.1 | 587.9 | 20.1 | 278.3 |
| Local authorities | 59.1 | - | 59.1 | - | 4.4 | 74.8 | - | 74.8 | - | 5.8 |

(1) Credit to the public and investments in debentures of the public.
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.
(3) The data do not include credit risk in respect of options the fair value of which amounts to NIS 8.2 million.
(4) Balances of problematic debts, net of credit covered by collateral allowed for set-off for the purpose of a borrower or a group of borrowers liability limitation include components of off-balance sheet risk.
(5) Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.

The credit risk and the balance of problematic debts are presented net of the specific allowance for doubtful debts.

Exhibit F

## Condensed Quarterly Balance Sheets for 2002 and 2001
**In terms of NIS of December 2002**

| Year | 2002 | | | | 2001 | | | |
|---|---|---|---|---|---|---|---|---|
| Quarter | 4 | 3 | 2 | 1 | 4 | 3 | 2 | 1 |
| | NIS millions | | | | NIS millions | | | |
| **Assets** | | | | | | | | |
| Cash and deposits with banks | 248.3 | 150.7 | 293.8 | 564.0 | 739.1 | 816.2 | 909.5 | 628.5 |
| Securities | 73.0 | 65.2 | 108.3 | 219.3 | 242.7 | 232.9 | 198.6 | 231.3 |
| Credit to the public | 11,117.8 | 11,795.1 | 11,937.7 | 12,408.4 | 12,458.5 | 12,708.8 | 12,478.1 | 12,564.8 |
| Credit to governments | 191.7 | 223.9 | 229.1 | 256.6 | 242.5 | 287.4 | 257.8 | 297.1 |
| Investment in affiliates | 0.9 | 1.6 | 0.9 | 0.8 | 1.4 | 4.4 | 4.2 | 3.0 |
| Fixed assets | 10.3 | 11.1 | 11.9 | 12.1 | 13.1 | 13.1 | 13.1 | 13.5 |
| Other assets | 52.8 | 65.0 | 154.8 | 150.9 | 208.0 | 226.8 | 229.9 | 156.2 |
| Perpetual deposits with the Israel Treasury | 815.3 | 810.1 | 802.5 | 809.1 | 813.9 | 811.4 | 810.6 | 811.4 |
| Total assets | 12,510.1 | 13,122.7 | 13,539.0 | 14,421.2 | 14,719.2 | 15,101.0 | 14,901.8 | 14,705.8 |
| **Liabilities and shareholders' equity** | | | | | | | | |
| Deposits of the public | 1,316.2 | 1,764.8 | 3,666.1 | 4,125.5 | 4,430.0 | 4,649.9 | 4,555.5 | 4,292.2 |
| Deposits of banks | 2,518.1 | 2,262.7 | 739.3 | 820.4 | 926.7 | 1,146.2 | 1,223.8 | 1,195.8 |
| Deposits of the Government | 7,859.7 | 8,085.0 | 8,004.4 | 8,193.0 | 7,987.6 | 7,862.2 | 7,658.9 | 7,838.2 |
| Perpetual deposit | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 |
| Capital notes | 35.9 | 37.4 | 37.6 | 37.5 | 35.8 | 53.4 | 50.5 | 50.8 |
| Debentures | - | - | - | - | 0.1 | 0.1 | 0.2 | 0.2 |
| Other liabilities | 159.2 | 181.4 | 220.2 | 230.0 | 281.3 | 299.6 | 311.4 | 228.1 |
| Total liabilities | 11,889.2 | 12,331.4 | 12,667.7 | 13,406.5 | 13,661.6 | 14,011.5 | 13,800.4 | 13,605.4 |
| Non-participating shares | 339.9 | 347.9 | 342.8 | 348.5 | 337.5 | 330.9 | 319.3 | 326.4 |
| Shareholders' equity | 281.0 | 443.4 | 528.5 | 666.2 | 720.1 | 758.6 | 782.1 | 774.0 |
| Total liabilities and shareholders' equity | 12,510.1 | 13,122.7 | 13,539.0 | 14,421.2 | 14,719.2 | 15,101.0 | 14,901.8 | 14,705.8 |

## Management Review

**Exhibit G**

### Condensed Quarterly Statements of Income for 2001 and 2002
**In terms of NIS of December 2002**

| Year | 2002 | | | | 2001 | | | |
|---|---|---|---|---|---|---|---|---|
| Quarter | 4 | 3 | 2 | 1 | 4 | 3 | 2 | 1 |
| | NIS millions | | | | NIS millions | | | |
| Profit from financing operations before allowance for doubtful debts | 9.5 | 23.6 | 20.6 | 27.3 | 55.7 | 36.6 | 36.1 | 38.8 |
| Allowance for doubtful debts | 172.7 | 59.1 | 134.5 | 43.2 | 72.1 | 31.5 | 14.5 | 8.8 |
| Profit (loss) from financing operations after allowance for doubtful debts | (163.2) | (35.5) | (113.9) | (15.9) | (16.4) | 5.1 | 21.6 | 30.0 |
| **Operating and other income** | | | | | | | | |
| Operating commissions | 3.2 | 4.5 | 4.4 | 4.6 | 5.3 | 4.5 | 4.9 | 5.3 |
| Gains (losses) from investments in shares | (1.1) | (1.0) | (0.5) | (1.7) | 1.7 | 1.7 | 0.2 | (1.4) |
| Total operating and other income | 2.1 | 3.5 | 3.9 | 2.9 | 7.0 | 6.2 | 5.1 | 3.9 |
| **Operating and other expenses** | | | | | | | | |
| Salaries and related expenses | 11.4 | 12.3 | 11.9 | 15.0 | 14.7 | 12.9 | 16.4 | 14.7 |
| Expenses in respect of employee terminations | 0.2 | 34.8 | 1.4 | - | - | - | - | - |
| Maintenance and depreciation of premises and equipment | 3.9 | 3.9 | 3.7 | 3.5 | 4.4 | 4.2 | 4.2 | 3.9 |
| Other expenses | 6.8 | 4.9 | 4.5 | 3.9 | 5.9 | 4.0 | 4.3 | 5.2 |
| Total operating and other expenses | 22.3 | 55.9 | 21.5 | 22.4 | 25.0 | 21.1 | 24.9 | 23.8 |
| Operating profit (loss) before taxes on income | (183.4) | (87.9) | (131.5) | (35.4) | (34.4) | (9.8) | 1.8 | 10.1 |
| Provision for taxes on operating profit | (0.6) | - | 0.5 | (0.3) | (2.6) | (0.3) | 1.1 | 2.1 |
| Operating profit (loss) after taxes on income | (182.8) | (87.9) | (132.0) | (35.1) | (31.8) | (9.5) | 0.7 | 8.0 |
| **Other items** | | | | | | | | |
| Special income from the Israeli Treasury, net | - | - | 3.3 | 3.2 | 6.1 | 3.1 | 3.0 | 3.0 |
| Equity in earnings (losses) of an affiliate, net of related taxes | - | - | - | (0.5) | (3.4) | - | - | - |
| Gain on sale of investment in an affiliate, net | - | 0.1 | - | - | - | - | - | - |
| Total other items | - | 0.1 | 3.3 | 2.7 | 2.7 | 3.1 | 3.0 | 3.0 |
| Net profit (loss) for the quarter | (182.8) | (87.8) | (128.7) | (32.4) | (29.1) | (6.4) | 3.7 | 11.0 |
| | NIS | | | | NIS | | | |
| **Net (loss) profit per an amount equal to $1 of the par value of -** | | | | | | | | |
| "C", "CC" and "CC1" preference shares | (3.13) | (1.51) | (2.19) | (0.54) | (0.47) | (0.11) | 0.10 | 0.20 |
| "A" ordinary shares | (3.13) | (1.51) | (2.26) | (0.61) | (0.62) | (0.17) | 0.02 | 0.14 |
| Preferred ordinary shares | (3.13) | (1.51) | (2.26) | (0.61) | (0.54) | (0.17) | 0.02 | 0.14 |

# Management and Board of Directors Statement Regarding its Responsibility for the Annual Report

The Management of the Bank has prepared the annual report and is responsible for its reliability. This report includes financial statements prepared in accordance with generally accepted accounting principles and with the reporting principles and guidelines of the Supervisor of Banks, related supplementary data, as well as other information.

The preparation of the periodic financial statements, of necessity requires the use of estimates for the purpose of determining various amounts and items in the financial statements. Such estimates were prepared by the Bank's Management, using its best judgment.

In order to ensure proper standards for the Bank's financial reporting, Management maintains a comprehensive system of internal control for the purpose of ensuring that all the transactions effected by the Bank are properly authorized, that the Bank's assets are properly safeguarded and their integrity is ensured and that the accounting records provide a reliable basis for compilation of the financial statements. The system of internal control is, by its nature, limited in that, it provides only reasonable rather than absolute assurance as to its ability to detect and prevent errors and irregularities. The principle of reasonable assurance is based on the recognition that the decision of the amount of resources to be invested in operating the control procedures must be weighed against the benefit to be derived from such procedures.

The Board of Directors of the Bank, which in accordance with Section 92 of the Companies Law, is responsible for the financial statements and approval thereof, determines the accounting policy and supervises its application. It also determines the structure of the internal control system and supervises its functioning. The CEO is responsible for the Bank's current operations in the framework of the policies set by the Board of Directors and subject to its guidelines. Management of the Bank acts according to the policies set by the Board of Directors. The Board of Directors, through its committees, holds regular meetings with the Bank's Management as well as with the Internal Auditor and the Bank's independent auditors, in order to review the scope and results of their work.

The Bank's external auditors, Messrs. Somekh Chaikin, have audited the annual financial statements of the Bank, in accordance with generally accepted auditing standards, including those standards prescribed by the Auditors Regulation (Manner of Auditors' Performance) and certain auditing standards promulgated by the Institute of Certified Public Accountants in the USA, the use of which are mandatory under the provisions of the Supervisor of Banks. The purpose of their examination was to enable them to express an opinion regarding the extent to which these statements reflect the financial position of the Bank, the results of its operations, the changes in its shareholders' equity and its cash flows, in accordance with generally accepted accounting principles, and reporting procedures prescribed in directives and guidelines issued by the Supervisor of Banks. Pursuant to Section 170 of the Companies ordinance, the auditors are responsible to the Company and its shareholders for what is stated in their opinion in respect of the financial statements. The auditors' report is appended to the annual financial statements.

Furthermore, the information contained in the Board of Directors' Report and the Management Review (henceforth - the ancillary information) was given to the external auditors for their perusal, so that they might indicate whether there is any material inconsistency between the information contained in the financial statements and the ancillary information, or whether the ancillary information contains information which is materially inconsistent with evidence or other information brought to the attention of the auditors in the course of their examination. No such indication has been received from the external auditors. The auditors did not, for this purpose, employ any auditing procedures in addition to those which they considered necessary for the purpose of auditing the financial statements.

| | | |
|---|---|---|
| **Dr. Raanan Cohen** | **Uri Galili** | **Rimon Shmaya** |
| Chairman of the Board | C.E.O. | Comptroller |

February 27, 2003

# The Industrial Development Bank of Israel Limited

## Financial Statements For the Year Ended December 31, 2002

## Contens

Somekh Chaikin

Mail address
PO Box 609
Tel-Aviv 61006
Israel

Office address
KPMG Millennium Tower
17 Ha'arba'a Street
Tel Aviv 61070
Israel

Telephone 972 3 684 8000
Fax 972 3 684 8444

## Auditors' Report to the Shareholders of The Industrial Development Bank of Israel Limited

We have audited the accompanying balance sheets of Industrial Development Bank of Israel Limited (the Bank) as of December 31, 2002 and 2001, and the related statements of income, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2002. These financial statements are the responsibility of the Bank's Board of Directors and its management. Our responsibility is to express an opinion on these financial statements, based on our audits.

The data relating to the Bank's equity in the net after tax operating results of affiliates in the amount of NIS 4.2 million for the year ended December 31, 2000, is based, in part, on financial statements which were audited by other auditors.

We conducted our audit in accordance with generally accepted auditing standards, including standards prescribed by the Auditors Regulation (Manner of Auditors' Performance) - 1973. Such standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2002 and 2001, and the results of its operations, the changes in the shareholders' equity and its cash flows for each of the three years, the last of which ended December 31, 2002, in conformity with generally accepted accounting principles. Furthermore, these statements have, in our opinion, been prepared in conformity with the directives and guidelines of the Supervisor of Banks.

As explained in Note 1B, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Without qualifying our opinion, we would call attention to the following:

A. Note 1 of the financial statements which deals with:

1. The severe liquidity problems experienced by the Bank, which were caused by increased withdrawals of public deposits, and which raise doubts as to the ability of the Bank to continue operating as a banking institution. Further to these liquidity problems, on August 22, 2002, the Bank turned to the Governor of the Bank of Israel with a request for an extraordinary credit line, while meeting with representatives of the Israeli government in an attempt to find the means to ensure the Bank's stability. On November 14, 2002, the Bank of Israel granted an interest-bearing extraordinary credit line to the Bank which, in return, placed a floating first degree charge in favor of the Bank of Israel on all of the assets of the Bank except for certain assets. This was done in addition to the subordination of the State's deposits to the public's deposits or to the credit of the Bank of Israel, all as detailed in the Note.

2. Utilization of the entire amount of the extraordinary credit line allotted to the Bank by the Bank of Israel, and the Bank's debit balance with the Bank of Israel as a result of not increasing the extraordinary credit line, all as detailed in the Note.

3. The decision of the Bank's board of directors to adopt a run-off plan for the supervised sale of the Bank's credit assets, in view of the difficulties in carrying out the sale of the Bank's asset and liability portfolio as previously approved by the board of directors and decided on by the Prime Minister's Office, the Finance Ministry, and the Bank of Israel. The success of the plan is contingent upon the agreement and cooperation of the State authorities to the plan, all as detailed in the Note.

The ability of the Bank to repay its liabilities and its future operating format are contingent upon the continuation of the extraordinary credit line from the Bank of Israel and the results of the run-off plan. In the event that the controlled disposal of the Bank's credit assets is completed, the Bank will cease operating as a banking institution under its present format.

B. Note 16A of the financial statements regarding the minimum capital ratio of the Bank as of December 31, 2002 that has fallen below the minimum of 15% that was set for the Bank by the Bank of Israel, and below the minimum of 9% set by the Supervisor of Banks in its Proper Banking Procedure, as well as regarding Amendment 311 to Proper Banking Procedures (Minimum Capital Ratio) that was published on January 14, 2002 and which may have a significant adverse effect on the minimum capital ratio of the Bank.

C. Note 21 regarding the litigation pending against the Bank and its senior officers and the letters received by the Bank expressing the intention or the possibility of suing the Bank and/or its senior officers, as detailed in the Note.

The financial statements do not contain any changes in value or classification of assets or liabilities that may be needed if the Bank is unable to continue is business activities as a banking institution in its present format.

Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)

February 27, 2003

## Balance Sheets as at December 31

**In terms of shekels of December 2002**

| | Note | 2002<br>NIS millions | 2001<br>NIS millions |
|---|---|---|---|
| **Assets** | | | |
| Cash and deposits with banks | 2 | **248.3** | 739.1 |
| Securities | 3 | **73.0** | 242.7 |
| Credit to the public | 4 | **11,117.8** | 12,458.5 |
| Credit to governments | 5 | **191.7** | 242.5 |
| Investment in affiliates | 6 | **0.9** | 1.4 |
| Fixed assets | 7 | **10.3** | 13.1 |
| Other assets | 8 | **52.8** | 208.0 |
| Perpetual deposits with the Israeli Treasury | 9 | **815.3** | 813.9 |
| Total assets | | **12,510.1** | 14,719.2 |

Dr. Raanan Cohen - Chairman of the Board

Moshe Gavish - Director

Uri Galili - Chief Executive Officer

February 27, 2003

The accompanying notes are an integral part of the financial statements.

| | Note | 2002<br>NIS millions | 2001<br>NIS millions |
|---|---|---|---|
| **Liabilities and Shareholders' Equity** | | | |
| Deposits of the public | 10 | **1,316.2** | 4,430.0 |
| Deposits of banks | 11 | **2,518.1** | 926.7 |
| Deposits of the Government | | **7,859.7** | 7,987.6 |
| Perpetual deposit | 12 | **0.1** | 0.1 |
| Capital notes | 13 | **35.9** | 35.8 |
| Debentures | | **-** | 0.1 |
| Other liabilities | 14 | **159.2** | 281.3 |
| Total liabilities | | **11,889.2** | 13,661.6 |
| Non-participating shares | 15 | **339.9** | 337.5 |
| Shareholders' equity | 16 | **281.0** | 720.1 |
| Total liabilities and shareholders' equity | | **12,510.1** | 14,719.2 |

The accompanying notes are an integral part of the financial statements.

## Statements of Income for the Year Ended December 31

**In terms of shekels of December 2002**

| | Note | 2002 NIS millions | 2001 NIS millions | 2000 NIS millions |
|---|---|---|---|---|
| Profit from financing operations before allowance for doubtful debts | 23 | **81.0** | 167.2 | 120.7 |
| Allowance for doubtful debts | 4C | **409.5** | 126.9 | 31.8 |
| Profit (loss) from financing operations after allowance for doubtful debts | | **(328.5)** | 40.3 | 88.9 |
| **Operating and other income** | | | | |
| Operating commissions | 24 | **16.7** | 20.0 | 20.2 |
| Gains (losses) from investments in shares | 25 | **(4.3)** | 2.2 | 13.6 |
| Total operating and other income | | **12.4** | 22.2 | 33.8 |
| **Operating and other expenses** | | | | |
| Salaries and related expenses | 26 | **50.6** | 58.7 | 53.7 |
| Expenses in respect of employee termination payments | | **36.4** | - | - |
| Maintenance and depreciation of premises and equipment | | **15.0** | 16.7 | 15.5 |
| Other expenses | 27 | **20.1** | 19.4 | 17.4 |
| Total operating and other expenses | | **122.1** | 94.8 | 86.6 |
| Operating profit (loss) before taxes on income | | **(438.2)** | (32.3) | 36.1 |
| Taxes on income (tax benefit) | 28 | **(0.4)** | 0.3 | 6.4 |
| Operating profit (loss) after taxes on income | | **(437.8)** | (32.6) | 29.7 |
| **Other items** | | | | |
| Special income from the Israeli Treasury, net | 30 | **6.5** | 15.2 | 14.6 |
| Equity in earnings (losses) of affiliates, net of related tax | | **(0.5)** | (3.4) | 4.2 |
| Gain on sale of investment in an affiliated company, net | | - | - | 0.7 |
| Capital gain, net | | **0.1** | - | - |
| | | **6.1** | 11.8 | 19.5 |
| **Net profit (loss) for the year** | | **(431.7)** | (20.8) | 49.2 |

### Earnings (loss) per share (see Note 1-O.)

| | Earnings (loss) per share | | | Dividend per share | | |
|---|---|---|---|---|---|---|
| | 2002 NIS | 2001 NIS | 2000 NIS | 2002 NIS | 2001 NIS | 2000 NIS |
| Per an amount equal to US$1 of the par value of – | | | | | | |
| "C", "CC" and "CC1" preference shares | **(7.37)** | (0.28) | 0.92 | **0.14** | 0.32 | 0.33 |
| "A" ordinary shares | **(7.51)** | (0.63) | 0.60 | - | - | - |
| Preferred ordinary shares | **(7.51)** | (0.55) | 0.66 | - | 0.06 | 0.06 |

The accompanying notes are an integral part of the financial statements.

## Statement of Shareholders' Equity

**In terms of shekels of December 2002**

| | Share capital and premium on shares | Accumulated difference on translation of dollar linked deposit* | Accumulated difference on translation of CPI linked deposit* | Adjustments from presentation of available-for-sale securities at fair value | Retained earnings (Accumulated Deficit) | Total shareholders' equity |
|---|---|---|---|---|---|---|
| | NIS millions | | | | | |
| **Balance as of January 1, 2000** | 1,222.4 | (710.9) | 190.7 | 2.2 | 30.0 | 734.4 |
| **Changes during 2000** | | | | | | |
| Net profit for the year | - | - | - | - | 49.2 | 49.2 |
| Adjustments from presentation of available-for-sale securities at fair value | - | - | - | 0.4 | - | 0.4 |
| Related tax effect | - | - | - | (0.1) | - | (0.1) |
| Translation differences relating to a perpetual deposit linked to the CPI* | - | - | 9.5 | - | - | 9.5 |
| Dividends on: | | | | | | |
| – Preference shares | - | - | - | - | (14.6) | (14.6) |
| – Other shares | - | - | - | - | (0.3) | (0.3) |
| **Balance as of December 31, 2000** | 1,222.4 | (710.9) | 200.2 | 2.5 | 64.3 | 778.5 |
| **Changes during 2001** | | | | | | |
| Net loss for the year | - | - | - | - | (20.8) | (20.8) |
| Adjustments from presentation of available-for-sale securities at fair value | - | - | - | 2.7 | - | 2.7 |
| Related tax effect | - | - | - | (0.4) | - | (0.4) |
| Translation differences relating to a perpetual deposit linked to the CPI* | - | - | (24.3) | - | - | (24.3) |
| Dividends on: | | | | | | |
| – Preference shares | - | - | - | - | (15.2) | (15.2) |
| – Other shares | - | - | - | - | (0.4) | (0.4) |
| **Balance as of December 31, 2001** | 1,222.4 | (710.9) | 175.9 | 4.8 | 27.9 | 720.1 |
| **Changes during 2002** | | | | | | |
| **Net loss for the year** | - | - | - | - | **(431.7)** | **(431.7)** |
| **Adjustments from presentation of available-for-sale securities at fair value** | - | - | - | **0.1** | - | **0.1** |
| **Translation differences relating to a perpetual deposit linked to the CPI*** | - | - | **(1.0)** | - | - | **(1.0)** |
| **Dividends on preference shares** | - | - | - | - | **(6.5)** | **(6.5)** |
| **Balance as of December 31, 2002** | **1,222.4** | **(710.9)** | **174.9** | **4.9** | **(410.3)** | **281.0** |

* See Note 9 to the financial statements.

The accompanying notes are an integral part of the financial statements.

In terms of shekels of December 2002

| | 2002 NIS millions | 2001 NIS millions | 2000 NIS millions |
|---|---|---|---|
| **Cash flows generated by operating activities:** | | | |
| Net profit (loss) for the year | **(431.7)** | (20.8) | 49.2 |
| Adjustments to reconcile net profit (loss) to net cash flows generated by operating activities: | | | |
| Bank's equity in undistributed losses of an affiliate, net of related taxes | **0.5** | 3.4 | - |
| Depreciation of equipment | **6.9** | 7.4 | 7.6 |
| Allowance for doubtful debts | **409.7** | 126.9 | 32.5 |
| Realized and non-realized loss on adjustment to fair value of trading securities | **2.1** | 0.6 | 0.2 |
| Loss on write-down of available for sale debentures | **3.2** | 1.5 | - |
| Gain on held to maturity securities | - | (0.3) | - |
| Gain on sale of available-for-sale securities | **(0.9)** | (4.2) | (12.4) |
| Gain on sale of investment in an affiliate net of related taxes | - | - | (0.7) |
| Capital gain | **(0.1)** | - | - |
| Provision for severance pay and pensions, net | **37.3** | 0.1 | 0.4 |
| Inflationary erosion of deposit in connection with capital notes | **0.2** | 0.6 | 1.5 |
| Inflationary erosion of capital notes and perpetual deposit | **(0.2)** | (0.6) | (1.5) |
| Net cash inflow generated by operating activities | **27.0** | 114.6 | 76.8 |
| **Cash flows generated by activities related to assets:** | | | |
| Investment in affiliates | - | (2.1) | (2.7) |
| Deposits with banks, net | **15.8** | 22.6 | 70.7 |
| Trading securities, net | **6.1** | (0.8) | (7.7) |
| Available-for-sale securities, net | **162.2** | 5.4 | 131.2 |
| Purchase of held to maturity debentures | **(2.9)** | (16.6) | - |
| Credit to the public, net | **951.6** | (939.4) | (870.3) |
| Credit to governments, net | **51.0** | 33.4 | (13.2) |
| Other assets, net | **155.2** | (96.9) | (58.7) |
| Dividend received from an affiliate | - | - | 16.0 |
| Acquisition of fixed assets | **(4.1)** | (6.4) | (7.7) |
| Proceeds from sale of investment in an affiliate | - | - | 114.9 |
| Proceeds from sale of fixed assets | **0.1** | - | - |
| Net cash inflow (outflow) generated by activities related to assets | **1,335.0** | (1,000.8) | (627.5) |

The accompanying notes are an integral part of the financial statements.

## Statements of Cash Flows for the Year Ended December 31 (cont'd)

**In terms of shekels of December 2002**

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | NIS millions | NIS millions | NIS millions |
| **Cash flows generated by activities related to liabilities and shareholders' equity:** | | | |
| Redemption of capital notes | **(0.1)** | (13.1) | (3.2) |
| Deposits of the public, net | **(3,113.8)** | 330.8 | 1,187.6 |
| Deposits of banks, net | **1,591.4** | 60.9 | (39.3) |
| Deposits of the Government, net | **(127.9)** | 425.6 | (528.6) |
| Redemption of debentures | **(0.1)** | (0.2) | (1.1) |
| Other liabilities, net | **(180.0)** | 83.8 | 52.3 |
| Dividend paid to holders of participating shares | **(6.5)** | (15.6) | (14.9) |
| Net cash inflow generated by activities relating to liabilities and shareholders' equity | **(1,837.0)** | 872.2 | 652.8 |
| **Increase (decrease) in cash** | **(475.0)** | (14.0) | 102.1 |
| Balance of cash as at beginning of year | **633.0** | 647.0 | 544.9 |
| **Balance of cash as at end of year** | **158.0** | 633.0 | 647.0 |

The accompanying notes are an integral part of the financial statements.

## Note 1 - Significant Accounting and Reporting Policies

### A. General

The financial statements have been prepared in accordance with directives and guidelines of the Supervisor of Banks in Israel regarding the preparation of financial statements of a banking institution.

Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter – the "Governor") on August 22, 2002, with a request for an extraordinary credit line.

On August 26, 2002, the Bank of Israel issued a press release whereby the Prime Minister's Office, the Finance Ministry, and the Bank of Israel decided to implement a number of steps pertaining to the Bank. These steps included selling the assets and liabilities of the Bank to another bank, setting up a credit framework from the Bank of Israel for the Bank in order to bridge its liquidity problems, and against this credit framework, the agreement of the Finance Ministry that the State's deposits with the Bank would be subordinate to the public's deposits with the Bank and to the credit of the Bank of Israel, until the sale of the Bank's banking activity. On that very same day, August 26, 2002, the board of directors of the Bank resolved to approve the sale of the Bank's banking activity, to cooperate during the sales process so as to facilitate its implementation, and to direct Bank Management, as needed.

On September 1, 2002, the Government decided on a course of action "the goal of which was to immediately stabilize the Bank and establish a feeling of certainty among the depositors, by guaranteeing the orderly operation of the Bank until the completion of the sale of its banking activity (asset and liability portfolio) (activity portfolio)". As part of this course of action, the Government resolved that "against the setting up of the credit framework by the Bank of Israel for the Bank, under clause 8 of the Banking Ordinance, in order to bridge the Bank's liquidity needs, as needed – the deposits of the State should be subordinated to the public's deposits currently held with the Bank or the credit of the Bank of Israel granted to repay deposits, all on the basis of the resolution of the board of directors of the Bank to sell its activity portfolio within a few months". The manner of the subordination under the aforementioned Government resolution was detailed in a letter of the Accountant General of the Finance Ministry dated September 4, 2002. The letter stipulates that the Government deposits with the Bank in respect of loans granted by the Bank to a certain company under the guarantee of the State of Israel (hereinafter – the "deposits"), up to the level of the credit granted by the Bank of Israel, would become subordinated deposits. According to the letter, the subordination would be relative to the liabilities of the Bank for the credit (principal only) granted by the Bank of Israel, such that, in the event that the total amount of the deposits falls below the total amount of the public's deposits with the Bank plus the aforementioned credit of the Bank of Israel (as long as they do not exceed NIS 4,162 million), the Government will not receive any amount from the Bank in respect of the current repayment of its deposits with the Bank. Should such an event occur, any normal repayment of the deposits will be considered as a repayment of the liabilities of the Bank toward the public's deposits and toward the credit of the Bank of Israel, and only after that would it be applied toward the repayment of the Bank to the State of Israel in respect of the deposits, until such time that the Government deposits will be equal in amount to the public's deposits and the credit of the Bank of Israel (not to exceed NIS 4,162 million). Upon the sale of the asset and liability portfolio of the Bank, all of the Banks liabilities to the Bank of Israel will be repaid and the subordination of the deposits will be cancelled upon the repayment.

## Note 1 - Significant Accounting and Reporting Policies (cont'd)

### A. General (cont'd)

On September 9, 2002, the Governor notified the Bank as to his decision to place an extraordinary credit line at the disposal of the Bank, the major terms of which are as follows:

- The Bank will be able to obtain the extraordinary credit from the Bank of Israel to the extent necessary to bridge the Banks liquidity needs to fulfill its banking obligations, including those toward its public depositors (not including liabilities of any kind to the Government).
- In the initial phase, the amount of the extraordinary credit line (including repayment of the debit balance accrued to that date in the account of the Bank with the Bank of Israel) will be an amount of NIS 2 billion.
- The credit under the extraordinary credit line will bear interest at the "Bank of Israel rate", plus 3% (charged quarterly), and the Bank will also have to pay a commission at an annual rate of 1% (charged monthly) in respect of the unutilized amount of the line. The "Bank of Israel rate" was, at that time, 9.1% per annum. On December 25, 2002, the Bank of Israel rate was lowered by 0.2% to 8.9% per annum.
- The extraordinary credit line will expire on the earlier of May 10, 2003 or upon the sale of the Bank's banking activity. However, the Governor reserves the right to demand the earlier repayment of the line, or to cease any further utilization of the line.
- The granting of the extraordinary credit line is subject to various conditions, among which is the placement of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel.

On September 10, 2002, the Bank's board of directors decided to agree to the extraordinary credit line under the conditions stipulated by the Governor, but it subjected its decision to receipt of the approval of the general shareholders' meeting of the Bank to the placing of a pledge on the assets of the Bank and to the interest rate and liability commission set by the Governor in respect of the line.

On October 8, 2002, the Governor announced his decision whereby at the time of the accounting for the interest on the extraordinary credit line at the end of December 2002, and after implementation of the Government's decision to sell the Banks asset and liability portfolio, the Bank of Israel will charge the Bank interest at the "Bank of Israel rate" plus 2% instead of plus 3%. However, if for any reason the sale of the portfolio is not completed, the additional amount above the "Bank of Israel rate" will remain 3%.

On October 24, 2002, the general shareholders' meeting of the Bank approved the placing of the pledge on the Bank's assets in favor of the Bank of Israel and the interest rate and liability commission set by the Governor in respect of the extraordinary credit line.

## Note 1 - Significant Accounting and Reporting Policies (cont'd)

### A. General (cont'd)

On November 14, 2002, the extraordinary credit line was actually granted to the Bank. The amount of the framework at that date was set at NIS 2.2 billion. Until then, the Bank refrained from signing a debenture that generated a pledge in favor of the Bank of Israel, since prior to signing, the Bank wanted to know what interest rate its debit balance with the Bank of Israel would bear from the initial generation (August 20, 2002) until the granting of the extraordinary credit line. On November 14, 2002, the Governor notified the Bank that the aforementioned debit balance would bear annual interest of 14.1% and the Bank signed the debenture in favor of the Bank of Israel, reserving its claim that the interest on the debit balance should be no higher than the interest on the extraordinary credit line.

As a result of the decision of the Governor regarding the interest rate on the debit balance of the Bank with the Bank of Israel, the Bank was charged interest at a rate of 14.1% per annum, in a total amount of NIS 51.6 million in respect of the period from August 20, 2002 through November 13, 2002. In addition to this charge, the Bank was charged interest in a total amount of NIS 3 million at an annual rate of 48% (adjusted interest – 61%) in respect of its liquidity requirement relating to the period prior to the granting of the extraordinary credit line. The Bank has reservations regarding this charge, but clarifications into this matter have not yet been completed.

The total interest recorded from August 20, 2002 until December 31, 2002 in respect of the Bank's debit balance and in respect of the extraordinary credit line amounted to NIS 87.5 million.

As part of the debenture signed by the Bank in favor of the Bank of Israel, the Bank placed a first degree floating charge on all of its assets, excluding the following assets:

- Loans and credits under State guarantee at a total balance sheet value, as of December 31, 2002, of NIS 7.1 billion.
- The Bank's deposit with the Finance Ministry (the Accountant General) in respect of the DD preferred shares of the Bank.
- Deposits to be made by the Bank from time to time with other banking institutions in Israel and/or abroad, and/or with brokers in Israel and/or abroad, which deposits are made in connection with guaranteeing the Bank's liabilities to such banking institutions and/or brokers, which were created subsequent to November 14, 2002.

For further information regarding the pledge, see Note 17 to the financial statements.

The balance of the extraordinary credit line from the Bank of Israel including accrued interest is, as of December 31, 2002, in an amount of NIS 2,131 million. ON February 25, 2003, the balance was NIS 2,238 million.
Since the Bank utilized the entire extraordinary credit line allocated to it, the Bank recently requested from the Governor to expand the line. To date, such expansion has not been approved by the Governor. As a result, the Bank's account with the Bank of Israel as of February 25, 2003 stands at a debit balance of NIS 40 million, in respect of which the Bank of Israel currently charges the Bank interest at an annual rate of 48%. This debit balance may increase in the event that the expanded extraordinary credit line requested by the Bank is not settled.

## Note 1 - Significant Accounting and Reporting Policies (cont'd)

### A. General (cont'd)

On November 13, 2002, the board of directors of the Bank approved the draft of the sale and the principles of the sale of the Bank's asset and liability portfolio. The asset portfolio offered for sale by the board of directors included credit granted to the public, credit to governments, and real assets, in a balance sheet value as of December 31, 2002 of NIS 4.3 billion. The liability portfolio included deposits of the public, banks and the Israeli government in a total balance sheet value, as of December 31, 2002, of NIS 2.5 billion. The assets not offered for sale (comprised mainly of loans guaranteed by the State of Israel to a certain company and the perpetual deposit with the Finance Ministry) had a balance sheet value, as of December 31, 2002, of NIS 8.2 billion, while the liabilities not offered for sale (comprised mainly of State deposits for granting the aforementioned loans and the credit line of the Bank of Israel) had a balance sheet value, as of December 31, 2002, of NIS 9.4 billion. The sale was approved as an "all or nothing" sale, to one or more purchasers, but the board of directors clarified its position that the approval does not reject the possibility of having the sale take on some other form, should it become clear during negotiations with potential purchasers that through a different kind of sale, the Bank may receive a higher consideration for the portfolio it is selling. Under the format of the approved sale, the "proposal documents" were supposed to be distributed to the parties competing for the purchase by December 20, 2002. On that same date, the "information room" was supposed to have been opened. As a result of the aforementioned approval of the board of directors, the Bank contacted other banks that it viewed as potential purchasers of its asset and liability portfolio, in order to discuss their participation in the sales process. The initial contacts of the Bank and the succeeding deliberations did not bear fruit, and the information room that was opened by the Bank was closed at the end of January 2003, without even one of the aforementioned banks requesting to enter the room in order to perform a due diligence.

After the board of directors received a report on the difficulties in carrying out the sale of the Bank's asset and liability portfolio as an "all or nothing" sale, the board reached the conclusion that it should entertain other alternatives to the sale. At its meeting of February 27, 2003, the board adopted the proposed "run-off" plan prepared by Zinger Barnea and Co. Ltd. and by Fahn Kanne Consultants Ltd. The components of the Run-off plan which was adopted, include, among other things, a supervised sale of the Bank's credit assets, by way of collection (in accordance with maturity dates) of some of the credit, and a segmented sale of some of the other credit, to be conducted over a 4-year period, a significant reduction in manpower and in operating expenses, and the continued granting of the extraordinary credit line by the Bank of Israel. In accordance with the economic evaluation of the parties who prepared the plan, the cost of implementing the run-off plan, including the sale of the credit, will be significantly less than the expected discount on the "all or nothing" and short-term sale of the Bank's asset and liability portfolio.

## Note 1 - Significant Accounting and Reporting Policies (cont'd)

### A. General (cont'd)

In addition, the board also decided in the same meeting to approve the expanded and detailed efficiency plan formulated by the management of the Bank. The plan includes extensive cutbacks (beyond those already decided upon in the past and currently being implemented) in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts. This plan is fully integrated with the run-off plan and is an integral part thereof, as it paves the way and sets the stages in which the cuts in operating expenses will be made as part of the run-off plan. In view of the existing decisions of the State authorities regarding the matters of the Bank, and in view of the floating charge the Bank placed on its assets in favor of the Bank of Israel, and the dependency of the Bank on the continuation of the extraordinary credit line of the Bank of Israel, the Bank will have to obtain the agreement and the cooperation of the State authorities for the run-off plan in order to guarantee its success. To further this end, the Bank maintains ongoing contacts with those authorities. In accordance with the run-off plan and the complimentary efficiency plan, the Bank will refrain from granting new credit and its activities will concentrate on collection and sale of the existing credit.

As a result of the developments of the third quarter of 2002, there was a significant reduction in deposits from the public. The balance of the public's deposits with the Bank as of December 31, 2002 was NIS 1,316 million, compared with NIS 3,666 million on June 30, 2002, and NIS 4,430 million on December 31, 2001. On February 25, 2003, the balance amounted to NIS 1,066 million.

The ability of the Bank to repay its liabilities and its future operating format are contingent on the continued existence of the extraordinary credit line from the Bank of Israel and the implementation of the run-off plan.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed if the Bank is unable to continue its business activities as a banking institutions in its present format.

### B. Financial statements in inflation adjusted values

(1) <u>General</u>

The financial statements have been prepared on the basis of historical cost adjusted for changes in the general purchasing power of the Israeli currency.

The adjusted values of the non-monetary assets do not purport to reflect their real economic value but rather their historical cost adjusted to reflect the changes in the general purchasing power of the Israeli currency.

In the adjusted financial statements the terms "cost" and "net asset value" mean "adjusted cost" and "adjusted net asset value".

## Note 1 - Significant Accounting and Reporting Policies (cont'd)

### B. Financial statements in inflation adjusted values (cont'd)

(1) General (cont'd)

All comparative data for prior periods (including amounts of monetary items) are also stated in terms of shekels of December 31, 2002.

Condensed financial statements in nominal historical values, which served as the basis for the adjusted statements, are presented in Note 33.

See Note 1P(2) below regarding the discontinuance of the adjustment of financial statements beginning from January 1, 2004.

(2) Principles of adjustment

(a) Balance sheet

Monetary items are stated in the adjusted balance sheet at their historical values.

Non-monetary items (such as fixed assets, investment in shares, deferred income, prepaid expenses and share capital) are adjusted on the basis of the changes in the Consumer Price Index (hereinafter - CPI) from the index in respect of the month of the transaction to the index published in respect of December 2002.

The net asset value of the investment in affiliates is based on the adjusted financial statements of such affiliates.

(b) Statement of income –

The statement of income items were adjusted on the basis of the adjustment of monthly income statements in nominal values, as follows:

- Income and expenses arising from non-monetary items have been adjusted on the basis of specific indices applied in the adjustment of the related balance sheet items.
- Other income and expenses, after offsetting the adjustment of the opening monthly balances of the related assets and liabilities, except for balances of items in the non-linked shekel sector, have been adjusted from the index in respect of that month to the index in respect of December 2002. In the non-linked shekel sector, the offsetting of the asset and liability balances was computed on the basis of the average daily balances for the month.
- See J below regarding income and expenses related to derivative financial instruments.

## Note 1 - Significant Accounting and Reporting Policies (cont'd)

**B. Financial statements in inflation adjusted values (cont'd)**

(2) Principles of adjustment (cont'd)

(b) Statement of income – (cont'd)

- The specific allowance for doubtful debts has been adjusted from the index of the date the debt was determined to be doubtful to the index in respect of December 2002.
- Tax expenses for the current year include the erosion of tax payments from the date of payment to the date of the financial statements.
- The Bank's equity in the results of operations of affiliates was determined on the basis of the adjusted financial statements of those affiliates.
- See (c) below in respect of income from a special deposit with the Israeli Treasury, related to the participating share capital.

(c) Statement of shareholders' equity -

The difference generated until May 6, 1996 between the adjustment of the special deposit with the Israeli Treasury which, up to May 6, 1996, was linked to the US dollar, in respect of the participating preference shares similarly linked to the US dollar, and the adjustment of the said deposit on the basis of the CPI, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of a dollar linked deposit" (see Note 9).

The difference generated from May 7, 1996, between the special deposit with the Israeli Treasury, linked from that date to the CPI (which in no event will be less than its dollar value as it was on October 1, 1987) and the revaluation of the non-participating shares linked to the exchange rate of the dollar, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of CPI linked deposit" (see Note 9).

# Note 1 - Significant Accounting and Reporting Policies (cont'd)

## C. Exchange rates and linkage

(1) Assets and liabilities denominated in, or linked to, foreign currency, except for investments in securities, are stated on the basis of the representative exchange rates, published by Bank of Israel, in effect on balance sheet date or on a date relevant to the particular transaction.

(2) Assets and liabilities linked to the CPI are stated according to the contractual linkage terms of each balance.

(3) Assets and liabilities which are optionally linked to the CPI or to foreign currency, and those which are optionally linked to the CPI or earn additional interest instead of being linked to the CPI, are stated in the financial statements using the relevant basis under the terms of the respective transactions.

(4) Interest and linkage differences accrued in respect of assets and liabilities are included in the balance sheet under the items to which they relate.

(5) Following are details of exchange rates and the CPI and the rates of change therein:

| | December 31 | | | Rate of change during | | |
|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 2002 | 2001 | 2000 |
| | | | | % | % | % |
| Representative exchange rate of US$1 (in NIS) | **4.737** | 4.416 | 4.041 | **7.3** | 9.3 | (2.7) |
| CPI in points for: | | | | | | |
| December | **182.0** | 170.9 | 168.5 | **6.5** | 1.4 | - |
| November | **182.5** | 171.1 | 168.7 | **6.7** | 1.4 | 0.1 |

## Note 1 - Significant Accounting and Reporting Policies (cont'd)

### D. Securities

Securities are classified into three groups and the principles of measurement are prescribed to each group as follows:

**Held to Maturity Debentures**

Such debentures are stated at their amortized value as of balance sheet date. Such value represents the nominal value plus linkage increments and interest accrued since acquisition. It also includes the unamortized discount or premium, generated upon acquisition. Income from held to maturity debentures is recognized on the accrual basis.

**Available for Sale Securities**

Such securities are stated at their fair value. Income therefrom is recognized on the accrual basis. The difference between the fair value and adjusted value of available for sale securities, net of the related tax effect, is recorded as a capital reserve. Unquoted shares are stated at their adjusted value.

**Trading Securities**

Such securities are stated at their fair value, and income resulting from such adjustment is recognized on a current basis. The fair value of securities for trading is determined based on their stock market prices as of balance sheet date.

### E. Allowance for doubtful debts

The financial statements include specific allowances for doubtful debts, which, in Management's opinion, present fairly the expected loss on the credit portfolio, including off-balance sheet credit.

In determining the adequacy of the allowances, Management based itself upon the evaluation of the risk involved in the credit portfolio using available information on the customers' financial standing, volume of activity, past record and adequacy of the security received.

The directives of the Supervisor of Banks require that, commencing with 1992, banks include, in addition to the specific allowance for doubtful debts, a supplementary allowance for doubtful debts, which replaces the general allowance which had been required up to that time. The supplementary allowance for doubtful debts is based upon excessive credit balances, measured according to specified quality characteristics of the credit portfolio, as provided in the directives of the Supervisor of Banks.

## Note 1 - Significant Accounting and Reporting Policies (cont'd)

### E. Allowance for doubtful debts (cont'd)

In accordance with the aforementioned requirements, a portion of the general allowance, as of December 31, 1991, equal to 1% of the total debt to which it was related at that date, is to be maintained in inflation adjusted values.

On September 10, 2001, the Supervisor of Banks issued a circular instructing the banks to record a special allowance for doubtful debts in addition to the existing allowances.

In accordance with the circular the banks are required to record, no later than December 31, 2001, a special allowance for doubtful debts of an aggregate amount calculated on balances as of June 30, 2001 which is no less than the total of 0.15% of the assets at risk (as defined in the circular), 1% of the credit under special supervision and 2.5% of the problematic debts less credit under special supervision.

The circular provided that the special allowance will not be included in the capital of the bank in the calculation of the minimum capital ratio and that deferred taxes are not to be included in respect thereto.

The amount of the special allowance resulting from the instructions of the circular was NIS 28.5 million as of December 31, 2001.

In accordance with the circular, a bank that has recorded in any certain year, beginning from 2000, irregular specific allowances for doubtful debts (as defined in the circular) in comparison with the specific allowances it recorded in prior years, will be allowed to request from the Supervisor of Banks to reduce the special allowance. Given the increase in specific allowances in 2001 the Supervisor of Banks agreed to exempt the Bank from recording a special allowance for doubtful debts.

The aggregate balance of the general allowance and the supplementary allowance for doubtful debts in accordance with the directives of the Bank of Israel, as of December 31, 2002, constitutes 1.88% of the public credit risk, which includes credit risk and off-balance sheet risk less credit covered by security that is allowed to be deducted for purposes of individual borrower and group of borrowers limitations (December 31, 2001 – 1.07%).

The Bank's policy is not to write-off doubtful debts until all collection efforts, with respect thereto, have been exhausted. If Management concludes that recovery of a debt is no longer possible, then cases involving significant amounts are brought before the authorized bodies of the Bank, which decide upon their being written-off.

### F. Investments in affiliated companies

(1) The investments in affiliated companies are presented in the financial statements by the equity method of accounting.

(2) In 2000 the Bank sold its shares in an affiliated company. The gain on the sale is stated net of the related tax effect.

## Note 1 - Significant Accounting and Reporting Policies (cont'd)

### G. Fixed assets

Fixed assets are stated at cost net of accumulated depreciation. Depreciation is calculated using the "straight-line" method, at rates deemed adequate to write off the assets over their estimated useful lives.

### H. Contingent liabilities

Adequate provisions have been made in respect of claims which, in Management's estimation, based on the opinion of legal counsel, will not be rejected or canceled.

### I. Basis of recognition of income and expenses

(1) Income and expenses are recognized on the accrual basis.

(2) Income and expenses with respect to securities for trading and derivative financial instruments defined as other transactions are stated at their fair value.

### J. Derivative financial instruments

As part of the Bank's policy for the management of its assets and liabilities, which is intended to monitor exposure to financial risks, the Bank executes transactions in derivative financial instruments. These instruments include, among others, forward exchange contracts, options, etc., which are intended, primarily, to hedge against exposure to changes in linkage bases and foreign currency exchange rates.

Pursuant to the directives of the Supervisor of Banks, transactions in derivative financial instruments are classified into four categories:

(1) Non-risk intermediation transaction

Transaction in a derivative financial instrument with respect to which the Bank is not a party. Income from this type of transaction is classified as income from operating commissions.

## Note 1 - Significant Accounting and Reporting Policies (cont'd)

**J. Derivative financial instruments (cont'd)**

(2) Intermediation transaction involving risk

Transactions in a derivative financial instrument executed by the Bank with one party, in which immediately following its execution and no later than the same business day, the Bank enters into a counter transaction in an identical derivative financial instrument with another party. Income from this type of transaction is classified as financing income and is recognized over the period of the transaction. Assets and liabilities deriving from this type of transaction are measured according to their fair value so that the balance of the asset is equal to the balance of the liability.

(3) Hedging transaction

Transaction in a derivative financial instrument with respect to which a number of conditions exist, mainly that: the derivative financial instrument is intended to hedge a specific balance sheet transaction and that there is a correlation between the fair value of the item being hedged and opposite changes in the fair value of the derivative financial instrument. Net financing income or expenses with respect to hedging transactions are recorded in correspondence with the recording of the income or expense for the balance sheet transaction and in the same income or expense item.

(4) Other transaction

Transaction in a derivative financial instrument, which was not classified as a intermediation or a hedging transaction. Assets and liabilities deriving from other transactions are measured according to their fair value as of the date of report. Changes in the fair value of the other transactions are recorded as other financing income and expenses.

In accordance with the criteria described above the derivative financial instruments were defined as intermediation transactions involving risk and as other transactions.

See P below with respect to the future accounting treatment of derivative financial instruments.

## Note 1 - Significant Accounting and Reporting Policies (cont'd)

### K. Offsetting of financial instruments

Pursuant to the directives, amounts of designated deposits, the repayment of which to the depositor is contingent on the collection of the loans granted therefrom, are offset against the amounts of the related loans and, therefore, are not reflected in the balance sheet. Income earned from such collection-based loan operations is classified as operating commissions.
In accordance with the instructions of the Supervisor of Banks, assets and liabilities in respect of financial instruments with the same counter party are set-off against one another and presented net in the balance sheet when the following conditions are fulfilled:

(1) In respect of such liabilities the Bank has the legal right to enforce the set-off of the liabilities from the assets.

(2) The Bank intends to pay the liabilities and realize the assets on a net basis or at the same time.

### L. Taxes on income

The provision for taxes on the income of the Bank, which is defined as a "financial institution" for Value Added Tax (hereinafter - VAT) purposes, includes VAT on profit in accordance with the Value Added Tax Law. VAT levied on salaries paid by financial institutions is included in the statement of income under "Salaries and related expenses". In 2002, "salaries and related expenses" included a provision in respect of salary tax receivable, due to losses for purposes of profit taxes.

### M. Statement of cash flows

Cash flows from activity in assets and liabilities are shown net, except for securities, fixed assets, investments in affiliates, in capital notes and in debentures. "Cash", for purposes of the cash flow statement, includes cash and bank deposits for an initial period not exceeding three months.

### N. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from such estimates.

## Note 1 - Significant Accounting and Reporting Policies (cont'd)

### O. Earnings per share

Earnings per share have been computed on the basis of the number of outstanding participating shares, which remained unchanged during the reported years. In view of the fact that the share capital of the Bank is composed of several classes of shares, a situation which does not allow for a fair comparison of the per share data of the various classes of shares, and as certain of these classes of shares are linked to the US dollar while other classes participate in earnings on an equal basis with the linked shares, the per share earnings data is given in relation to an amount which equals US$1 of the par value of the shares, at the base exchange rate to which they are linked.

### P. Disclosure of the effect of new accounting standards in the period prior to their application

1. Implementation of the directives of the Supervisor regarding derivative instruments and hedging activities.
On January 17, 2000, the Supervisor of Banks issued a directive regarding "accounting for derivative instruments and hedging transactions" (hereinafter – "the Directive") which was based on the guidelines stipulated in U.S. accounting standard FAS 133, "Accounting Principles and Reporting of Derivative Instruments", including certain derivative instruments inserted into other contracts (hereinafter – "hosting contracts") and regarding hedging activities. The effective date for implementation of the Directive was set for the quarter ended March 31, 2002. In June 2000, FAS 138 was issued, amending the principles stipulated in FAS 133 regarding measurement and disclosure of derivative financial instruments and hedging activities. To adjust the directives of the circular to the accounting principles as stipulated in FAS 138, the Supervisor of Banks issued corrections to the Directives on January 1, 2001.
On February 18, 2002, the Supervisor of Banks issued a directive postponing the effective date of the Directives to the quarter ending March 31, 2003.

In the financial statements of banking corporations presented for the quarter ending March 31, 2003 and thereafter, a banking corporation shall recognize all derivative instruments as assets or liabilities in the balance sheet on the basis of their fair value. The change in the fair value of a derivative instrument should be reported in the statement of income or included as part of shareholders' equity as a component of "other overall income" (depending on the designation of the derivative instrument). The change in the fair value of derivatives which hedge against exposure to changes in the fair value of an asset, liability or strong commitment, should be recognized on an ongoing basis in the statement of income, together with the change in the fair value of the hedging item that can be related to the hedged risk.

## Note 1 - Significant Accounting and Reporting Policies (cont'd)

P. **Disclosure of the effect of new accounting standards in the period prior to their application (cont'd)**

The accounting treatment for changes in the fair value of derivatives that hedge against exposure to changes in the cash flows generated by an asset, liability or forward transaction, depends on the effectiveness of the hedging ratio.

- The effective part of the change in the fair value of the derivative, designated to hedge a cash flow is first reported in shareholders' equity (not on the statement of income) as a component of other overall income and, subsequently, when the forward transaction affects the statement of income, it should be reclassified to the statement of income.
- The ineffective part of the change in the fair value of the derivative so designated should be immediately reported in the statement of income.
- A gain or loss on a derivative not designated as a hedging instrument should be reported in the statement of income on an ongoing basis.

The Directive is to be implemented for the first time in the period beginning January 1, 2003. The Directive states that the change is to be applied by way of cumulative effect as at the beginning of that year. The effect on the Bank's financial statements as of January 1, 2003 is immaterial in amount.

2. During the year 2001 the Israel Accounting Standards Board published Accounting Standard No. 12 on "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard, commencing January 1, 2003, the adjustment to inflation of financial statements will be discontinued. In December 2002, the Israel Accounting Standards Board issued Standard No. 17 which stipulates that implementation of Standard No. 12 will be postponed to January 1, 2004. Therefore, financial statements will no longer be adjusted as from January 1, 2004. Until December 31, 2003, the Bank will continue to prepare inflationary-adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the opinions of the Institute of Certified Public Accountants in Israel.

3. In August 2002, the Israeli Accounting Standards Board issued Standard No. 14, which deals with financial reporting for interim periods. The standard stipulates the minimum requirements for disclosure of information in the financial reporting of interim periods, including the required disclosure in the notes to the financial statements, and the guidelines for recognition and measurement that must be implemented therein.
Standard No. 14 applies to the financial statements of periods commencing on January 1, 2003 and thereafter. The effect of the new standard on the results of operations, the financial position, and the cash flows of the Bank is not expected to be material.

## Note 1 - Significant Accounting and Reporting Policies (cont'd)

**P. Disclosure of the effect of new accounting standards in the period prior to their application (cont'd)**

4. In February 2003, the Israeli Accounting Standards Board issued Standard No. 15, which deals with a decline in asset value. The standard stipulates the procedures to be implemented by the corporation in order to ensure that the assets in the consolidated balance sheet are not presented at amounts higher than their recoverable value. Such value is the highest between the net selling price and the present value of the estimated future cash flows expected to be generated from the use of the asset plus its realization value. The Standard also stipulates principles of presentation and disclosure regarding assets which have declined in value. The standard is applicable to the financial statements of periods commencing on or after January 1, 2003.
In the opinion of the Bank, the effect of the new standard on the results of operations and the financial position is not expected to be material.

## Note 2 - Cash and Deposits with Banks

**Composition:**

| | December 31 2002 | December 31 2001 |
|---|---|---|
| | NIS millions | NIS millions |
| Cash and deposits with Bank of Israel (*) | **115.9** | 416.5 |
| Deposits with commercial banks | **109.1** | 305.8 |
| Deposits in special banking institutions | **23.3** | 16.8 |
| Total | **248.3** | 739.1 |
| Including cash, deposits with Bank of Israel and with banks for an initial period not exceeding three months | **158.0** | 633.0 |

(*) This serves as security for deposits received from the Bank of Israel - see also Note 17, below.

## Note 3 - Securities

### A. Composition

| | December 31, 2002 | | | | |
|---|---|---|---|---|---|
| | Carrying value | Adjusted cost (shares-cost) | Unrealized gains from adjustments to fair value | Unrealized losses from adjustments to fair value | Fair value (*) |
| | NIS millions | | | | |
| **Held to maturity debentures** | | | | | |
| Other debentures | 19.8 | 19.8 | - | - | 19.8 |
| **Available-for-sale securities** | | | | | |
| Government bonds | 0.1 | 0.1 | - | - | 0.1 |
| Other debentures | 13.1 | 14.6 | 1.0 | (2.5) | 13.1 |
| Shares of others | 40.0 | 32.9 | 7.2 | (0.1) | (**) 40.0 |
| Total available-for-sale securities | 53.2 | 47.6 | (***) 8.2 | (***) (2.6) | 53.2 |
| Total securities | 73.0 | 67.4 | 8.2 | (2.6) | (**) 73.0 |

| | December 31, 2001 | | | | |
|---|---|---|---|---|---|
| | Carrying value | Adjusted cost (shares-cost) | Unrealized gains from adjustments to fair value | Unrealized losses from adjustments to fair value | Fair value (*) |
| | NIS millions | | | | |
| **Held to maturity debentures** | | | | | |
| Other debentures | 16.9 | 16.9 | - | - | 16.9 |
| **Available-for-sale securities** | | | | | |
| Government bonds | 166.2 | 161.6 | 4.6 | - | 166.2 |
| Other debentures | 19.6 | 18.7 | 1.1 | (0.2) | 19.6 |
| Shares of others | 31.8 | 31.8 | - | - | (**) 31.8 |
| Total available-for-sale securities | 217.6 | 212.1 | (***) 5.7 | (***) (0.2) | 217.6 |
| **Trading securities** | | | | | |
| Trading shares of others | 8.2 | 7.6 | (****) 0.7 | (****) (0.1) | 8.2 |
| Total securities | 242.7 | 236.6 | 6.4 | (0.3) | (**) 242.7 |

(*) Fair value data are based, generally, on stock market prices, which do not necessarily reflect the price which would be received on the sale of a large quantity of shares.

(**) Includes shares, the fair value of which is not readily determinable, which are stated at cost in the amount of NIS 30.8 million (December 31, 2001 - NIS 26.2 million).

(***) Included in shareholders' equity in the category "adjustment from presentation of available-for-sale securities at fair value".

(****) Included in the statement of income.

## Note 3 - Securities (cont'd)

**B.** See Note 17 below, with respect to lien on Government bonds as security for credit received from the Bank of Israel.

Note: For detail regarding results of investments in debentures – see Note 23E, and for detail regarding results of investments in shares – see Note 25.

## Note 4 - Credit to the Public (Net of Allowance for Doubtful Debts) (*)

### A. Composition

| | December 31 2002 | December 31 2001 |
|---|---|---|
| | NIS millions | NIS millions |
| Credit | **11,199.0** | 12,518.4 |
| Liabilities of customers for acceptances | **2.8** | 13.7 |
| Total credit | **11,201.8** | 12,532.1 |
| Less – general and supplementary allowance for doubtful debts* | **84.0** | 73.6 |
| Total | **11,117.8** | 12,458.5 |

(*) The specific allowance for doubtful debts was deducted from the relevant categories.

## Note 4 - Credit to the Public (Net of Allowance for Doubtful Debts) (cont'd)(*)

**B. Credit to the public includes:**

**1. Credit to problematic borrowers(**) which are not included in the agricultural sector and are not municipalities**

| | | December 31 2002 NIS millions | December 31 2001 NIS millions |
|---|---|---|---|
| a. | Non income bearing credit to problematic borrowers (***)– | | |
| | Non-linked Israeli currency | **314.3** | 222.3 |
| | Israeli currency linked to the CPI | **167.9** | 84.4 |
| | Denominated in or linked to foreign currency | **83.3** | 85.1 |
| | | **565.5** | 391.8 |
| b. | Credit restructured during the year, without waiver of income– | | |
| | Israeli currency linked to the CPI | **15.2** | 2.7 |
| | Non-linked Israeli currency | **13.3** | 21.8 |
| | Denominated in or linked to foreign currency | **2.2** | 16.7 |
| c. | Credit temporarily in arrears | **130.7** | 54.8 |
| | Interest income recognized in respect thereof | **5.8** | 4.9 |
| d. | Credit under special supervision | **337.7** | 521.0 |

(*) The specific allowance for doubtful debts was deducted from the relevant categories.

(**) The balance of problematic debts, less credit covered by security that is deductible for purposes of individual borrower and group of borrowers limitations.

(***) The balance includes an amount of NIS 25.6 million in respect of a loan granted by the Bank to one of its customers to purchase shares in the communications industry, as part of a consortium of a number of banks. The purchased shares served as a pledge to secure the loan as "non-recourse". After the customer defaulted on the loan, the court appointed a receiver, at the request of the consortium of banks, to realize the pledge – the shares of the company that was acquired, as above.
The Supervision of Banks made it clear that if the aforementioned shares were not sold by the receiver until June 30, 2003, then the Supervision of Banks intended on instructing the Bank "to adjust the debt as of that same date, taking into consideration the market value of the shares as of the day of the report".
Immediately prior to the publication of the financial statements, the market value of those shares was NIS 5.2 million less than the value of the debt on the books of the Bank. It is noted that according to a valuation obtained by the Bank, the value of those shares was NIS 1.9 million to NIS 6.0 million more than the value of the debt on the books of the Bank.

# Note 4 - Credit to the public (Net of Allowance for Doubtful Debts) (cont'd)

**B. Credit to the public includes: (cont'd)**

**2. Credit to Kibbutzim (*) included in the Kibbutz Debt Arrangement**

In 1991, the Bank joined the Kibbutz Debt Arrangement, signed in 1989 by the banks, the Government and the Kibbutz movements. This Arrangement includes the implementation of a rehabilitation program prepared by the borrowers, the waiver by the Bank of part of the loans granted by it, Government grants designated for the early repayment of a part of the Kibbutz debts, and a rescheduling of another portion of the debts for a period of up to 25 years, in respect of which the Government provided less costly financing which leaves the Bank with a margin of 2% p.a.

During 1991 through 1996, the Bank received from the Government the grants under the Kibbutz Arrangement of 1989, designated for the early repayment of the Kibbutz debts, as noted above, and reduced the outstanding Kibbutz debt accordingly. Furthermore, the Bank also received from the Government, the deposits required for the rescheduling of part of the Kibbutz debts in accordance with the Bank's proportionate share of the overall arrangement.

In 1993, the Bank commenced the implementation of the Arrangement at the individual Kibbutz level for some Kibbutzim, reflecting the results thereof on its books.

During 1996, a supplementary arrangement was signed by the banks, the Government and the Kibbutz movements for the arrangement of the debts of the Kibbutzim. In April 1999, an amendment to the supplementary arrangement was signed by the said parties. The main principles of the supplementary arrangement, including the amendment thereto, are as follows:

- The arrangement relates to a part of the Kibbutzim and organizations included in the first arrangement, in respect thereof it has become evident that after full execution of the financial arrangement contemplated by the first arrangement, debts remain regarding which the repayment ability envisioned, with respect thereto, under that agreement, does not allow them to fulfill their obligations (the "Balloon" debt). Such "Balloon" debt is to be written off.
- In respect of most of the "Balloon" debts, the writing off shall be covered as to 65% from bank sources and as to 35% from Government sources.
- Kibbutzim will assign part of their rights in land to the Israel Lands Administration. Upon each Kibbutz joining the arrangement, its land, which was found in the land survey to have an alternative value compared to agricultural use, will revert to the Israel Lands Administration, without attaching to it an obligatory price tag. A caveat is to be registered in favor of the banks with respect to such land. In the future, when the land is sold, that part of the net proceeds to be received, which represents the value of the original rights of the Kibbutz in the land, will be paid over to the banks and the Government in proportion to their share in the writing off of the debt, as stated above. The funds transferred by the Government for the purpose of the writing off of the debts of each Kibbutz, as stated above, are conditional upon the consent of each individual Kibbutz to the said arrangement and its subsequent joining to the supplementary arrangement, including the transfer of its land to the Israel Lands Administration. The abovementioned payments will be made in five annual installments: the first immediately upon the transfer and the balance to be linked to the CPI with annual interest at a rate of 1.5%.

(*) Including industrial enterprises and other organizations related to the Kibbutz sector.

## Note 4 - Credit to the Public (Net of Allowance for Doubtful Debts) (cont'd)

### 2. Credit to Kibbutzim (*) included in the Kibbutz Debt Arrangement (cont'd)

Until the real estate Kibbutzim join the supplementary arrangement on the basis of the said land arrangement, a Kibbutz , at its own initiative, may enter into interim property transactions, the consideration for which, whether in cash or cash equivalents, will partially or fully serve as a substitute to the said land arrangement. The "Balloon" debt balance of a potential real estate Kibbutz which is not repaid by the proceeds of such interim transactions or land arrangement, will be treated in accordance with the financial arrangement, as mentioned above.

In the opinion of the Bank, uncertainty exists in view of the above, as to the real estate proceeds anticipated in the said arrangement.

The Bank has made provisions for doubtful debts for all the amounts it considered necessary in light of that mentioned above.

**Composition of credit to the agricultural sector**

| | December 31 2002 | December 31 2001 |
|---|---|---|
| | NIS millions | NIS millions |
| Communal settlements (kibbutzim) including regional enterprises and organizations | **431.5** | 524.7 |
| Cooperative settlements (moshavim) | **41.6** | 52.1 |
| Total credit for kibbutzim and moshavim | **473.1** | 576.8 |
| Private agriculture | **7.8** | 11.9 |
| Total credit to the agricultural sector | **480.9** | 588.7 |

(*) Including industrial enterprises and other organizations related to the Kibbutz sector.

## Note 4 - Credit to the Public (Net of Allowance for Doubtful Debts) (cont'd)

### 2. Credit to Kibbutzim (**) included in the Kibbutz Debt Arrangement (cont'd)

**Credit (*) to the agricultural sector (**) includes:**

| | | December 31 2002 NIS millions | December 31 2001 NIS millions |
|---|---|---|---|
| a. | Non income bearing loans to problematic borrowers – Israeli currency linked to the CPI | **33.1** | 44.1 |
| b. | Restructured credit to borrowers– | | |
| | 1. Credit restructured during the current year with waiver of income – Israeli currency linked to the CPI | **14.4** | 39.2 |
| | Average repayment period (years) | **5.5** | 6.0 |
| | Expected interest margin from the credit | **2%** | 2% |
| | 2. Credit restructured in prior years with waiver of income – Israeli currency linked to the CPI | **18.0** | 15.0 |
| c. | Credit to borrowers in respect of which there is an as yet unimplemented management decision to restructure their debt | **17.1** | 32.7 |
| d. | Credit temporarily in arrears | **2.0** | 0.5 |
| | Interest income recognized in respect thereof | **0.1** | - |
| e. | Credit under special supervision | **133.9** | 147.6 |
| f. | Credit not included in above credit to problematic borrowers | **262.4** | 309.6 |
| | Interest income recognized in respect thereof | **8.2** | 14.0 |

(*) The balance of problematic debts less credit covered by security that is deductible for purposes of individual borrower and group of borrowers limitations.

(**) Including industrial enterprises and other organizations related to the Kibbutz sector.

## Note 4 - Credit to the Public (Net of Allowance for Doubtful Debts) (cont'd)

### 3. Credit to municipalities

The Arrangements in the State's Economy Law ("Arrangements Law") passed by the Knesset on December 30, 1999, included, inter alia, legislative amendments to the Municipalities Ordinance (Section 146A.) and to the Local Authorities Ordinance (Section 39A.). In accordance with these amendments, at the request of a creditor of the local authority or of the Minister of the Interior and subject to approval of the Minister of Justice, the Court may apply to a local authority the provisions of the Companies Law - 1999, which deal with arrangements with creditors.
The provisions of the Companies Law dealing with arrangements with creditors empower the Court to issue a "Stay of Proceedings" Order for a period not exceeding nine months and to approve an arrangement with creditors, supported by a majority of creditors, which will be binding on all of them. Under such an arrangement, a creditor may be bound to reschedule the repayments of the debt due to him and/or waive a part of such debt and/or forgo some of the security held by him. This may be effected also without his consent, if other creditors representing over 75% of the total debts, have supported the arrangement and if such arrangement has subsequently been approved by the Court.

Management of the Bank is unable to evaluate the effect of the said legislative amendments on the credit portfolio to local authorities.

Following is the composition of credit to local authorities:

| | | December 31 2002 | December 31 2001 |
|---|---|---|---|
| | | NIS millions | NIS millions |
| **Balance of credit to municipalities at balance sheet date** | | **59.1** | 74.8 |
| **Credit granted to local authorities includes:** | | | |
| a. | Non-income bearing credit – CPI-linked | **2.0** | - |
| b. | Credit temporarily in arrears | **-** | 5.8 |
| | Interest income recognized with respect of such credit | **-** | 0.2 |
| c. | Credit restructured during the year without waiver of income – CPI linked | **0.5** | - |
| d. | Credit under special supervision | **1.9** | - |
| e. | Credit not included in above credit to problematic borrowers | **54.7** | 69.0 |
| | Interest income recognized with respect of such credit | **2.5** | 4.7 |

# Note 4 - Credit to the Public (Net of Allowance for Doubtful Debts) (cont'd)

## C. Allowance for doubtful debts

| | 2002 | | |
|---|---|---|---|
| | Specific allowance (*) | Supplementary allowance (**) | Total |
| | NIS millions | | |
| Balance of allowance at beginning of year | 255.7 | 73.6 | 329.3 |
| Current provisions | 402.0 | 16.0 | 418.0 |
| Reduction in allowances | (2.7) | (5.6) | (8.3) |
| Collection of debts written off in previous years | (0.2) | - | (0.2) |
| Amount charged to the income statement | 399.1 | 10.4 | 409.5 |
| Bad debts written off | (9.0) | - | (9.0) |
| Inflationary and other adjustments | (16.6) | - | (16.6) |
| Balance of allowance at end of year | 629.2 | 84.0 | 713.2 |
| Amount of provision not deducted from credit to public | 20.6 | - | 20.6 |

| | 2001 | | |
|---|---|---|---|
| | Specific allowance (*) | Supplementary allowance (**) | Total |
| | NIS millions | | |
| Balance of allowance at beginning of year | 169.4 | 57.2 | 226.6 |
| Current provisions | 118.0 | 21.0 | 139.0 |
| Reduction in allowances | (7.5) | (4.6) | (12.1) |
| Amount charged to the income statement | 110.5 | 16.4 | 126.9 |
| Bad debts written off | (22.5) | - | (22.5) |
| Inflationary and other adjustments | (1.7) | - | (1.7) |
| Balance of allowance at end of year | 255.7 | 73.6 | 329.3 |

(*) Not including accrued interest on non-income bearing loans.
(**) Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 39.2 million (as of December 31, 2001 - NIS 39.2 million).

# Note 4 - Credit to the Public (Net of Allowance for Doubtful Debts) (cont'd)

## C. Allowance for doubtful debts (cont'd)

| | 2000 | | |
|---|---|---|---|
| | Specific allowance (*) | Supplementary allowance (**) | Total |
| | NIS millions | | |
| Balance of allowance at beginning of year | 170.4 | 57.5 | 227.9 |
| Current provisions | 36.3 | 2.2 | 38.5 |
| Reduction in allowances | (3.5) | (2.5) | (6.0) |
| Collection of debts written off in previous years | (0.7) | - | (0.7) |
| Amount charged to the income statement | 32.1 | (0.3) | 31.8 |
| Bad debts written off | (33.1) | - | (33.1) |
| Balance of allowance at end of year | 169.4 | 57.2 | 226.6 |

(*) Not including accrued interest on non-income bearing loans.

(**) Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 39.2 million (as of December 31, 2000 - NIS 39.2 million).

## Note 4 - Credit to the Public (Net of Allowance for Doubtful Debts) (cont'd)

**D. Classification of balances of credit to the public (1) and off-balance sheet credit risk (2) in accordance with the size of the credit per borrower.**

| Amount of credit per borrower | December 31, 2002 | | | December 31, 2001 | | |
|---|---|---|---|---|---|---|
| | Number of borrowers (3) | Credit (1) | Credit risk (2) | Number of borrowers (3) | Credit (1) | Credit risk (2) |
| NIS thousands | | NIS millions | | | NIS millions | |
| Up to 7 | 257 | 1.2 | - | 407 | 1.8 | 0.2 |
| From 7 to 18 | 340 | 4.1 | - | 440 | 5.4 | 0.1 |
| From 18 to 35 | 357 | 6.4 | 2.1 | 461 | 8.2 | 3.1 |
| From 35 to 70 | 177 | 8.4 | 0.5 | 188 | 8.8 | 0.6 |
| From 70 to 140 | 121 | 10.9 | 1.0 | 193 | 17.5 | 2.4 |
| From 140 to 285 | 103 | 19.4 | 1.0 | 132 | 24.4 | 2.8 |
| From 285 to 530 | 121 | 41.9 | 4.5 | 121 | 38.8 | 3.1 |
| From 530 to 1,060 | 155 | 116.7 | 5.0 | 188 | 121.7 | 6.5 |
| From 1,060 to 1,770 | 126 | 159.2 | 5.9 | 170 | 197.2 | 3.5 |
| From 1,770 to 3,500 | 163 | 356.6 | 19.0 | 206 | 433.1 | 40.5 |
| From 3,500 to 7,100 | 109 | 491.6 | 45.1 | 152 | 631.7 | 86.2 |
| From 7,100 to 17,700 | 102 | 1,036.4 | 79.1 | 133 | 1,285.6 | 112.7 |
| From 17,700 to 35,000 | 30 | 635.6 | 188.0 | 46 | 898.4 | 175.8 |
| From 35,000 to 177,000 | 24 | 1,171.4 | 317.1 | 45 | 1,660.9 | 1,118.7 |
| From 177,000 to 355,000 | 1 | 83.1 | 130.3 | *1 | 79.8 | 214.6 |
| From 2,800,000 to 7,118,800 | 1 | (4) 7,058.2 | - | *1 | (4) 7,118.8 | - |
| | 2,187 | 11,201.1 | 798.6 | 2,884 | 12,532.1 | 1,770.8 |

(1) The credit is net of the specific allowances for doubtful debts.
(2) Credit risk relating to off-balance sheet financial instruments as computed for the purpose of per borrower debt limitations. As of December 31, 2001, not including credit risk in respect of options with a fair value of NIS 8.2 million.
(3) The number of borrowers is based on the total credit and credit risk.
(4) Credit is secured by a guarantee of the State.
(*) Reclassified.

## Note 5 - Credit to Governments

| | December 31 2002 NIS millions | December 31 2001 NIS millions |
|---|---|---|
| Deposits in foreign currency out of loans received | **38.3** | 41.2 |
| Amounts receivable in connection with exchange rate insurance of capital notes | **35.9** | 35.8 |
| Interest receivable on perpetual deposits with the Israeli Treasury | **-** | 12.6 |
| Other credit | **33.8** | 39.6 |
| Credit to foreign governments | **83.7** | 113.3 |
| Total credit to governments | **191.7** | 242.5 |

## Note 6 - Investment in Affiliates

| | December 31 2002 NIS millions | December 31 2001 NIS millions |
|---|---|---|
| Shareholders' loans (1) | **0.9** | 1.4 |
| Total investment in affiliates | **0.9** | 1.4 |
| Bank's equity in earnings (losses) of affiliates, net | **(0.5)** | (3.4) |

(1) The loans are in dollars and bear interest of Libor + 2% p.a. The loans are for a period of 9 years.

(2) At the end of the third quarter of 2000, the process regarding the sale of the Bank's holdings (50%) in the affiliate, Investment Company for Industrial Development Ltd., were completed. The Bank recorded an after-tax gain of NIS 0.7 million on the sale of this investment

## Note 7 - Fixed Assets

**A.** This item includes equipment, computers, furniture and motor vehicles as follows:

| | At January 1 2002 | Changes during the year Additions | Disposals | At December 31 2002 |
|---|---|---|---|---|
| | NIS millions | NIS millions | NIS millions | NIS millions |
| Cost | 57.5 | 4.1 | (0.4) | 61.2 |
| Accumulated depreciation | (44.4) | (6.9) | 0.4 | (50.9) |
| Net book value | 13.1 | | | 10.3 |

**B.** The average rate of depreciation is 29% (2001 – 30%).

## Note 8 - Other Assets

| | December 31 2002 | December 31 2001 |
|---|---|---|
| | NIS millions | NIS millions |
| Excess of income tax advances over current provisions | **7.2** | 4.3 |
| Prepaid expenses | **3.5** | 2.4 |
| Sundry receivables and debit balances | **4.1** | 4.6 |
| Debit balances in respect of financial derivatives | **38.0** | 196.7 |
| Total other assets | **52.8** | 208.0 |

## Note 9 - Perpetual Deposits with the Israel Treasury

| | December 31 2002 NIS millions | December 31 2001 NIS millions |
|---|---|---|
| Deposit in respect of the "C", "CC" and "CC1" non-redeemable participating preference shares linked to the U.S. dollar (B) | **311.4** | 310.9 |
| Deposit in respect of the "D" redeemable non-participating preference shares linked to the U.S. dollar (C) | **114.8** | 114.6 |
| Deposit in respect of the "DD" redeemable non-participating preference shares linked to the U.S. dollar (C) | **389.1** | 388.4 |
| Total perpetual deposits with the Treasury | **815.3** | 813.9 |

**A.** On May 6, 1996, an agreement was signed between the Bank and the Treasury of the State of Israel regarding the changes in the method of computing the linkage on perpetual deposits, which the Bank had deposited with the Israeli Treasury with respect to the Bank's share capital (C, CC, CC1, D, and DD).

Until the signing of the agreement the aforementioned deposits were linked to the exchange rate of the dollar. In addition, the deposits bear dollar-linked interest at a rate, which, after the payment of VAT on profit imposed on the Bank's earnings, leaves the Bank with an amount comprising net interest at a rate of 7.5% per annum, equivalent to the dividend the Bank customarily pays on the aforementioned preferred shares. The deposits will be repaid to the Bank at the time of the redemption of the relevant shares or upon liquidation of the Bank.

Pursuant to the deposit agreements, the aforementioned interest will be paid to the Bank on the payment dates of the preferred dividends. According to the agreement, the deposits have become, in effect, linked to the CPI, with retroactive effect from October 1, 1987. However, in no case shall the principal amount be less than their dollar value as computed prior to the date of the agreement. Namely, the linkage on the deposits as of October 1, 1987 is based on the CPI or the dollar, whichever is higher. The interest continues to be computed based on a dollar calculation. The deposit agreements do not explicitly relate to the interest on the perpetual deposits in respect of the period during which the Bank is prevented from distributing the aforementioned preferred dividends, or to whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation. The Bank's board of directors reached the conclusion that the interest which is not withdrawn due to non-payment would accrue to the Bank's credit and, accordingly, upon liquidation, it would be paid to the receiver. The Bank requested from the Ministry of Finance and the Government Companies Authority that they clarify their positions in this matter. Responses have not yet been received from either the Ministry of Finance or the Government Companies Authority. The amount of the accrued interest which has not yet been withdrawn was NIS 22.2 million and this amount was not recorded in the financial statements. It is equal to the amount of the accrued dividend in arrears which also was not recorded in the financial statements.
Pursuant to an Order of the Income Tax Authorities, the interest and linkage differentials paid on the deposits are exempt from tax, except for VAT on profit on the interest.

## Note 9 - Perpetual Deposits with the Israel Treasury (cont'd)

Concurrent with the signing of the above-mentioned agreement, the Bank's Articles of Association were amended in May 1996. According to the amendment, one ordinary "B" share out of the total number of ordinary "B" shares was converted into an ordinary "B.1" share (presently held by the State of Israel). The holder of the ordinary "B.1" share is entitled to receive, upon liquidation of the Bank, the difference, if any, arising from the change in the method of computing the linkage of the said deposits, as discussed above. However, the right attached to the ordinary "B.1" share ranks after the settlement in full of all amounts due to creditors of the Bank, present and future, and after repayment of the paid-up share capital to the holders of the Bank's preferred "A" shares, preferred ordinary shares, Ordinary "A" shares and Ordinary "B" shares and after repayment of the paid-up share capital, including linkage differentials, to the holders of the Bank's linked preferred shares of the "C", "CC", "CC1", "D" and "DD" classes, in accordance with the Bank's Articles of Association.

The above-mentioned agreement resulted in an increase in the amounts of the deposits with the Treasury as well as in the Bank's shareholders' equity. Such increase, as at the date of the signing of the agreement, amounted to NIS 285.0 million.

This increase in capital was reflected in the statement of shareholders' equity under "change in capital due to changes in rights of "B.1" ordinary share". Out of the above-mentioned amount, NIS 108.8 million, relating to differences in respect of the participating shares, was credited to the "accumulated difference on translation of dollar linked deposits".
The balance of the increase in capital, in the amount of NIS 176.2 million, which relates to deposits in respect of non-participating shares, was credited to the "accumulated difference on translation of CPI linked deposits".

**B.** As noted, up to May 6, 1996, the above-mentioned deposit was linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage, in respect of the participating, preferred "C", "CC" and "CC1" shares, which are also dollar-linked, and the adjustment thereof to the CPI, was credited in the statement of shareholders' equity to "accumulated difference on translation of dollar linked deposits."

**C.** Up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposits on the basis of the dollar linkage in respect of the non-participating preferred "D" and "DD" shares, which do not constitute shareholder's equity and which are also linked to the dollar, and the adjustment of the above-mentioned deposit to the CPI, was credited to the statement of income, in correspondence with the crediting of the difference arising from the liabilities in respect of these shares.

As a result of the above-mentioned agreement, differences arose from the date of the signing of the agreement between the adjustment of the deposits with the Treasury (optionally linked to the higher of the CPI or the dollar), and the adjustment of the non-participating dollar-linked preferred shares. Such differences are reflected in the statement of shareholder's equity under "accumulated difference on translation of CPI linked deposits."

## Note 10 - Deposits from the Public

| | December 31 2002 NIS millions | December 31 2001 NIS millions |
|---|---|---|
| Demand deposits | **101.0** | 223.4 |
| Fixed-term and other deposits | **893.4** | 3,781.6 |
| Savings deposits | **321.8** | 425.0 |
| Total deposits from the public | **1,316.2** | 4,430.0 |

## Note 11 - Deposits from Banks

| | December 31 2002 NIS millions | December 31 2001 NIS millions |
|---|---|---|
| **Commercial banks -** | | |
| Fixed-term deposits | **372.3** | 896.6 |
| Acceptances | **2.8** | 13.7 |
| **Bank of Israel* -** | | |
| Fixed-term deposits | **11.5** | 5.2 |
| Extraordinary credit line | **2,131.5** | - |
| **Special banking institutions -** | | |
| Fixed term deposits | **-** | 11.2 |
| Total deposits from banks | **2,518.1** | 926.7 |

* See Note 17 regarding pledges to secure credit received from Bank of Israel.

## Note 12 - Perpetual Deposit

This deposit of the Israeli Treasury is non-linked and is convertible at any time, at the request of the Israeli Treasury, into "B" ordinary shares of the Bank, at their par value.

The deposit is perpetual, but the Israeli Treasury has the right to demand its redemption in the event that the State's voting power in the Bank falls below 20%. The redemption would thereupon be effected in twenty-five equal annual installments, beginning ten years after the date of the demand for redemption. The Bank has agreed to issue capital notes to the State of Israel in place of the deposit, on identical terms and conditions.

## Note 13 - Capital Notes

This series of capital notes of a par value of $ 49,976,000 bears interest at the rate of 7.5% per annum and was due on December 31, 1998. The terms of the above capital notes provide that the redemption date of notes for which the holders did not give notice of their intention to redeem, will be deferred by an additional 18 months each time. Over the last four years, notes of a par value of $ 42,400,000 were redeemed. Accordingly the balance of notes still outstanding as at December 31, 2002 amounts to $ 7,576,000 (December 31, 2001 - $ 7,605,000). The next redemption date for the capital notes is June 30, 2002. The Bank is entitled to redeem the unredeemed capital notes at a premium of 5%.

See Note 5 regarding amounts receivable with respect to exchange rate insurance on the capital notes.

## Note 14 - Other Liabilities

| | December 31 2002 | December 31 2001 |
|---|---|---|
| | NIS millions | NIS millions |
| Excess of provision for severance pay and pensions over amounts funded (see Note 18) | **46.8** | 9.5 |
| Provision for vacation pay, long-service bonus and unutilized sick leave (see Note 18) | **12.7** | 17.0 |
| Interim dividend, payable | **-** | 9.5 |
| Final dividend, proposed | **-** | 3.5 |
| Deferred income | **10.8** | 13.2 |
| Credit balances in respect of financial derivatives | **38.8** | 204.8 |
| Allowance for doubtful debts in respect of an off-balance sheet item | **20.6** | - |
| Sundry creditors and credit balances | **29.5** | 23.8 |
| Total other liabilities | **159.2** | 281.3 |

## Note 15 - Non-Participating Shares

### A. Composition:

| | December 31 2002 NIS millions | December 31 2001 NIS millions |
|---|---|---|
| "B" ordinary shares | - | - |
| "D" preference shares linked to the US dollar (*) | **77.4** | 76.9 |
| "DD" preference shares linked to the US dollar (*) | **262.5** | 260.6 |
| Total non-participating shares | **339.9** | 337.5 |

(*) See Note 9 regarding a corresponding deposit with the Israel Treasury in respect of non-participating preference shares.

### B. Additional data regarding the non-participating shares and the principal rights attached thereto (the amounts are in historical values)

| Number of shares | Class of shares | Authorized | Issued and paid | |
|---|---|---|---|---|
| | | 2002 | 2002 | 2001 |
| | | NIS | NIS | NIS |
| 135,399 | "B" ordinary shares of NIS 0.1 each | **13,539.9** | **13,489.9** | 13,489.9 |
| 164,000 | 7.5% cumulative redeemable "D" preference shares of NIS 0.03 each, linked to the US dollar at the rate of $1 = NIS 0.0003, redeemable at a premium of 5 5/8 % (redemption dates will be determined by the Bank subject to approval by the Israeli Treasury) | **4,920** | **4,904** | 4,904 |
| 60,000 | 7.5% cumulative redeemable (without premium) "DD" preference shares of NIS 2.1 each, linked to the US dollar at the rate of $1 = NIS 0.0021 (redemption dates will be determined by the Bank, subject to approval by the Israeli Treasury) | **126,000** | **116,359** | 116,359 |
| | Total shares | **144,459.9** | **134,752.9** | 134,752.9 |

## Note 15 - Non-Participating Shares (cont.)

C. For rights in dividend distributions – see Note 16 F.

D. For cessation of dividend distributions – see Note 16 G.

E. For rights upon liquidation – see Note 16 H.

F. All the non-participating shares are not traded on the Tel-Aviv Stock Exchange.

## Note 16 - Shareholders' Equity

**A.** The share capital is composed of registered shares, which are traded on the Tel-Aviv Stock Exchange. The following are details regarding the historical value of the share capital and the principal rights attaching thereto:

| Number of shares | Type of shares | Authorized 2002 NIS | Issued and paid 2002 NIS | Issued and paid 2001 NIS |
|---|---|---|---|---|
| 16,000 | "A" ordinary shares of NIS 0.1 each (*) | **1,600** | (*) **1,510** | (*) 1,510 |
| 1 | "B.1" ordinary share of NIS 0.1 | **0.1** | (*) **0.1** | (*) 0.1 |
| 1,000,000 | 8% cumulative participating preferred ordinary shares of NIS 0.001 each | **1,000** | **1,000** | 1,000 |
| 17,000,000 | 6% cumulative participating "C" preference shares of NIS 0.00018 each linked to the US dollar at the rate of $1 = NIS 0.00018 | **3,060** | **3,060** | 3,060 |
| 1,000,000 | 6% cumulative participating "CC" preference shares of NIS 0.003 each linked to the US dollar at the rate of $1 = NIS 0.0003 | **3,000** | **3,000** | 3,000 |
| 1,740,000 | 6% cumulative participating "CC1" preference shares of NIS 0.003 each linked to the US dollar at the rate of $1 = NIS 0.0003 | **5,220** | **5,204** | 5,204 |
| 50,100 | Unclassified shares of NIS 0.1 each | **5,010** | **-** | - |
| | Total | **18,890.1** | **13,774.1** | 13,774.1 |

(*) Not traded on the Tel Aviv Stock Exchange.

## Note 16 - Shareholders' Equity (cont'd)

**B.** The following are details of the annual dividends (in 2001, including dividends declared but not yet paid):

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Historical value | Adjusted | Historical value | Adjusted |
| | NIS millions | NIS millions | NIS millions | NIS millions |
| Preferred ordinary shares | - | - | 0.4 | 0.4 |
| "C" preference shares | **2.4** | **2.5** | 5.5 | 5.9 |
| "CC" preference shares | **1.4** | **1.5** | 3.2 | 3.3 |
| "CC1" preference shares | **2.4** | **2.5** | 5.6 | 6.0 |
| Total dividends | **6.2** | **6.5** | 14.7 | 15.6 |

**C. Transfer of "A" ordinary shares –**

The Bank was informed that 3,310 ordinary "A" shares of the Bank (hereinafter – the shares) (conferring 21.42% of the rights to appoint directors to the Bank and 20.55% of the voting rights of the Bank) were, from the beginning, held in trust by Poalim Trust Services Ltd. (hereinafter – Poalim Trust) for the investment fund of the Workers Company Ltd. (hereinafter – Investment Fund). Poalim Trust undertook towards the Bank that it would not accept any instruction from corporations of the Workers Company that is intended to transfer the rights in these shares to any party that is not controlled by the Workers Company Ltd., unless the transferring of the rights is first approved by the Bank's Board of Directors or any other authorized body. In an agreement dated November 19, 1991 between the State and companies of the Workers Company Group, including the Investment Fund, such companies undertook to transfer the shares to the State or to any other party as instructed by the Government.

The Bank's Articles of Association provide that a transfer of shares requires an advance approval of the Bank's Board of Directors. The Board of Directors did not approve the transfer of shares and the Bank continued to report that the shares are held in trust for the Investment Fund by Poalim Trust. In its reports on the holdings of interested parties with respect to the periodic report of the Bank for 2000, Poalim Trust notified the Bank for the first time that the shares are held in trust for the State of Israel and this was disclosed in the annual financial periodic report of the Bank for 2000 that was published in February 2001. The Bank was of the opinion that Poalim Trust cannot change the identity of the trust beneficiary without the agreement of the Bank's Board of Directors, as stated also in the above mentioned undertaking of Poalim Trust. On June 26, 2002, the Bank's board of directors approved the transfer of the shares to the State of Israel and the shares were so registered. Together with additional "A" class ordinary shares it owns, the State of Israel holds 45.77% of the voting rights in the Bank and 50% of the rights to appoint directors of the Bank.

## Note 16 - Shareholders' Equity (cont'd)

### D. Voting rights

Only "A" class ordinary shares and ordinary preference shares grant their holders the right to receive notification regarding general shareholders' meetings of the Bank, to participate and to vote in the general meetings of the Bank. Every "A" class ordinary share has 1000 votes and every ordinary preference share has one vote.

### E. Right to appoint directors

According to the Bank's Articles of Association, the board of directors is comprised of no less than 7 and no more than 15 directors. The directors of the Bank (except for the chairman of the board) are appointed solely by holders of "A" class ordinary shares. Every 1015 "A" class ordinary shares grant the right to appoint one director. The other shares in the Bank do not grant rights to appoint directors of the Bank.
The Chairman of the board, who is the extra director (the fifteenth director), is appointed by all the other members of the board who were appointed, as above, by the holders of "A" class ordinary shares.

### F. Rights to receive a preference dividend

According to the Bank's Articles of Association, in the event that there are sufficient profits , the Bank shall first distribute – a preferred dividend of 6% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "C" class preference shares, 6% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "CC" class preference shares, 6% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "CC1" class preference shares, 7½% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "D" class preference shares, 7½% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "DD" class preference shares – all dividends being pari passu and relative to the paid in capital of the aforementioned shares, and second, an 8% cumulative preferred dividend on the paid in capital of ordinary preference shares.

### G. Cessation of dividend distribution

The issued and outstanding share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay quarterly, 25% of the annual preferred dividend of those classes (the "quarterly dividend"). In consideration of the issuance of these preferred shares, the Bank deposited with the Ministry of Finance perpetual deposits (the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at a rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

## Note 16 - Shareholders' Equity (cont'd)

### G. Cessation of dividend distribution (cont'd)

According to the Companies Law – 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined there), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due ("repayment ability test"). Nevertheless, the court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the Company meets the "repayment ability test". According to the directives of proper banking procedures, the Supervisor of Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of three quarters preceding the period for which the last financial statements were issued reflected a loss.
The Bank ended the year 2001 with a loss and commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank had to obtain court approval and the approval of the Supervisor of Banks.
Immediately prior to the publication of the financial statements of the Bank for the third quarter of 2002, the board of directors of the Bank decided, in the meantime, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things the following issues:

- The results of operations of the third quarter of 2002 and the crises which affected the Bank during that quarter.
- Non-existence of distributable profits under the Companies Law.
- The prohibition on distribution of dividends according to the Banks articles when there are no profits, even in nominal terms.
- The prohibition on distribution of dividends according to the directives of proper banking procedure, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.
- The possibility that the interest on the Bank's perpetual deposits with the Ministry of Finance will continue to accrue to the credit of the Bank even if not actually paid, as long as no dividend is distributed.

On December 1, 2002, the Bank received an answer from the Supervisor of Banks to its request to receive the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervision of the Banks believes that "there is no room to distribute a dividend at this time". Nevertheless, the Supervision of the Banks noted that it was still not completely clear on the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervision of the Banks added that a copy of the letter was transmitted to the Government Companies Authority and the Accountant General for further clarifications. Following receipt of clarifications from them and from the Bank to questions which arose, the Supervision will notify the Bank as to its position.

## Note 16 - Shareholders' Equity (cont'd)

In view of the lack of clarity surrounding the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the board of directors deliberated the matter, taking into consideration a comprehensive legal opinion placed before the board. The board reached the conclusion that the interest not paid to it due to the non-distribution of the dividend will accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver. In a letter dated January 22, 2003, the Bank requested from the Ministry of Finance and the Government Companies Authority that they immediately issue their positions in this matter. Responses have not yet been received from either the Ministry of Finance or the Government Companies Authority. In view of all of the considerations and circumstances described above, the board of directors decided, at its meeting of February 27, 2003, to refrain from distributing any further dividend for the time being. Upon receipt of the positions of the Ministry of Finance and the Government Companies Authority, the board of directors will once again convene to discuss the matter. The amount of the accrued dividend in arrears in respect of the aforementioned preferred shares was NIS 22.2 million and this amount was not recorded in the financial statements. It is equal to the amount of the accrued interest on the perpetual deposits which also was not recorded in the financial statements.

### H. Rights upon liquidation

Upon liquidation of the Bank, all available assets will be distributed to shareholders. We present below the first six stages of distribution of assets in accordance with the priorities appearing in the Bank's articles of association:

- First – to pay cumulative preferred dividends in arrears, including dollar linkage differentials, to all classes of preference shares (C, CC, CC1, D, DD).
- Second - to pay cumulative preferred dividends in arrears to ordinary preference shares.
- Third – to refund paid in capital of "A" class preference shares, refund paid in capital (plus dollar linkage differentials) of "C" class preference shares, refund paid in capital (plus dollar linkage differentials) of "CC" class preference shares, refund paid in capital (plus dollar linkage differentials) of "CC1" class preference shares, refund paid in capital (plus dollar linkage differentials) of "D" class preference shares, refund paid in capital (plus dollar linkage differentials) of "DD" class preference shares – all being pari passu and relative to the paid in capital of the aforementioned shares.
- Fourth – refund paid in capital of ordinary preference shares.
- Fifth – refund paid in capital of class "A" ordinary shares, refund paid in capital of class "B" ordinary shares, refund paid in capital of class "B1" ordinary shares - all being pari passu and relative to the paid in capital of the aforementioned shares.
- Sixth – the remainder of the differences to be paid to the Bank by the State of Israel upon liquidation (if there are any) as a result of the increase in rate of increase of the CPI compared with the increase in the representative exchange rate of the dollar, in respect of the deposits made by the Bank with the State, shall be paid to the holder or holders of class "B1" ordinary shares.

## Note 16A - Capital Adequacy in accordance with Directives of the Supervisor of Banks

The Bank's Board of Directors together with Bank of Israel established a limit according to which the ratio of the Bank's capital to risk assets will not fall below 15%. As at December 31, 2001 this ratio is 13.94%, i.e. less then the required above mentioned ratio.

As a result of the minimal capital ratio falling below that provided by the Bank's Board of Directors, Bank of Israel decided that the minimal capital ratio of the Bank will not be less than 15%.

As a result of the Bank's losses in 2002, there was an additional impairment in the Bank's minimum capital ratio. As of December 31, 2002, the ratio stood at 2.86%, compared with the rate of 15% set by the Bank of Israel. The minimum capital ratio set by the Supervisor of Banks according to proper banking procedure is currently 9%.

On January 14, 2002, the Bank of Israel issued an amendment to Directive No. 311 of Supervisor of Banks "Minimal Capital Ratio". The new directive changed the definitions related to second tier capital. The Bank's position is that all the second tier capital that existed according to the definitions that were in effect until the new directive was published should be included also in accordance with the new definitions. If the existing second tier capital or part of it is not included in the second tier capital there will occur a significant reduction in the ratio of the Bank's capital to risk assets which will require a significant reduction in the risk assets of the Bank. The Bank requested the Bank of Israel to clarify the implications of the amendment on the Bank. To date, no such clarification from the Bank of Israel has been received with respect thereto.

Calculation of capital adequacy in accordance with Directives Nos. 311 and 341 of the Supervisor of Banks, regarding "Minimal Capital Ratio" and "Capital Allocation with respect to Exposure to Market Risks".

### A. Capital for purposes of calculating capital ratio

| | December 31 2002 | December 31 2001 |
|---|---|---|
| | NIS millions | NIS millions |
| First tier capital | **65.9** | 506.8 |
| Second tier capital (*) | **65.9** | 506.8 |
| Total capital | **131.8** | 1,013.6 |

(*) The general allowance for doubtful debts, in the amount of NIS 39.2 million was deducted from the credit since it is not a part of the second tier capital.

# Note 16A - Capital Adequacy in accordance with Directives of the Supervisor of Banks (cont'd)

## B. Weighted-balances of credit risk

| | December 31, 2002 | | December 31, 2001 | |
|---|---|---|---|---|
| | Balances(**) | Weighted credit risk balances | Balances(**) | Weighted credit risk balances |
| | NIS millions | NIS millions | NIS millions | NIS millions |
| **Assets** | | | | |
| Cash and deposits with Banks | **248.3** | **26.5** | 739.1 | 64.5 |
| Securities | **73.0** | **72.7** | 242.7 | 76.3 |
| Credit to the public (*) | **11,117.8** | **3,731.1** | 12,458.5 | 4,828.1 |
| Credit to governments and perpetual deposits with the Treasury | **1,007.0** | **15.7** | 1,056.4 | 26.6 |
| Investments in affiliates | **0.9** | **0.9** | 1.4 | 1.4 |
| Premises and equipment | **10.3** | **10.3** | 13.1 | 13.1 |
| Other assets | **52.8** | **21.3** | 208.0 | 69.4 |
| Total assets | **12,510.1** | **3,878.5** | 14,719.2 | 5,079.4 |
| **Off-balance sheet financial instruments:** | | | | |
| Transactions representing credit risk | **501.1** | **482.0** | 1,161.4 | 1,067.6 |
| Derivative financial instruments | **426.3** | **161.8** | 1,649.1 | 1,007.0 |
| Total off-balance sheet financial instruments | **927.4** | **643.8** | 2,810.5 | 2,074.6 |
| Total credit risk assets | **13,437.5** | **4,522.3** | 17,529.7 | 7,154.0 |
| Market risk | | **73.6** | | 120.9 |
| Total risk assets | **13,437.5** | **4,595.9** | 17,529.7 | 7,274.9 |

(*) The general allowance for doubtful debts, in the amount of NIS 39.2 million was deducted from the credit since it is not a part of the second tier capital.

(**) Assets - balance sheet amounts, off-balance sheet instruments - nominal balances weighted by credit conversion factors.

## Note 16A - Capital Adequacy in accordance with Directives of the Supervisor of Banks (cont'd)

### C. Ratio of capital to total risk assets

| | December 31 2002 | December 31 2001 |
|---|---|---|
| | % | % |
| Ratio of first tier capital to total risk assets | **1.43** | 6.97 |
| Ratio of second tier capital to total risk assets | **1.43** | 6.97 |
| Ratio of total first and second tier capital to total risk assets | **2.86** | 13.94 |

## Note 17 - Liens and Restrictive Conditions

A. As mentioned in Note 1A, commencing on November 14, 2002, an extraordinary credit line was placed at the disposal of the Bank by the Bank of Israel. In connection with receipt of this credit line, the Bank signed on November 14, 2002 a debenture in favor of the Bank of Israel. As part of the debenture signed by the Bank in favor of the Bank of Israel, the Bank placed a first degree floating charge on all of its assets, excluding the following assets:

- Loans and credits under State guarantee at a total balance sheet value, as of December 31, 2002, of NIS 7.1 billion.
- The Bank's deposit with the Finance Ministry (the Accountant General) in respect of the DD preferred shares of the Bank.
- Deposits to be made by the Bank from time to time with other banking institutions in Israel and/or abroad, and/or with brokers in Israel and/or abroad, which deposits are made in connection with guaranteeing the Bank's liabilities to such banking institutions and/or brokers, which were created subsequent to November 14, 2002.

Under this debenture, the Bank undertook, among other things, not to place additional pledges on the assets pledged as part of the debenture and not to sell such assets, in any form, without receiving the written permission, in advance, of the Bank of Israel. Notwithstanding the above, the debenture stipulates that the floating charge placed therein does not prevent the Bank, or restrict the Bank in the normal course of its business, including from the fulfillment of its obligations, receiving repayments of credit or granting credit.

Upon signing the debenture, the Bank notified the Governor of the Bank of Israel that it intends on continuing its efforts to obtain a subordination of the State's deposits with the Bank which would satisfy the Bank of Israel and alleviate the necessity of pledging the Bank's assets in favor of the Bank of Israel.

The balance of the credit line (including accrued interest) as of December 31, 2002 was an amount of NIS 2,131.5 million.

## Note 17 - Liens and Restrictive Conditions (cont.)

**B.** As part of the arrangement determined by Bank of Israel for the granting of monetary credit to the banking system, the Bank registered floating charges on Government bonds traded on the Stock Exchange. Following are details as to credit received, bonds pledged and deposits with Bank of Israel.

| | Deposits received from Bank of Israel(*) | | Government bonds pledged | | Deposits with Bank of Israel | |
|---|---|---|---|---|---|---|
| | NIS millions | | NIS millions | | NIS millions | |
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| Balance at year end | **11.5** | 5.2 | - | 134.6 | **115.9** | 416.5 |
| Average balance during the year(**) | **7.5** | 4.5 | **56.9** | 146.1 | **197.3** | 408.8 |
| Highest balance during the year(**) | **14.1** | 5.2 | **138.3** | 180.3 | **450.9** | 649.2 |

* Not including the extraordinary credit line as detailed in "A" above.

** The average balance and highest balance are based on the month-end balances during the year.

## Note 18 - Employee Rights

A. **Severance pay**

1. The Bank's liability for payment of severance pay to its employees, according to a plan agreed upon with the employees' committee, or according to other agreements with employees not covered by the said plan, is fully covered by payments and deposits with recognized pension and provident funds, payment of premiums of insurance policies and by the unfunded provision in the books. The calculation of the severance pay liability is based on the most recent monthly salary multiplied by the number of years of service.

2. Commencing on July 15, 2002, Mr. A. Galili has been serving as the C.E.O. of the Bank. The Bank signed an employment agreement with Mr. Galili in which the Bank undertook to employ him for a period of three years. The C.E.O.'s monthly salary is NIS 58.2 thousand, plus customary related expenses.
Commencing on August 14, 2002, Dr. Ra'anan Cohen has been serving as the chairman of the board of directors of the Bank. The Bank signed an agreement with Dr. Cohen whereby it undertook to employ him for a four year period. The salary of the chairman of the board is NIS 48.5 thousand a month, plus customary related expenses.
On September 1, 2002, Mr. A. Savir joined the Bank's management team. Mr. Savir serves as deputy C.E.O. and is in charge of the Bank's credit operations. The Bank signed an employment agreement with Mr. Savir whereby it undertook to employ him for a three year period. Mr. Savir's monthly salary is NIS 46.8 thousand, plus customary related expenses.

3. Bank Management decided to take steps to significantly reduce the Bank's operating and manpower costs. As part of this process, it was also decided to make a significant reduction in the number of workers employed by the Bank. On December 26, 2002, a special collective agreement was signed by the Bank, the Histadrut Workers Union and the Bank's workers committee regarding the termination of Bank employees, termination payments to which those employees will be entitled, and reduction in the salaries of those employees remaining with the Bank.
The financial statements include non-recurring provisions in an amount of NIS 35 million in respect of the termination payments the Bank Management estimates it will have to make to the employees of the Bank, the Deputy C.E.O., C.E.O. and chairman of the board. The provision in respect of the Deputy C.E.O., C.E.O., and chairman of the board in respect of the period that Management estimates it will not need their services, amounts to NIS 3.7 million.

4. During 1999, the Bank signed personal employment agreements with five senior executives of the Bank. In accordance with these agreements, the Bank has undertaken to make increased severance payments and pay an "adaptation bonus" in addition to the regular severance pay, in the event that these executives resign from the Bank. This liability is covered by an appropriate provision included in the provision for severance pay.
These executives are entitled to severance pay at higher rates in the event that their employment is terminated by the Bank. The Bank and the said executives have the right to terminate their employment relationship by giving prior notice of three months.

## Note 18 - Employee Rights (cont.)

### A. Severance pay (cont'd)

The provision calculated in respect of each of the aforementioned employees is based on the sevrance pay that each will be entitled to receive upon resigning. The maximum amount that the Bank will have to pay in the event that all of these five executives are terminated amounts to NIS 5 million. In respect of this commitment, a provision was made in an amount of NIS 3 million, in accordance with Management estimates regarding the severance payments.

Data relating to provisions and funding included in the balance sheet:

| | December 31 2002 | December 31 2001 |
|---|---|---|
| | NIS millions | NIS millions |
| Provision for severance pay | **86.6** | 54.3 |
| Amounts funded with pension and provident funds, including earnings thereon | **39.8** | 44.8 |
| Unfunded provision included in "Other liabilities" | **46.8** | 9.5 |

The Bank may not withdraw amounts funded other than for the purpose of discharging severance pay liabilities.

### B. Unutilized sick leave

Upon retirement, employees are entitled, under certain conditions, to compensation in respect of unutilized sick leave. In the opinion of management of the Bank an adequate provision has been included in the financial statements. The balance of the provision as of balance sheet date totals NIS 7.6 million (December 31, 2001 - NIS 9.5 million) and is included in the "Other liabilities" item.

### C. Long service bonus

In accordance with the employment agreement existing in the Bank, employees who are subject to this agreement are entitled to a special long service bonus upon completing periods of twenty five years and thirty years of service with the Bank. A full provision has been made in the financial statements for this liability. based on the probability of the employee still being employed by the bank on the effective date. The amount has been discounted at a rate of 3.5% per annum (2001 - 3.5%). These rates are net of the expected real increase in salaries. The balance of the provision as of balance sheet date is NIS 0.4 million (December 31, 2001 - NIS 1.0 million). This balance is included in "Other liabilities".

### D. Unutilized vacation

The balance of the provision for unutilized vacation as of balance sheet date, is NIS 4.7 million (December 31, 2001 - NIS 6.5 million). The balance is included in "Other liabilities".

## Note 19 - Assets and Liabilities Classified According to Linkage Basis

| | December 31, 2002 | | | | | |
|---|---|---|---|---|---|---|
| | Israeli currency | | Foreign currency or linked thereto | | | |
| | Unlinked | Linked to the CPI | US dollar | Other currencies | Non-monetary items | Total |
| | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions |
| **Assets** | | | | | | |
| Cash and deposits with banks | 58.4 | 35.5 | 142.9 | 11.5 | - | 248.3 |
| Securities | 1.8 | 28.0 | 3.2 | - | 40.0 | 73.0 |
| Credit to the public | 1,302.7 | 1,472.6 | 8,064.8 | 277.7 | - | 11,117.8 |
| Credit to governments | 0.6 | 33.3 | 119.5 | 38.3 | - | 191.7 |
| Investment in affiliates | - | - | 0.9 | - | - | 0.9 |
| Fixed assets | - | - | - | - | 10.3 | 10.3 |
| Other assets | 35.0 | - | 0.1 | 14.2 | 3.5 | 52.8 |
| Perpetual deposits with the Israeli Treasury | - | 815.3 | - | - | - | 815.3 |
| Total assets | 1,398.5 | 2,384.7 | 8,331.4 | 341.7 | 53.8 | 12,510.1 |
| **Liabilities** | | | | | | |
| Deposits of the public | 308.1 | 784.0 | 176.4 | 47.7 | - | 1,316.2 |
| Deposits of banks | 2,143.1 | 160.7 | 175.0 | 39.3 | - | 2,518.1 |
| Deposits of the Government | - | 630.1 | 7,229.6 | - | - | 7,859.7 |
| Perpetual deposit | 0.1 | - | - | - | - | 0.1 |
| Capital notes | - | - | 35.9 | - | - | 35.9 |
| Other liabilities | 36.2 | 88.7 | 14.6 | 8.9 | 10.8 | 159.2 |
| Total liabilities | 2,487.5 | 1,663.5 | 7,631.5 | 95.9 | 10.8 | 11,889.2 |
| Difference | (1,089.0) | 721.2 | 699.9 | 245.8 | 43.0 | 620.9 |
| Forward transactions, net | 786.9 | - | (556.5) | (230.4) | - | - |
| In the money options, net (discounted par value) | 116.0 | - | (116.0) | - | - | - |

## Note 20 - Assets and Liabilities Classified According to Linkage Basis (cont'd)

| | December 31, 2001 | | | | | |
|---|---|---|---|---|---|---|
| | Israeli currency | | Foreign currency or linked thereto | | | |
| | Unlinked | Linked to the CPI | US dollar | Other currencies | Non-monetary items | Total |
| | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions |
| **Assets** | | | | | | |
| Cash and deposits with banks | 318.7 | 29.6 | 369.8 | 21.0 | - | 739.1 |
| Securities | 115.5 | 82.1 | 5.1 | - | 40.0 | 242.7 |
| Credit to the public | 1,638.7 | 1,793.6 | 8,599.7 | 426.5 | - | 12,458.5 |
| Credit to governments | 13.1 | 39.0 | 149.1 | 41.3 | - | 242.5 |
| Investment in an affiliate | - | - | 1.4 | - | - | 1.4 |
| Fixed assets | - | - | - | - | 13.1 | 13.1 |
| Other assets | 162.6 | - | 13.3 | 29.7 | 2.4 | 208.0 |
| Perpetual deposits with the Israeli Treasury | - | 813.9 | - | - | - | 813.9 |
| Total assets | 2,248.6 | 2,758.2 | 9,138.4 | 518.5 | 55.5 | 14,719.2 |
| **Liabilities** | | | | | | |
| Deposits of the public | 2,334.7 | 1,056.3 | 853.9 | 185.1 | - | 4,430.0 |
| Deposits of banks | 27.8 | 143.9 | 706.1 | 48.9 | - | 926.7 |
| Deposits of the Government | - | 677.4 | 7,310.2 | - | - | 7,987.6 |
| Perpetual deposit | 0.1 | - | - | - | - | 0.1 |
| Capital notes | - | - | 35.8 | - | - | 35.8 |
| Debentures | - | 0.1 | - | - | - | 0.1 |
| Other liabilities | 173.0 | 35.9 | 9.4 | 49.8 | 13.2 | 281.3 |
| Total liabilities | 2,535.6 | 1,913.6 | 8,915.4 | 283.8 | 13.2 | 13,661.6 |
| Difference | (287.0) | 844.6 | 223.0 | 234.7 | 42.3 | 1,057.6 |
| Forward transactions, net | 453.9 | - | (224.9) | (229.0) | - | - |

# Note 20 - Assets and Liabilities Classified According to Linkage Basis and Maturity Date

| | December 31, 2002 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | On demand and up to one month | From one to three months | From three months to One year | From one to two years | From two to three years | From three to four years | From four to five years | From five to ten years | From ten to twenty years | Over twenty years | Without maturity date(*) | Total |
| | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions |
| **Unlinked Israeli currency** | | | | | | | | | | | | |
| Assets | 642.0 | 176.3 | 347.0 | 45.7 | 14.9 | 7.1 | 5.6 | 5.8 | 2.0 | 0.1 | 152.0 | 1,398.5 |
| Liabilities | 138.2 | 48.2 | 2,295.0 | 6.0 | - | - | - | - | - | - | 0.1 | 2,487.5 |
| Difference | 503.8 | 128.1 | (1,948.0) | 39.7 | 14.9 | 7.1 | 5.6 | 5.8 | 2.0 | 0.1 | 151.9 | (1,089.0) |
| Forward transactions, net | 844.3 | 58.0 | 0.6 | - | - | - | - | - | - | - | - | 902.9 |
| **Israeli currency linked to the CPI** | | | | | | | | | | | | |
| Assets | 45.2 | 56.5 | 300.4 | 292.7 | 139.9 | 120.2 | 99.0 | 361.9 | 153.2 | 0.4 | 815.3 | 2,384.7 |
| Liabilities | 107.9 | 242.4 | 393.7 | 224.8 | 132.2 | 99.2 | 70.5 | 321.9 | 70.9 | - | - | 1,663.5 |
| Difference | (62.7) | (185.9) | (93.3) | 67.9 | 7.7 | 21.0 | 28.5 | 40.0 | 82.3 | 0.4 | 815.3 | 721.2 |
| **Foreign currency and linked thereto** | | | | | | | | | | | | |
| Assets | 495.1 | 234.4 | 398.6 | 372.6 | 359.0 | 329.4 | 317.5 | 1,534.9 | 4,150.9 | 431.7 | 49.0 | 8,673.1 |
| Liabilities | 154.9 | 190.3 | 349.5 | 211.9 | 224.7 | 264.1 | 271.6 | 1,484.7 | 4,142.6 | 433.1 | - | 7,727.4 |
| Difference | 340.2 | 44.1 | 49.1 | 160.7 | 134.3 | 65.3 | 45.9 | 50.2 | 8.3 | (1.4) | 49.0 | 945.7 |
| Forward transactions, net | (844.3) | (58.0) | (0.6) | - | - | - | - | - | - | - | - | (902.9) |
| **Non-monetary items** | | | | | | | | | | | | |
| Assets | 0.9 | 1.4 | 1.2 | - | - | - | - | - | - | - | 50.3 | 53.8 |
| Liabilities | 2.2 | 4.0 | 4.6 | - | - | - | - | - | - | - | - | 10.8 |
| Difference | (1.3) | (2.6) | (3.4) | - | - | - | - | - | - | - | 50.3 | 43.0 |
| **Total for December 31, 2002** | | | | | | | | | | | | |
| **Assets** | **1,183.2** | **468.6** | **1,047.2** | **711.0** | **513.8** | **456.7** | **422.1** | **1,902.6** | **4,306.1** | **432.2** | **1,066.6** | **12,510.1** |
| **Liabilities** | **403.2** | **484.9** | **3,042.8** | **442.7** | **356.9** | **363.3** | **342.1** | **1,806.6** | **4,213.5** | **433.1** | **0.1** | **11,889.2** |
| **Difference** | **780.0** | **(16.3)** | **(1,995.6)** | **268.3** | **156.9** | **93.4** | **80.0** | **96.0** | **92.6** | **(0.9)** | **1,066.5** | **620.9** |
| **Total for December 31, 2001** | | | | | | | | | | | | |
| Assets | 1,776.1 | 847.4 | 1,284.3 | 982.1 | 687.0 | 545.7 | 439.2 | 1,922.5 | 4,296.2 | 848.1 | 1,090.6 | 14,719.2 |
| Liabilities | 1,663.1 | 737.1 | 2,648.4 | 845.6 | 321.1 | 332.6 | 358.1 | 1,748.9 | 4,162.3 | 842.2 | 2.2 | 13,661.6 |
| Difference | 113.0 | 110.3 | (1,364.1) | 136.5 | 365.9 | 213.1 | 81.1 | 173.6 | 533.9 | 5.9 | 1,088.4 | 1,057.6 |

(*) Including assets past due in the amount of NIS 201.0 million (December 31, 2001 – NIS 22.4 million).

# Note 21 - Contingent Liabilities and Commitments

## A. Off-balance financial instruments

| | December 31 2002 | December 31 2001 |
|---|---|---|
| | NIS millions | NIS millions |
| Transactions the balance of which represents a credit risk - | | |
| Guarantees securing credit | **314.0** | 710.0 |
| Guarantees to home purchasers | **157.9** | 210.6 |
| Other guarantees and liabilities | **108.7** | 262.3 |
| Documentary credits | **58.9** | 34.9 |
| Unutilized revolving credit facilities | **29.2** | 219.6 |
| Irrevocable commitments to grant credit facilities, approved but not yet executed | **66.4** | 361.6 |

## B. Other contingent liabilities and commitments

1. See Note 18A with respect to the contingent commitment regarding personal employment agreements with senior executives.

2. Long-term rental agreement -
In 2001, the Bank renewed the lease agreement for its office premises for an additional period ending in September 2007. The rental payments under the lease, which are linked to the CPI, amount to NIS 5.0 million per year. Commencing on April 16, 2003, the Bank is entitled to terminate the lease period for part or all of the space covered by the lease, upon advance notice of 150 days.

3. The Bank has made commitments regarding the supply and maintenance of computer software systems serving the Bank. The annual expense regarding these commitments amounts to NIS 1.3 million (prior year – NIS 4.9 million).

4. In recent years, the Bank entered into agreements whereby it will participate in private investment funds. The total amount approved for investment by the Bank amounts to US$20 million. The said investment funds invest in Israeli companies or companies related to Israel and in hi-tech companies. The major part of the investments made by these funds is in the credit component. The balance of this undertaking amounts to US$ 9.0 million.

## Note 21 - Contingent Liabilities and Commitments (cont.)

### C. Legal claims

1. The Bank was served with a "third party "notice in the amount of NIS 50 million. The notice was served by the United Mizrahi Bank Ltd. ("Mizrahi") against the Bank and against ten additional parties, within the framework of a counterclaim, which the State of Israel has filed against Mizrahi concerning grants and loans which Mizrahi had provided to a group of companies. Mizrahi claims, inter alia, that the Bank was negligent in preparing economic surveys which were relied upon in the issuance of letters of approval to the said group of companies, and thereby the Bank is responsible for the damage suffered by the State and/or Mizrahi as a result of the collapse of the group. The Bank rejects the claims raised by Mizrahi. The matter is in a preliminary stage in the proceedings, which makes it difficult to make a definite evaluation of the outcome of the case. Notwithstanding this fact, Management of the Bank, basing itself on counsel's opinion, believes that the Bank will not suffer any monetary damages in respect of the said notice, and therefore did not include a provision with respect to the said third-party notice.

2. In October 2002, a class-action suit was filed against the Bank, against the State of Israel (as controlling shareholder in the Bank), and against 17 former and current officers of the Bank, together with a petition to have the suit approved as a class-action. The class action suit was filed on behalf of anyone who purchased shares of the Bank in the period from December 1, 2001 through August 22, 2002. The basis of the suit is the alleged breach by the Bank of the duty to report under the Securities Law – 1968 and the Securities Regulations (Periodic and Immediate Reports) – 1970 enacted thereunder ("Securities Regulations"). As claimed in the suit, during the aforementioned period, a number of extraordinary events and/or matters occurred that would indicate that the Bank was in serious condition. Both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed. The estimated damage being claimed in the suit is NIS 20 million and, alternatively, NIS 14 million. The Bank notified its insurance company that the suit was filed. The Bank has not yet received confirmation from the insurance company that the coverage under its insurance policy for directors and senior officers is applicable to the suit filed against the officers. The Bank has delegated its attorney to handle the suit and the petition to have the suit recognized as a class action. In the opinion of the Bank's legal counsel, it is not possible, at present, to estimate the chances of success of the class action and the petition to have it recognized as such. As a result, no provision has been made in the financial statements in respect of this suit.

## Note 21 - Contingent Liabilities and Commitments (cont.)

**C. Legal claims (cont.)**

3. A suit was filed against one of the Bank's senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was US$ 18,666,711. According to the plaintiff's brief, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former subsidiary of the Bank. The senior executive has an attorney representing him in this matter and the attorney has filed a defense brief on his behalf. In the opinion of the Bank's legal counsel, even if the executive has to pay something in respect of the suit, the payment will be covered by the Bank's insurance policy.

4. In February 2003, the Bank received a letter from an attorney representing a company that had asked to obtain credit from the Bank. The letter demanded that the Bank pay an amount of US$ 2,478,000 as compensation for losses and damages suffered by the company as the alleged result of the Bank's reneging on its agreement to grant the company credit to finance a project. The letter stated that if the Bank does not respond to the demand, the company will be forced to use the means at its disposal. At present, and on the basis of the facts known to the Bank, the Bank's legal counsel is of the opinion that should a suit be filed on the basis of the letter, the Bank will have a good defense.

5. The Bank was recently served with a suit in which a company that had received from the Bank government-guaranteed loans in the nineties claims, together with its controlling shareholders, an amount of NIS 295 million from 13 defendants, including the Israeli Ministry of Industry and Trade, the Israeli Finance Ministry, the heads of the Israel Investment Center, the Bank, and two of its employees. The claim is for compensation in respect of damages allegedly caused by the defendants. The plaintiffs filed a petition with the court to be exempted from payment of the court fee, but the request has not yet been deliberated. The Bank notified its insurance company regarding the suit, but has not yet received confirmation of the insurance coverage. The Bank plans on having an attorney handle this suit. At this early stage of the proceedings, the Bank's legal counsel cannot evaluate the chances of the suit. Therefore, no provision has been made in respect of the suit in the financial statements.

## Note 21 - Contingent Liabilities and Commitments (cont.)

### C. Legal claims (cont.)

6. The Bank has been informed by a number of parties of their intention to file suit against the Bank and/or senior offices of the Bank and/or the Bank's shareholders in connection with events which recently occurred in the Bank, including the following:
On September 11, 2002, the Bank received a lawyer's letter on behalf of some of the Bank's shareholders, in which the Bank (among others) was requested to announce whether it intends on suing senior officers of the Bank in connection with damages that they allegedly caused the Bank. This letter was seen as a preliminary step, under the Companies Law – 1999, toward filing a derivative claim against the Banks senior officers. The Bank, in its letter dated November 7, 2002, rejected the claims raised in the aforementioned letter and announced that it had no intention of suing the officers. In another letter, dated October 27, 2002, the aforementioned lawyer requested to know the Bank's position regarding the filing of a suit against the State of Israel (as the controlling shareholder of the Bank) and other shareholders. In its letter dated January 5, 2003, the Bank announced that it has decided, for the time being, to reject the demand to file the suit.

On November 25, 2002, the Bank received another lawyer's letter whereby it was demanded that the Bank pay interest and/or linkage differentials to customers who withdrew their deposits before their maturity dates during the months of June, July, and August 2002, thereby causing them to forfeit interest and/or linkage differentials. According to the claims made in the letter, making customers forfeit interest and linkage differentials because of early withdrawal of deposits is taking unfair advantage of customers, in breach of the provision of clause no. 4 of the Banking Law (Customer Service) – 1981 ("Banking Law, Customer Service"), as well as deception under clause no. 3 of the same law. Such acts on the part of the Bank entitle the lawyer's clients to file a class action suit against the Bank. The writers of the letter noted that if the Bank does not respond to the claim, they have been instructed to file a class action suit under the Banking Law, Customer Service. In its letter dated December 12, 2002, the Bank rejected the demand.

On December 2, 2002, a letter was received by the Bank from an attorney representing some of the Bank's shareholders, addressed to the chairman of the board of the Bank. The letter requested that the chairman act toward having the Bank initiate legal proceedings against directors and officers who were negligent in their duties in connection with the Bank's having to obtain an extraordinary credit line and make provisions for doubtful debts. The letter stated that if the Bank refrains from taking the necessary steps, the clients of the attorney will weigh the possibility of filing a derivative suit against the Bank. In its letter dated January 23, 2003, the Bank notified the attorney that for reasons stated in the letter, it sees no reason to act as demanded by them.

7. There are a number of other pending monetary suits that have been filed in court against the Bank. In the opinion of Bank Management, based on legal counsel, the provisions in the Bank's accounting records are adequate to cover claims that may not be rejected or cancelled.

## Note 21 - Contingent Liabilities and Commitments (cont.)

**D. Indemnification and exemption writs for senior officers**

a. On August 8, 2002, further to the approvals of the audit committee and the board of directors at their meetings of July 11, 2002, the general shareholders' meeting of the Bank approved the issuance of writs of indemnification to the Bank's senior officers. According to the writ of indemnification that was issued, the Bank undertook to indemnify the senior officers that served and/or will serve the Bank from July 11, 2002 and thereafter, in respect of liabilities and expenses levied against them or borne by them (including a monetary liability under a verdict in favor of another person and reasonable court costs) as a result of actions taken and/or that will be taken by them as senior officers of the Bank and/or as result of actions taken and/or that will be taken by them (while serving as officers of the Bank) as part of a position or duty that they fulfill at the request of the Bank or on its behalf in a company or other corporate body or any project in which the Bank invested or in which the Bank owns shares, as long as these actions are connected with one or more of the types of events detailed in the appendix of the writ of indemnification. The types of events include, among other things, realization of security, conducting transactions as part of the Bank's permissible business activities under clause 10 of the Banking Law (Licensing) – 1981, approving and/or granting credit, a transaction of the Bank involving any assets for itself, and issuing a report or notification under any law. The amount of the total cumulative indemnification to be paid under the writ of indemnification to all senior executives shall not exceed 25% of the shareholders' equity of the Bank in the financial statements as of March 31, 2002 (which amounted to NIS 640,300,000), linked to the CPI of March 2002.

b. Further to the approval of the audit committee on January 15, 2003, the Bank's board of directors approved, on January 23, 2003, the issuance of a writ of general exemption from a breach in the duty to be cautious of senior officers of the Bank. The writ applies to officers who served and/or will serve in the Bank commencing August 21, 2002, in connection with duties carried out by them commencing August 21, 2002 and thereafter.

c. Further to the approval of the audit committee on January 15, 2003, the Bank's board of directors approved, on January 23, 2003, the issuance of a writ of indemnification to senior officers who served and/or will serve in the Bank commencing on August 26, 2002, in respect of liabilities and expenses levied against them or borne by them (including a monetary liability under a verdict in favor of another person and reasonable court costs) as a result of actions taken and/or that will be taken by them as senior officers of the Bank, as long as these actions are connected with the sale of the asset and liability portfolio of the Bank, in whole or in part, in one transaction or piecemeal. This writ of indemnification is in addition to the previous writ of indemnification approved by the general shareholders' meeting of the Bank on August 8, 2002, and the amount of the total cumulative indemnification to be paid under the writ of indemnification to all senior executives shall not exceed 50% of the shareholders' equity of the Bank in the financial statements as of September 30, 2002 (which amounted to NIS 445,400,000), linked to the CPI of September 2002.

## Note 21 - Contingent Liabilities and Commitments (cont.)

### D. Indemnification and exemption writs for senior officers (cont.)

d. In accordance with the Companies Law – 1999, granting exemptions and indemnifications as described in paragraphs "b" and "c" above require the approval of the general shareholders' meeting of the Bank. As long as such approval has not yet been granted, the aforementioned writs are not in effect.

## Note 21A - Derivative Financial Instruments

### A. Derivative financial instruments - year-end balances

**Intermediation transactions involving risk**

| | December 31, 2002 | | December 31, 2001 | |
|---|---|---|---|---|
| | NIS millions | | NIS millions | |
| | Stated value (1) | Current credit exposure | Stated value (1) | Current credit exposure |
| Currency contracts | **3,930.2** | (*) **21.2** | 26,702.4 | 158.5 |
| Commodity contracts for customers | - | - | 156.8 | - |
| Total | **3,930.2** | (*) **21.2** | 26,859.2 | 158.5 |

(1) As mentioned in Note 1J, intermediation transactions involving risk are transactions of the Bank with one party (hereinafter – the original transaction) in respect of which a counter transaction in the same derivative instrument was executed with a third party (hereinafter – the counter transaction). The stated value includes the stated value of the original transaction and of the counter transaction.

(*) Presented in accordance with the directives of the Supervisor of Banks, assuming that the existing collateral has no value.

## Note 21A - Derivative Financial Instruments (cont'd)

### A. Derivative financial instruments - year-end balances (cont'd)

**Other transactions**

| | December 31, 2002 | | | | |
|---|---|---|---|---|---|
| | NIS millions | | | | |
| | Stated | Fair value | | Average fair value(**) | |
| | value | Assets | Liabilities | Assets | Liabilities |
| Currency contracts - spot, swap, forward | **2,181.9** | **14.3** | **17.6** | **32.1** | **37.8** |
| Options bought | **116.1** | **2.5** | **-** | **-** | **-** |
| Total | **2,298.0** | **16.8** | **17.6** | **32.1** | **37.8** |
| Current credit exposure (*) | | **16.8** | | | |

| | December 31, 2001 | | | | |
|---|---|---|---|---|---|
| | NIS millions | | | | |
| | Stated | Fair value | | Average fair value(**) | |
| | value | Assets | Liabilities | Assets | Liabilities |
| Interest contracts - future M.K.M. | 4.7 | 0.1 | - | - | - |
| Currency contracts - spot, swap, forward | 2,878.8 | 38.1 | 46.3 | 33.9 | 33.3 |
| Total | 2,883.5 | 38.2 | 46.3 | 33.9 | 33.3 |
| Current credit exposure (*) | | 38.2 | | | |

(*) Presented in accordance with the directives of the Supervisor of Banks, assuming that the existing collateral has no value.

(**) On a quarterly basis.

## Note 21A - Derivative Financial Instruments (cont'd)

**B. Details regarding maturity dates (in stated values) – year end balances**

| | December 31, 2002 | | |
|---|---|---|---|
| | Up to 3 months | From 3 months to 1 year | Total |
| | NIS millions | NIS millions | NIS millions |
| Currency contracts | **4,824.1** | **1,404.1** | **6,228.2** |

| | December 31, 2001 | | |
|---|---|---|---|
| | Up to 3 months | From 3 months to 1 year | Total |
| | NIS millions | NIS millions | NIS millions |
| Interest contracts | 4.7 | - | 4.7 |
| Currency contracts | 19,383.2 | 10,198.0 | 29,581.2 |
| Commodity contracts for customers | 156.8 | - | 156.8 |
| Total | 19,544.7 | 10,198.0 | 29,742.7 |

**C. Derivative financial instruments classified according to counter-party of the transaction (in stated values)**

| | December 31, 2002 | | |
|---|---|---|---|
| | Traded abroad | Other | Total |
| | NIS millions | NIS millions | NIS millions |
| Currency contracts | **-** | **6,228.2** | **6,228.2** |

| | December 31, 2001 | | |
|---|---|---|---|
| | Traded abroad | Other | Total |
| | NIS millions | NIS millions | NIS millions |
| Interest contracts | - | 4.7 | 4.7 |
| Currency contracts | - | 21,581.2 | 21,581.2 |
| Commodity contracts for customers | 156.8 | - | 156.8 |
| Total | 156.8 | 21,585.9 | 21,742.7 |

# Note 21B – Balances and Fair Value Estimates of Financial Instruments

**Fair value of financial instruments**

This note contains information on the methods of arriving at the fair value of financial instruments. Most of the Bank's financial instruments are not traded on active markets and thus market quotations are not available. Therefore, the fair value is arrived at by using accepted pricing models, such as the present value of future cash flows discounted at interest rates which reflect the level of risk inherent in the financial instrument. Estimating the fair value by way of determining the future cash flows and setting the discount interest rate is subjective. Therefore, regarding most of the financial instruments, the fair value estimate is not necessarily an indication of the instrument's realizable value on balance sheet date. The estimate of the fair value was made at interest rates prevailing at balance sheet date and did not take interest rate fluctuations into consideration. The use of other interest rates would result in significantly different fair values. This is especially true in regard to non-interest bearing financial instruments or those bearing fixed interest rates. Furthermore, commissions receivable or payable resulting from the business activity, were not taken into account, neither was the tax effect considered. Moreover, the difference between the book value and fair value of the financial instruments may not be realized since, in most cases, the Bank is likely to hold the instruments until redemption. In view of the above, it should be emphasized, that the data contained in this note should not be considered as an indication of the value of the Bank as a going concern. Furthermore, considering the wide range of valuation and estimation techniques, which may be applied in arriving at fair values, caution should be used in comparing the fair values arrived at by different banks.

**Principal methods and assumptions used for the calculation of the fair value estimates of financial instruments**

- **General** – as mentioned in Note 1A, the Bank needed a credit line from the Bank of Israel. The credit line from the Bank of Israel bears a high rate of interest (3% above the Bank of Israel rate). The discount rate of the cash flows of the deposits raised by the bank is set, for purposes of the fair value of the liabilities, on the basis of the interest rates used by the Bank. These interest rates are lower than the cost of the credit line granted by the Bank of Israel. These rates are similar to the ones used by the Israeli banking system.

- **Deposits with banks and credit to the Government** - By use of the method of discounting future cash flows at interest rates used by the Bank in similar transactions proximate to balance sheet date.

- **Marketable securities** - Are valued at market value. Shares for which no market value is readily available are stated at cost. Non-marketable option warrants exercisable into marketable shares are stated at a fair value arrived on the basis of the Black and Scholes model.

## Note 21B - Balances and Fair Value Estimates of Financial Instruments (cont'd)

**Principal methods and assumptions used for the calculation of the fair value estimates of financial instruments (cont'd)**

- **Credit to the public** - The fair value of the balance of credit to the public was arrived at by using the method of the present value of future cash flows discounted at an appropriate interest rate. The balance of such credit was segmented into several categories. The future aggregate cash flows of each category (principal and interest) were calculated. Such cash inflows were discounted at an interest rate, which reflects the level of risk inherent in the credit. Generally, such interest rate was set on the basis of the rate at which similar transactions of the Bank were effected proximate to balance sheet date. For short-term balances of credit (for an initial period of up to three months), or balances at variable market interest rates (prime, Libor, etc.) which change at intervals of up to three months, their stated value is considered to be their fair value.

  The fair value of problematic debts was calculated by using discount rates reflecting their inherent high credit risk. In any event, such discount rates were not less than the highest interest rate used by the Bank in its operations proximate to balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts.

  The fair value of credit to the public is net of the general and supplementary allowances for doubtful debts (in an aggregate amount of NIS 84.0 million, 2001 - NIS 76.3 million), which was deducted from this item.

  **Perpetual deposits with the Israeli Treasury** - The accepted pricing models cannot be applied to such deposits. Therefore, their book value is considered to be their fair value (see Note 9 for details of the terms of these deposits).

  **Deposits, debentures and capital notes** - The fair value of these liabilities was arrived at by the method of discounting the future cash flows at the interest rate paid by the Bank in obtaining similar deposits, or the interest rate of similar debentures and capital notes issued by the Bank, prevailing as of balance sheet date.

  **Deposits from the Bank of Israel** – The balance in the balance sheet is a close approximation of the fair value since the deposits are at variable rates of interest.

  **Derivative financial instruments** – Such instruments having an active market, were valued at market value. Where these instruments are traded on several markets, valuation was based on quotations in the most active market. Derivatives which are not traded on an active market, were valued based on models used by the Bank in its current operations which take into consideration the inherent risk of the financial instrument (market risk, credit risk etc.).

  **Financial instruments (other than derivative and marketable financial instruments) for an initial period not exceeding three months and at variable market interest rates** - The amount stated in the balance sheet represents an approximation of the fair value subject to changes in credit risks and interest margins of the Bank in transactions at variable interest rates.

## Note 21B - Balances and Fair Value Estimates of Financial Instruments (cont'd)

Following are balances and fair value estimates of financial instruments:

| | December 31, 2002 | | | |
|---|---|---|---|---|
| | Stated balance | | | |
| | Financial instruments(1) | Other financial instruments(2) | Total | Fair value |
| | NIS millions | NIS millions | NIS millions | NIS millions |
| **Financial assets** | | | | |
| Cash and deposits with banks | 199.4 | 48.9 | 248.3 | 247.0 |
| Securities | 53.2 | 19.8 | 73.0 | 72.0 |
| Credit to the public | 2,164.5 | 8,953.3 | 11,117.8 | 10,961.5 |
| Credit to governments | 8.7 | 183.0 | 191.7 | 189.8 |
| Other financial assets | 42.1 | - | 42.1 | 42.1 |
| Perpetual deposits with the Israeli Treasury | 815.3 | - | 815.3 | 815.3 |
| Total financial assets | 3,283.2 | 9,205.0 | 12,488.2 | 12,327.7 |
| **Financial liabilities** | | | | |
| Deposits from the public | 603.1 | 713.1 | 1,316.2 | 1,305.3 |
| Deposits from banks | 2,316.6 | 201.5 | 2,518.1 | 2,516.7 |
| Deposits from the Government and a perpetual deposit | 0.1 | 7,859.7 | 7,859.8 | 7,777.9 |
| Capital notes | - | 35.9 | 35.9 | 37.0 |
| Other financial liabilities | 88.9 | - | 88.9 | 88.9 |
| Total financial liabilities | 3,008.7 | 8,810.2 | 11,818.9 | 11,725.8 |

(1) Financial instruments, the stated balance of which represents the estimated fair value include: financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or on the basis of variable market interest rates that vary at intervals of up to three months.

(2) Other financial instruments.

## Note 21B - Balances and Fair Value Estimates of Financial Instruments (cont'd)

Balances and fair value estimates of financial instruments (cont'd):

| | December 31, 2001 | | | |
|---|---|---|---|---|
| | Stated balance | | | |
| | Financial instruments(1) | Other financial instruments(2) | Total | Fair value |
| | NIS millions | NIS millions | NIS millions | NIS millions |
| **Financial assets** | | | | |
| Cash and deposits with banks | 695.9 | 43.2 | 739.1 | 739.9 |
| Securities | 225.8 | 16.9 | 242.7 | 243.3 |
| Credit to the public | 2,938.2 | 9,520.3 | 12,458.5 | 12,451.1 |
| Credit to governments | 20.5 | 222.0 | 242.5 | 243.0 |
| Other financial assets | 201.3 | - | 201.3 | 201.3 |
| Perpetual deposits with the Israeli Treasury | 813.9 | - | 813.9 | 813.9 |
| Total financial assets | 4,895.6 | 9,802.4 | 14,698.0 | 14,692.5 |
| **Financial liabilities** | | | | |
| Deposits from the public | 2,922.2 | 1,507.8 | 4,430.0 | 4,456.3 |
| Deposits from banks | 397.7 | 529.0 | 926.7 | 930.2 |
| Deposits from the Government and a perpetual deposit | 0.2 | 7,987.4 | 7,987.6 | 7,964.0 |
| Debentures | - | 0.1 | 0.1 | 0.1 |
| Capital notes | - | 35.8 | 35.8 | 37.6 |
| Other financial liabilities | 241.6 | - | 241.6 | 241.6 |
| Total financial liabilities | 3,561.7 | 10,060.1 | 13,621.8 | 13,629.8 |

(1) Financial instruments, the stated balance of which represents the estimated fair value include: financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or on the basis of variable market interest rates that vary at intervals of up to three months.

(2) Other financial instruments.

## Note 22 - Related and Interested Parties

"Related Parties" of the Bank, as defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel are: The State of Israel; Bank Hapoalim B.M.; Bank Leumi le-Israel B.M.; the Chief Executive Officer, Directors of the Bank and companies related to them, affiliates of the Bank and their related companies.

The Bank conducts transactions with all or some of the aforementioned parties, in the ordinary course of business on terms applicable to its transactions in general. As it is not practical to separately record the transactions with such entities, it is not possible to reflect the information required by the said Opinion except for the following details:

### A. Balances

| | December 31, 2002 | | | | December 31, 2001 | | | |
|---|---|---|---|---|---|---|---|---|
| | Affiliates and their related companies | | Directors and Chief Executive Officer | | Affiliate and its related companies | | Directors and Chief Executive Officer | |
| | Balance at balance sheet date | Highest balance during the year* | Balance at balance sheet date | Highest balance during the year* | Balance at balance sheet date | Highest balance during the year* | Balance at balance sheet date | Highest Balance during the year* |
| | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions |
| **Assets** | | | | | | | | |
| Credit to the public | **22.0** | **26.9** | - | - | 28.6 | 28.6 | - | - |
| Investment in affiliates | **0.9** | **1.4** | - | - | 1.4 | 4.7 | - | - |
| **Liabilities** | | | | | | | | |
| Deposits of the public | - | - | **0.5** | **2.7** | - | 0.1 | 2.7 | 2.7 |
| Other liabilities | - | - | **2.5** | **3.0** | - | - | 3.0 | 3.0 |
| **Credit risk in off-balance sheet financial instruments** | **0.8** | 0.9 | - | - | - | 0.6 | - | - |

* On the basis of the balances at the end of each month.

# Note 22 - Related and Interested Parties (cont'd)

## B. Summary of results of operations with interested and related parties

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Affiliate and its related companies | Directors and Chief Executive Officer | Affiliate and its related companies | Directors and Chief Executive Officer |
| | NIS millions | NIS millions | NIS millions | NIS millions |
| Profit (loss) from financing operations before allowance for doubtful debts (*) | 1.1 | (0.1) | 0.9 | (0.1) |
| Operating and other expenses (**) | - | 6.0 | - | 3.4 |

(*) See details in D hereunder.
(**) See details in C hereunder.

## C. Benefits to interested parties

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Directors and Chief Executive Officers | | Directors and Chief Executive Officers | |
| | NIS millions | Number of beneficiaries | NIS millions | Number of beneficiaries |
| Interested parties employed by the Bank (1) | 4.5 | 4 | 2.2 | 2 |
| Fees to directors not employed by the Bank | 1.5 | 17 | 1.2 | 14 |

(1) Not including salary tax.

See Note 18A regarding employment agreements with the Chairman of the Bank and its CEO.

## Note 22 - Related and Interested Parties (cont'd)

**D. Results of financing operations (before allowance for doubtful debts) with interested parties and related parties**

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | NIS millions | NIS millions | NIS millions |
| Income deriving from credit to the public | **1.1** | 0.9 | 1.7 |
| Expenses deriving from deposits of the public | **0.1** | 0.1 | 4.8 |
| Net results from financing operations before allowance for doubtful debts | **1.0** | 0.8 | (3.1) |

Definitions in this note:

- Interested parties – as defined in Paragraph 1 of the definition of an "interested party in a company" in Section 1 of the Securities Law.
- Related party – As defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.
- Directors and Chief Executive Officer – including their spouses and minors (Opinion 29 of the Institute of Certified Public Accountants in Israel).

## Note 23 - Profit from Financing Operations before Allowance for Doubtful Debts

| | 2002 NIS millions | 2001 NIS millions | 2000 NIS millions |
|---|---|---|---|
| **A. Income deriving from assets:** | | | |
| Credit to the public | **788.0** | 1,500.1 | 605.1 |
| Credit to governments | **11.7** | 18.5 | 0.1 |
| Deposits with Bank of Israel | **(1.9)** | 20.4 | 21.0 |
| Deposits with banks | **7.8** | 28.1 | 14.2 |
| Debentures | **0.5** | 12.5 | 21.0 |
| | **806.1** | 1,579.6 | 661.4 |
| **B. Expenses deriving from liabilities** | | | |
| Deposits of the public | **(57.6)** | (300.2) | (235.5) |
| Deposits of the Government | **(595.8)** | (1,035.4) | (331.2) |
| Deposits of Bank of Israel | **(92.9)** | (0.2) | (0.3) |
| Deposits of banks | **(41.0)** | (117.6) | (2.3) |
| Debentures | **-** | - | (0.1) |
| | **(787.3)** | (1,453.4) | (569.4) |
| **C. Income deriving from derivative financial instruments** | | | |
| Commissions from intermediation transactions involving risk | **12.6** | 11.7 | 4.0 |
| Financing income from other transactions, net | **23.1** | 4.4 | 12.6 |
| | **35.7** | 16.1 | 16.6 |
| **D. Other income and expenses** | | | |
| Commissions from financing operations | **30.7** | 25.1 | 24.3 |
| Collection of interest on problematic debts | **5.0** | 7.5 | 2.0 |
| Other financing income | **6.9** | 6.7 | 1.0 |
| Other financing expenses | **(16.1)** | (14.4) | (15.2) |
| | **26.5** | 24.9 | 12.1 |
| Total profit from financing operations before allowance for doubtful debts | **81.0** | 167.2 | 120.7 |

## Note 23 - Profit from Financing Operations Before Allowance for Doubtful Debts (cont'd)

### E. Results from investments in debentures

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | NIS millions | NIS millions | NIS millions |
| Accrued financing income on available-for-sale debentures (included in income from assets) | **0.5** | 12.5 | 21.0 |
| Gain from sale of available-for-sale debentures (included in other financing income) | **0.9** | 0.2 | (1.1) |
| Total profit from investments in debentures | **1.4** | 12.7 | 19.9 |

## Note 24 - Operating Commissions

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | NIS millions | NIS millions | NIS millions |
| Ledger fees (in Israeli and foreign currency) | **1.9** | 2.6 | 2.0 |
| Payment order system services | **1.2** | 1.2 | 0.9 |
| Customer foreign trade transactions | **5.7** | 6.5 | 6.8 |
| Credit handling and contract preparation | **0.6** | 1.9 | 0.7 |
| Computerized information services and confirmations | **0.3** | 0.3 | 0.3 |
| Margin and collection commissions from credit granted from deposits based on collection: | | | |
| Collection commissions on credit from Treasury funds | **0.1** | 0.4 | 0.6 |
| Others | **6.9** | 7.1 | 8.9 |
| Total operating commissions | **16.7** | 20.0 | 20.2 |

## Note 25 - Gains on Investments in Shares

| | 2002<br>NIS millions | 2001<br>NIS millions | 2000<br>NIS millions |
|---|---|---|---|
| Gain on sale of available-for-sale shares | **0.9** | 4.2 | 13.5 |
| Loss on reduction in value of available-for-sale shares | **(3.2)** | (1.5) | - |
| Dividend from available-for-sale shares | **0.1** | 0.1 | 0.3 |
| Realized and unrealized losses on adjustments to fair value of trading shares, net | **(2.1)** | (0.6) | (0.2) |
| Total gains (losses) on investments in shares | **(4.3)** | 2.2 | 13.6 |

## Note 26 - Salaries and Related Expenses

| | 2002<br>NIS millions | 2001<br>NIS millions | 2000<br>NIS millions |
|---|---|---|---|
| Salaries | **36.6** | 40.8 | 37.4 |
| Severance pay, provident fund, pensions, further education fund, vacation pay, sick pay and long service bonuses | **11.2** | 7.2 | 6.2 |
| National insurance contributions and VAT on salaries | **2.0** | 9.4 | 8.8 |
| Other related expenses | **0.8** | 1.0 | 0.9 |
| Adjustment of provisions for related benefits, following changes in salaries in the current year | **-** | 0.3 | 0.4 |
| Total salaries and related expenses | **50.6** | 58.7 | 53.7 |

## Note 27 - Other Expenses

| | 2002 NIS millions | 2001 NIS millions | 2000 NIS millions |
|---|---|---|---|
| Marketing and advertising | **0.6** | 2.3 | 2.0 |
| Communications (postage, telephone, courier fees etc.) | **1.3** | 1.5 | 1.3 |
| Computer (not including salaries and depreciation) | **5.1** | 5.4 | 5.0 |
| Office expenses | **0.9** | 1.2 | 1.1 |
| Insurance | **2.4** | 1.1 | 0.6 |
| Professional services | **5.8** | 4.7 | 4.4 |
| Directors' fees (not including a director employed as a senior executive) | **1.5** | 1.2 | 0.9 |
| Staff training, further education etc. | **0.2** | 0.4 | 0.4 |
| Others | **2.3** | 1.6 | 1.7 |
| Total other expenses | **20.1** | 19.4 | 17.4 |

## Note 28 - Taxes on Income

**A. Composition:**

| | 2002 NIS millions | 2001 NIS millions | 2000 NIS millions |
|---|---|---|---|
| Taxes for the current year | **0.2** | 0.3 | 5.4 |
| Taxes in respect of prior years | **(0.6)** | - | 1.0 |
| Total provision for taxes on income | **(0.4)** | 0.3 | 6.4 |

## Note 28 - Taxes on Income (cont'd)

### B. Reconciliation between the theoretical tax and the tax expense

Following is the reconciliation between the theoretical tax on the operating profit of the Bank, based on the statutory tax rate applicable to banks in Israel, and the tax expense on operating profit, as reflected in the statement of income.

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Statutory tax rate | **45.55%** | 45.30% | 45.30% |
| | **NIS millions** | **NIS millions** | **NIS millions** |
| Tax at the statutory rate | **(199.6)** | (14.6) | 16.3 |
| Tax (tax savings) in respect of: | | | |
| Differences from adjustment of net monetary assets | **(3.2)** | 1.8 | 0.3 |
| General and supplementary allowance for doubtful debts | **6.8** | 7.8 | (0.1) |
| Non-deductible expenses | **0.1** | 0.4 | 0.3 |
| VAT on profit on VAT on salaries, net | - | 0.6 | 0.6 |
| Differences and other tax benefits in respect of which deferred taxes had not been recorded, net | **168.0** | 4.3 | (12.0) |
| Loss for purposes of profit tax which cannot be set off | **28.0** | - | - |
| Inflationary erosion of advance tax payments | **0.1** | - | - |
| Taxes in respect of prior years | **(0.6)** | - | 1.0 |
| Tax expense reflected in the statement of income | **(0.4)** | 0.3 | 6.4 |

**C.** The Bank has been issued final tax assessments for all years through 1992. The assessments until the 1998 tax year are considered final.

**D.** Carryforward tax losses in respect of which deferred tax assets were not created total NIS 435 million (2001 - NIS 102 million).

**E.** In 2002, the Bank recorded salary tax receivable in an amount of NIS 6.7 million, as a result of losses for purposes of profit tax.

## Note 29 – Designated Deposits and Credit and Deposits Granted Therefrom

| | December 31 2002 | December 31 2001 |
|---|---|---|
| | NIS millions | NIS millions |
| **Credit and deposits out of designated deposits** | | |
| Credit to the public | **7,355.8** | 7,470.4 |
| Total | **7,355.8** | 7,470.4 |
| **Designated deposits** | | |
| Deposits of the Government | **7,376.2** | 7,487.8 |
| Total | **7,376.2** | 7,487.8 |

Credit out of designated deposits includes NIS 7,058.2 million, which is secured by a State guarantee. The annual interest margin in respect of this credit amounts to NIS 0.3 million (on December 31, 2001, the balance of the credit secured by a State guarantee was NIS 7,119.5 million).

## Note 30 - Special Income from the Israeli Treasury, Net

The special income from the Israeli Treasury is interest paid on perpetual deposits with the Treasury in connection with preference shares of the Bank linked to the dollar. The income is presented net of the related tax effect and its composition is as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | NIS millions | NIS millions | NIS millions |
| **In respect of participating preference shares -** | | | |
| Special income from the Israeli Treasury | **7.6** | 17.9 | 17.0 |
| Income tax | **(1.1)** | (2.7) | (2.4) |
| Special income from the Israeli Treasury, net | **6.5** | 15.2 | 14.6 |
| **In respect of non-participating preference shares -** | | | |
| Special income from the Israeli Treasury | **14.7** | 28.6 | 27.5 |
| Income tax | **(2.1)** | (4.2) | (4.0) |
| Special income from the Israeli Treasury, net | **12.6** | 24.4 | 23.5 |
| Less/ - dividend on the aforementioned shares | **12.6** | 24.4 | 23.5 |
| Total in respect of non-participating shares | **-** | - | - |
| Total special income from the Israeli Treasury, net | **6.5** | 15.2 | 14.6 |

See Note 9A, Note 15 and Note 16 for details of the special income from the Israeli Treasury which was not recorded in the books, due to the cessation of dividend distribution.

## Note 31 –Financial Statements in Nominal Historical Values

### A. Condensed balance sheet as of December 31,

| | 2002 | 2001 |
|---|---|---|
| | NIS millions | NIS millions |
| **Assets** | | |
| Cash and deposits with banks | **248.3** | 694.0 |
| Securities | **73.0** | 227.9 |
| Credit to the public | **11,117.8** | 11,698.6 |
| Credit to governments | **191.7** | 227.7 |
| Investment in affiliates | **0.9** | 1.3 |
| Fixed assets | **9.5** | 11.6 |
| Other assets | **52.8** | 195.4 |
| Perpetual deposits with the Israeli Treasury in connection with the Bank's share capital | **815.3** | 764.2 |
| Total assets | **12,509.3** | 13,820.7 |
| **Liabilities and shareholders' equity** | | |
| Deposits of the public | **1,316.2** | 4,159.8 |
| Deposits of banks | **2,518.1** | 870.2 |
| Deposits of the Government | **7,859.7** | 7,500.4 |
| Perpetual deposit | **0.1** | 0.1 |
| Capital notes | **35.9** | 33.6 |
| Debentures | **-** | 0.1 |
| Other liabilities | **159.4** | 264.1 |
| Total liabilities | **11,889.4** | 12,828.3 |
| Shareholders' equity | **619.9** | 992.4 |
| Total liabilities and shareholders' equity | **12,509.3** | 13,820.7 |

## Note 31 –Financial Statements in Nominal Historical Values

**B. Condensed statement of income for the year ended December 31,**

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | NIS millions | NIS millions | NIS millions |
| Profit from financing operations before allowance for doubtful debts | 99.0 | **161.5** | 111.8 |
| Allowance for doubtful debts | 412.5 | **120.0** | 29.5 |
| Profit (loss) from financing operations after allowance for doubtful debts | (316.7) | **41.5** | 82.3 |
| **Operating and other income** | | | |
| Operating commissions | 15.9 | **18.8** | 18.7 |
| Gains (losses) from investments in shares, net | (4.2) | **2.1** | 12.6 |
| Total operating and other income | 11.7 | **20.9** | 31.3 |
| **Operating and other expenses** | | | |
| Salaries and related expenses | 87.8 | **55.5** | 49.6 |
| Depreciation and maintenance of premises and equipment | 14.8 | **15.4** | 13.7 |
| Other expenses | 19.8 | **18.2** | 16.0 |
| Total operating and other expenses | 122.4 | **89.1** | 79.3 |
| Operating profit (loss) before taxes on income | (424.2) | **(26.7)** | 34.3 |
| Taxes on income (tax benefit) | (0.6) | **0.2** | 5.9 |
| Operating profit (loss) after taxes on income | (423.6) | **(26.9)** | 28.4 |
| **Other items** | | | |
| Special income from the Israeli Treasury, net | 6.2 | **14.3** | 13.5 |
| Equity in earnings (losses) of affiliates, , net of related taxes | (0.5) | **(3.2)** | - |
| Gain on sale of investment in an affiliated company, net | - | - | 14.0 |
| Capital gain, net | 0.1 | - | - |
| | 5.8 | **11.1** | 27.5 |
| Net profit (loss) for the year | (417.8) | **(15.8)** | 55.9 |

## Note 33 - Financial Statements in Nominal Historical Values

### C. Statement of shareholders' equity

| | Share capital | Capital reserves | Adjustments from presentation of available-for-sale securities at fair value | Retained earnings (Accumulated * Deficit) | Total |
|---|---|---|---|---|---|
| | NIS millions | NIS millions | NIS millions | NIS millions | NIS millions |
| **Balance as of January 1, 2000** | 0.1 | 812.4 | 2.2 | 152.4 | 967.1 |
| **Changes during 2000:** | | | | | |
| Adjustments from presentation of available-for-sale securities at fair value | - | - | 0.4 | - | 0.4 |
| Related tax effect | - | - | (0.1) | - | (0.1) |
| Exchange rate differences accrued on perpetual deposit linked to the CPI* | - | 0.8 | - | - | 0.8 |
| Net profit for the year | - | - | - | 55.9 | 55.9 |
| Dividend | - | - | - | (13.8) | (13.8) |
| **Balance as of December 31, 2000** | 0.1 | 813.2 | 2.5 | 194.5 | 1,010.3 |
| **Changes during 2001:** | | | | | |
| Adjustments from presentation of available-for-sale securities at fair value | - | - | 2.3 | - | 2.3 |
| Related tax effect | - | - | (0.3) | - | (0.3) |
| Exchange rate differences accrued on perpetual deposit linked to the CPI* | - | 10.6 | - | - | 10.6 |
| Net loss for the year | - | - | - | (15.8) | (15.8) |
| Dividend | - | - | - | (14.7) | (14.7) |
| **Balance as of December 31, 2001** | 0.1 | 823.8 | 4.5 | 164.0 | 992.4 |
| **Changes during 2002:** | | | | | |
| **Adjustments from presentation of available-for-sale securities at fair value** | - | - | **0.4** | - | **0.4** |
| **Exchange rate differences accrued on perpetual deposit linked to the CPI*** | - | **51.1** | - | - | **51.1** |
| **Net loss for the year** | - | - | - | **(417.8)** | **(417.8)** |
| **Dividend** | - | - | - | **(6.2)** | **(6.2)** |
| **Balance as of December 31, 2002** | **0.1** | **874.9** | **4.9** | **(260.0)** | **(619.9)** |

* See Note 9.

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# Industrial Development Bank of Israel Ltd.

c/o Mellon Investor Services LLC
P.O. BOX 3500
South Hackensack
New Jersey 07606-3500